CIRCOR INTERNATIONAL

Meeting New Challenges

2003 ANNUAL REPORT



CIRCOR INTERNATIONAL SUPPLIES AN EXTRAORDINARY VARIETY OF VALVES AND RELATED PRODUCTS AND SERVICES TO A WIDE RANGE OF USERS AROUND THE WORLD.

OUR CUSTOMERS ARE IN AEROSPACE, CHEMICALS, FOOD PROCESSING, MANUFACTURING, MARITIME, MEDICAL, MILITARY, OIL AND GAS, PETROCHEMICALS, PHARMACEUTICALS, POWER GENERATION, SEMICONDUCTORS, TEXTILES AND MANY OTHER MARKETS.

WE ARE MANAGING OUR FUTURE, WITH GROWTH FUELED BY ACQUISITIONS AND INTERNAL PRODUCT DEVELOPMENT.

CIRCOR International, Inc.

Letter to Shareholders

2003 ANNUAL REPORT

DEAR SHAREHOLDERS,

We are pleased to report another solid year of achievement for Circor. While end-user demand in most of our markets remained on the weak side, we were able to make progress in a number of areas and to improve our financial results. Our business teams responded well to the prolonged economic slowdown by sticking to the basics: targeted sales and marketing, increasing efficiencies and consolidating operations. Cash flow was excellent. We continued to cut inventories, allowing us to reduce debt, complete two acquisitions, and finish the year with a healthy cash position and low debt levels, ready to take advantage of growth opportunities.

FINANCIAL HIGHLIGHTS

Consolidated net revenues increased 8% to \$359.5 million, while net income grew by 15% to \$17.9 million. Our higher earnings resulted from the contributions from our Tomco and US Para Plate acquisitions completed in late 2002, the much improved profitability of our Petrochemical products group, foreign exchange gains, and income tax benefits. We generated a record \$49.1 million of free cash flow (net cash provided by operating activities less capital expenditures and dividends paid), which equaled 2.7 times net income, or 14% of revenues.

PETROCHEMICAL PRODUCTS

Petrochemical revenues were up 13% to \$158.7 million. Operating income increased for the third consecutive year, up by 60% to \$15.2 million versus 2002. Return on revenues grew from 7% to 10% due to an improved mix of higher margin product sales and the impact of cost reductions. International markets remained strong, especially in the Middle and Far East. North American activity increased, mostly due to smaller sized drilling projects and higher maintenance spending.

WE ENTER THE NEW YEAR IN SOLID SHAPE, GROWING STEADILY IN A WEAK BUT IMPROVING ECONOMY, WITH CONFIDENCE IN OUR ABILITY TO DELIVER LONG-TERM VALUE TO OUR CUSTOMERS AND SHAREHOLDERS, AND TO PROVIDE GROWTH OPPORTUNITIES TO OUR ASSOCIATES WORLDWIDE.

INSTRUMENTATION AND THERMAL FLUID CONTROLS

Although these markets were weak much of the year, acquisitions and favorable foreign exchange rates helped as revenue increased 5% to $200.8 million. Operating income decreased by 22% to $22.2 million, primarily due to a decline of high margin sales to the power, steam heating and aerospace markets. Market related factors plus inventory reduction programs led to the underutilization of manufacturing facilities and, together with costs to consolidate operations, contributed to the earnings decline.

CONSOLIDATING FACILITIES AND IMPROVING PRODUCTIVITY

We continued to enhance efficiencies and cut costs by consolidating facilities. We moved the Tomco quick disconnect business (acquired in October 2002) from Ohio to our Spartanburg, South Carolina facility; SSI strainer production moved from Canada to our Spence Engineering plant in Walden, New York; and Telford oilfield product manufacturing moved from Canada to our KF Industries plant in Oklahoma City. In the past four years we have reduced the number of significant manufacturing facilities on a comparable basis from 18 to 14.

To remain cost competitive, we increased efforts to source products and components from lower cost suppliers and expanded the capacity of SKVC, our 60% owned Chinese joint venture. SKVC is producing low cost standard ball valves and components with American Petroleum Institute and ISO-9001 quality certifications for petrochemical applications.

We are also reducing our working capital needs. We continued to lower inventories while maintaining appropriate lead-times and on-time delivery performance. In 2003, excluding the effects of foreign exchange rates, inventories were reduced by 18%, generating $19.8 million of cash while improving our inventory turnover from 2.2x to 2.8x during the year. Our longer-term objective is to achieve an inventory turnover of at least 4x.



David A. Bloss, Sr., *Chairman, President & Chief Executive Officer* and Kenneth W. Smith, *Vice President, Chief Financial Officer & Treasurer*

CONSCIENTIOUS ADMINISTRATION

We continued to adopt new internal procedures and to increase Board of Director involvement and responsibility to comply with new NYSE and SEC Corporate Governance regulations. To further ensure that our key decision makers know and understand our rules of conduct, we also instituted a senior employee training program that covers our ethics, policies and principles, and related laws and regulations.

There was a change in our Board of Directors. Mr. Daniel Murphy, III, who made significant contributions to Circor's success, resigned his Board membership due to personal time constraints. We were fortunate to retain Mr. Jerome Brady, an executive with a distinguished career in manufacturing business management, to fill the vacancy.

LOOKING FORWARD

We enter the new year in solid shape, growing steadily in a weak but improving economy, with confidence in our ability to deliver long-term value to our customers and shareholders, and to provide growth opportunities to our associates worldwide.

As highlighted in the case studies on the following pages, we are successfully meeting new challenges and solving new problems as we continue to grow.

We believe that our future remains bright, thanks to product and technical excellence, a broad diversity of markets, tight management controls, a hardworking, intelligent work force, a dedication to quality and integrity, and a commitment to fundamentals built on high operating standards, unwavering business ethics and conservative ideals.

We thank you for your ongoing support.

David A. Bloss, Sr.

Kenneth W. Smith

No. 1 Steam Regulator

ACCORDING TO OUR ESTIMATES, CIRCOR IS THE NUMBER ONE PROVIDER OF STEAM REGULATORS FOR DOMESTIC HVAC AND MARINE STEAM APPLICATIONS IN THE UNITED STATES AND THE WORLD'S SECOND LARGEST SOURCE OF COMMERCIAL AIRCRAFT VALVES.

BUILDING THE FUTURE WITH TECHNOLOGY

As we have discussed in past annual reports, acquisitions and the development of new products are the two fundamental components of our growth strategy.

ACQUISITIONS FOR GROWTH

Our acquisition process is patient and selective. We weed out strategically undesirable candidates such as companies with large commodity product lines and those in markets that have few and/or large customers who can easily influence future performance.

We focus on adding companies that supplement or complement our current businesses and/or enhance our presence in the markets that are within profitable reach of these businesses. Technological content of products and services and technical staff competence are important criteria in our selection of acquisition targets.

NEW TECHNOLOGIES AND NEW PRODUCTS

We also work closely with our customers to develop new products for existing or new applications, and we are constantly applying new technologies to old processes.

For Circor, growth, success and technology are intertwined.

TECHNOLOGY IN DESIGN, MANUFACTURING, AND APPLICATIONS

In products that range from a 1/16" valve for medical and biochemical applications to a 53-ton, 56-inch diameter stainless steel ball valve for a natural gas transmission pipeline, the technological content of our design and manufacturing operations is high. Innovative concepts, designs that solve complex problems, and precision manufacturing have all been factors in our growing success.

At the same time, many, if not most, of our products are used to meet technical challenges that range from the management of very large volumes of fluids under tremendous pressures, to the precise measurement, control and distribution of very small quantities in medical and aerospace applications. Our ability to understand and respond to our customers' technical needs is very important.


Success.
SOUND STRATEGY AND CAREFUL


U.S. COAST GUARD

CASE STUDY

U.S. COAST GUARD
KEEPING ENGINES COOL

The U.S. Coast Guard had repeated problems with the main engine cooling control system on its 110-foot patrol boats. Systems had to be shut down and run on bypass. A fully automatic temperature control system was needed.

Leslie Controls designed a new three-way control valve with custom flange dimensions that matched the piping configuration of the problem valve. It included a field reversible electric actuator with specially designed valves that enabled inboard-facing installation on both port and starboard sides of the vessel, allowing for simple installation, calibration and maintenance.

After the Leslie valves and controls were installed on the first vessel, Leslie personnel calibrated all the equipment and participated in system start-up. The ship's crew was then trained in the proper operation and maintenance of the new main engine cooling water control system.

All similarly constructed ships in the class are scheduled to receive the Leslie upgrade within the next five years.





Excellence.

A COMMITMENT TO BE THE BEST

PENETRATING A PROMISING MARKET

The growing complexity of industrial processes, especially in the petrochemical and pharmaceutical industries, is driving a growing need for tests and analyses. In fluid process applications, sampling systems are used to periodically test process quality and performance, playing a critical role in ensuring product verification. Process sampling is one of our targeted markets.

In pursuit of that market, our Circor Instrumentation Technologies group has developed an *in-line, real time sampling system* that has attracted end-users around the globe. The μMS3 Modular Substrate product line technology enables users to significantly reduce the size of sampling systems and improve the quality and reliability of the fluid samples extracted from process flows.

To complement and supplement this technology, we acquired two sampling system companies in 2003, Texas Sampling, Inc. of Houston, Texas, and DQS International in Rotterdam, the Netherlands. Texas Sampling and DQS are highly respected analytical sampling system companies. While the μMS3 Modular Substrate system is in-line, where samples are drawn and tested on-site as they flow, the Texas Sampling and DQS systems are used for off-line testing, where samples are withdrawn into cylinders or bottles and then analyzed in laboratories.

Innovation.

NEW WAYS TO SOLVE CUSTOMER PROBLEMS



THE ADVANTAGES OF COMBINATION

By jointly marketing these products, Circor Instrumentation Technologies' group sales people can now offer in-line and off-line sampling systems to meet virtually any need or preference. From a sales and marketing point of view, Circor now has a global presence in a significant market. Synergies include combined engineering leverage, the efficiencies and economies of common manufacturing, and revenues that are growing with the integration of more Hoke components into Texas Sampling and DQS systems.

A STORY OF SUCCESS

Our Pibiviesse S.p.A. subsidiary in Milan, Italy serves the international oil and gas markets. Several years ago, it set out to become the absolute best in its field. Working closely with a select, loyal customer base, it has differentiated itself from all of its competitors by systematically moving from manufacturing standard products that competitors could easily produce to creating products that can only be supplied by a very few elite companies.

By consistently adhering to high quality standards and applying state-of-the-art metallurgical and design technologies, Pibiviesse has become the most formidable specialty valve company in the oil and gas market serving offshore and onshore exploration and production facilities.



CASE STUDY

MUNICH MUNICIPAL UTILITIES NEW TECHNOLOGY TO MEET EXTREME NEEDS

In Germany, Munich's municipal utilities company is expanding a cogeneration plant and converting the district's heating network from steam to hot water.

The new system combines a gas turbine operation that produces exhaust gas at a temperature of over 500°C, with a steam turbine process. The waste heat from the gas turbine is used to generate steam. In turn, the steam powers a turbine to produce electricity and to help provide district heating.

Circor's Pibiviesse and RTK business units manufactured and delivered two unique 15-ton valves to safely deal with the large volume of steam involved. With 36" inlets and 56" outlets, the valves have to handle steam volumes of between 34 t/h and 295 t/h. Pibiviesse's proprietary cage-ball approach makes it possible for the valves to meet these challenges easily.

The valves also enable the utility to meet low noise level requirements, despite the exceptional volume and pressure they must handle.

Our technically innovative valve design is being implemented in a power plant application for the first time in the Munich cogeneration plant. With advantages that include substantial reductions in CO_2 emissions and low noise, our new product line has generated significant interest among other power plant operators.





CASE STUDY

STARDUST SPACECRAFT
EXPLORING COMETS AND ASTEROIDS

The Stardust spacecraft was launched in February 1999 on a mission to collect dust particles, take photos, and perform various scientific experiments as it passed near asteroids and comets.

It encountered the asteroid Annefrank in November 2002 and has recently passed near the Wild 2 comet. Acceleration switches designed and manufactured by Aerodyne Controls are helping Stardust to carry out its mission.

The Aerodyne switches serve several functions onboard the spacecraft. One of them senses the penetration of a comet's tail and deploys the dust gathering mechanism. Once the spacecraft exits the tail, the dust collector retracts back into its housing.

When the spacecraft reenters the earth's atmosphere in January 2006, another Aerodyne switch will sense the deceleration of the spacecraft and will cause the housing to deploy a parachute to enable a safe landing on earth.





Growth.

THE ROAD TO A REWARDING FUTURE

INDUSTRY LEADERSHIP

Pibiviesse is the primary supplier to a number of well known global producers and engineering firms in the North Sea, Saudi Arabia, Qatar, Japan and Korea, where significant new projects for natural gas field development and liquefied natural gas (LNG) processing are being initiated. Pibiviesse sales and operating margins have increased dramatically.

PENETRATING NEW MARKETS

Pibiviesse is also using technology to penetrate other markets with unique products that can meet extreme application challenges. Its new proprietary caged-ball control valve is an example.

As the caged ball rotates in the valve body from a closed position to the full open position, a series of cages or holes in the flow path are exposed to control the amount of media that can pass through the valve. As more of these cages or holes are exposed, the flow increases in a controlled manner. When the ball has fully rotated to the completely open position, the flow path is unrestricted.

The meticulously machined cage-ball valve can precisely control flow in very high-pressure applications and other extreme environments. Pibiviesse and RTK, our German business unit, worked together to supply two of them for power plant use. The case history on page 9 illustrates how this exciting new technology is extending Circor's reach.

From 56" through 1/16"

OUR PRODUCT RANGE IS TREMENDOUS. THE 56-INCH DIAMETER STAINLESS STEEL BALL VALVE PRODUCED FOR GAS PIPELINE USE WEIGHS MORE THAN 53 TONS, AND IS ONE OF THE LARGEST VALVES IN THE WORLD. OUR SMALLEST PRODUCT IS THE 1/16" VALVE MADE BY OUR HOKE PLANT IN SPARTANBURG, SC, FOR MEDICAL AND BIOCHEMICAL APPLICATIONS THAT REQUIRE VERY PRECISE CONTROL.

OTHER MARKETS, OTHER PRODUCTS

There are many different kinds of potential technology markets for Circor companies.

Within the Circor Aerospace products group, our Aerodyne Controls business unit in Ronkonkoma, NY, designs and manufactures custom motion switches that can sense many different changes in physical environments, including acceleration, tilt, and motion. Its markets include aerospace and military customers.

For example, its products include an acceleration switch that is used in an electronic impact/impact delay bomb fusing system developed for both the U.S. Navy and Air Force.

For a totally different marketplace, Aerodyne Controls is producing a pressure regulator and a solenoid valve for 10,000-psi hydrogen fuel containment and delivery systems. These systems are expected to be available for sale to automotive OEM's to aid the acceptance of hydrogen fuel cell cars as a "green" alternative to gasoline vehicles.

The regulator controls the gas from the hydrogen storage tank and maintains a constant supply pressure of hydrogen moving to the fuel cell stack. The solenoid valve, which is normally closed and uses a special tank seal designed by Aerodyne Controls, enables the safe containment of the hydrogen in the tank until the ignition is turned on, commanding the valve to open and thereby providing the gas to the car's fuel delivery system.

Meeting yet another kind of challenge, Aerodyne switches are at work in outer space, playing key roles in the mission of the Stardust spacecraft (see the case study on page 10).

SERVING PEOPLE AROUND THE WORLD

Circor is constantly pushing the envelope of innovation to create new products, to make existing products more useful, to identify new markets and to increase penetration of existing markets.

As these pages have described, the breadth of Circor's relationship to technology is extraordinarily broad. From the handling of cryogenic gases or super-heated steam, in working environments reaching from under the sea to outer space, in applications extending from minutely precise medical devices to huge petroleum valves operating under incredibly high pressures, Circor products are doing their jobs efficiently and effectively.

Quietly and efficiently, Circor technology is hard at work, helping to improve the quality of everyday life for people around the world.

Leadership.

HARD WORK AND INTELLIGENT TECHNOLOGY



FISCAL YEAR CHARTS

Dollars in millions, except per share information

NET REVENUES



TOTAL	317	343	331	359
YEAR	00	01	02	03

NET REVENUES
Petrochemical



TOTAL	133	150	141	158
YEAR	00	01	02	03

NET REVENUES
Instrumentation and Thermal Fluid Controls



TOTAL	184	193	190	201
YEAR	00	01	02	03

EARNINGS
per Diluted Share



TOTAL	0.78	1.04	1.00	1.14
YEAR	00	01	02	03

FREE CASH FLOW[1,2]



TOTAL	26.5	37.7	18.3	49.1
YEAR	00	01	02	03

NET (DEBT) CASH[2]



TOTAL	(83.3)	(40.7)	(35.5)	5.0
YEAR	00	01	02	03

SELECTED FINANCIAL DATA

Dollars in thousands

	YEARS ENDED DECEMBER 31,			
	2000	2001	2002	2003
NET REVENUES	$ 316,863	$ 343,083	$ 331,448	**$ 359,453**
GROSS PROFIT	95,791	103,477	98,285	**105,512**
OPERATING INCOME	27,636	33,617	30,374	**29,987**
NET INCOME	10,560	15,596	15,577	**17,873**
TOTAL ASSETS	347,062	386,121	390,734	**423,863**
CASH AND CASH EQUIVALENTS	8,192	57,010	38,382	**58,202**
ADD: INVESTMENTS	–	–	4,064	**7,840**
LESS: TOTAL DEBT	(91,533)	(97,662)	(77,990)	**(61,059)**
NET (DEBT) CASH[2]	(83,341)	(40,652)	(35,544)	**4,983**
CASH FLOW FROM OPERATING ACTIVITIES	31,700	44,847	24,925	**58,242**
LESS: CAPITAL SPENDING	3,743	4,950	4,418	**6,823**
LESS: DIVIDENDS PAID	1,502	2,169	2,255	**2,280**
FREE CASH FLOW[1,2]	$ 26,455	$ 37,728	$ 18,252	**$ 49,139**

[1] Please see the Company's Consolidated Statements of Cash Flows contained in the Form 10-K included in this Annual Report.

[2] This non-GAAP measure is provided for analysts who use such additional measures of liquidity and leverage.

DIVERSIFICATION OF END-MARKETS



Pharmaceutical, Medical and Analytical Instrumentation
5%
Maritime
5%
Chemical Processing
8%
Process & Power
23%
HVAC
7%
Commercial & Military Aerospace
8%
Oil & Gas Distribution & Refining
11%
Oil & Gas Exploration & Production
33%

CIRCOR IN THE MARKETPLACE

	INSTRUMENTATION AND THERMAL FLUID CONTROLS	PETROCHEMICAL
BRAND NAMES	Circle Seal Controls Atkomatic Valve Dopak Hoke GO Regulator Aerodyne Controls U.S. Para Plate Texas Sampling Tomco Products Leslie Controls Spence Engineering Nicholson Steam Trap CPC-Cryolab Rockwood Swendeman RTK Sart von Rohr SSI Equipment	KF Industries KF Telford Engineered Products KF Contromatics Pibiviesse SKVC
PRINCIPAL PRODUCTS	Miniature (under 3"diameter) valves, regulators, compression tube fittings, manifold control systems, motion switches, quick couplers and sampling systems. Large (up to 24" diameter) control and safety relief valves, regulators, steam traps, strainers, sensors, positioners, level indicators, steam water heaters and related service centers.	Full range (up to 60" diameter) ball valves, check valves, butterfly valves, needle valves, gate valves, manifold valves, pipeline closures and strainers.
PRIMARY MARKETS	Aerospace, military, petrochemical processing, general industrial, medical and analytical instrumentation, power generation, municipal and institutional heating, U.S. Navy and commercial marine.	Oil and gas exploration, production, refining and transmission, chemical and general industrial processing.

WORLDWIDE OPERATIONS AND OFFICES

CIRCOR INTERNATIONAL, INC.

35 Corporate Drive
Suite 290
Burlington, MA 01803-4244
Tel 781.270.1200
Fax 781.270.1299
www.circor.com

AERODYNE CONTROLS

30 Haynes Court
Ronkonkoma, NY 11779
Tel 631.737.1900
Fax 631.737.1912
www.aerodyne.controls.com

ATKOMATIC VALVE

2301 Wardlow Circle
P.O. Box 3300
Corona, CA 92880
Tel 909.270.6200
Fax 909.270.6201
www.circle-seal.com/atkomatic

CIRCLE SEAL CONTROLS, INC.

2301 Wardlow Circle
Corona, CA 92880
Tel 909.270.6200
Fax 909.270.6201
www.circle-seal.com

CPC-CRYOLAB

12501 Telecom Drive
Tampa, FL 33637-0906
Tel 813.978.1000
Fax 813.977.3329
www.cpc-cryolab.com

DQS INTERNATIONAL B.V.

Terbregseweg 120
3056 JX Rotterdam
The Netherlands
Tel 011.31.10.420.6011
Fax 011.31.10.456.6774
www.dopak.com

GO REGULATOR

405 Centura Court
Spartanburg, SC 29303
Tel 864.574.7966
Fax 864.587.5608
www.goreg.com

HOKE, INC.

405 Centura Court
Spartanburg, SC 29303
Tel 864.574.7966
Fax 864.587.5608
www.hoke.com

KF CONTROMATICS

1500 S.E. 89th Street
Oklahoma City, OK 73149
Tel 405.631.1533
Fax 405.634.5034
www.contromatics.com

KF INDUSTRIES, INC.

1500 S.E. 89th Street
Oklahoma City, OK 73149
Tel 405.631.1533
Fax 405.631.8978
www.kfvalves.com

KF TELFORD ENGINEERED PRODUCTS

9430-39th Avenue
Edmonton, Alberta T6E 5T3
Canada
Tel 780.463.8633
Fax 780.461.1588
www.telford.ca

LESLIE CONTROLS, INC.

12501 Telecom Drive
Tampa, FL 33637-0906
Tel 813.978.1000
Fax 813.978.0984
www.lesliecontrols.com

NICHOLSON STEAM TRAP

150 Coldenham Road
P.O. Box 230
Walden, NY 12586
Tel 845.778.5566
Fax 845.778.7123
www.nicholsonsteamtrap.com

PIBIVIESSE S.P.A.

Via Bergamina, 24
20014 Nerviano (Milan)
Italy
Tel 011.390.331.408711
Fax 011.390.331.408800
www.pibiviesse.it

REGELTECHNIK KORNWESTHEIM GMBH

Max-Planck-Strasse 3
70806 Kornwestheim
Germany
Tel 011.49.7154.13.140
Fax 011.49.7154.13.1431
www.rtk.de

ROCKWOOD-SWENDEMAN

150 Coldenham Road
P.O. Box 230
Walden, NY 12586
Tel 845.778.5566
Fax 845.778.7133
www.rockwoodswendeman.com

SART VON ROHR S.A.S.

25 Rue de la Chapelle, B.P.2
68620 Bitschwiller Les Thann
France
Tel 011.33.389.37.7950
Fax 011.33.389.37.7951
www.sart-von-rohr.fr

SPENCE ENGINEERING COMPANY, INC.

150 Coldenham Road
P.O. Box 230
Walden, NY 12586
Tel 845.778.5566
Fax 845.778.1072
www.spenceengineering.com

SSI EQUIPMENT

150 Coldenham Road
P.O. Box 230
Walden, NY 12586
Tel 845.778.5566
Fax 845.778.1072
www.ssiequipment.com

SUZHOU KF VALVE CO., LTD.

(joint venture)
679 Renmin Road
Suzhou, China 215001
Tel 011.86.512.6752.6520
Fax 011.86.512.6752.5070

TEXAS SAMPLING, INC.

3706 Rio Grande
Victoria, TX 77901
Tel 361.575.8087
Fax 361.575.8157
www.texassampling.com

TOMCO PRODUCTS

405 Centura Court
Spartanburg, SC 29303
Tel 864.574.7966
Fax 864.587.5608
www.tomcoquickcouplers.com

U.S. PARA PLATE

2301 Wardlow Circle
P.O. Box 3300
Corona, CA 92880
Tel 909.270.6200
Fax 909.270.6201
www.usparaplate.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 001-14962

CIRCOR INTERNATIONAL, INC.

(A Delaware Corporation)

I.R.S. Identification No. 04-3477276

c/o Circor, Inc.
Suite 290
35 Corporate Drive, Burlington, MA 01803-4244
Telephone: (781) 270-1200

Securities registered pursuant to Section 12 (b) of the Act:

Common Stock, par value $.01 per share (registered on the New York Stock Exchange)
Preferred Stock Purchase Rights

Securities registered pursuant to Section 12 (g) of the Act: None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer. Yes ☒ No ☐

The aggregate market value of voting stock held by non-affiliates of the Registrant as of June 30, 2003 was $270,472,264.

As of February 27, 2004, there were 15,307,527 shares of the Registrant's Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates by reference certain portions of the information from the Registrant's definitive Proxy Statement for the 2004 Annual Meeting of Stockholders to be held on April 22, 2004. The definitive Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the end of 2003.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

This report contains certain statements that are "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995 (the "Act") and releases issued by the Securities and Exchange Commission. The words "may," "hope," "will," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential," "continue," and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters, identify forward-looking statements. We believe that it is important to communicate our future expectations to our stockholders, and we, therefore, make forward-looking statements in reliance upon the safe harbor provisions of the Act. However, there may be events in the future that we are not able to accurately predict or control, and our actual results may differ materially from the expectations we describe in our forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the cyclicality and highly competitive nature of some of our end markets which can affect the overall demand for and pricing of our products, changes in the price of and demand for oil and gas in both domestic and international markets, our continued success in winning orders for large oil and gas projects, variability of raw material and component pricing, our ability to lower inventory levels and minimize unabsorbed manufacturing costs, fluctuations in foreign currency exchange rates, our ability to continue operating our manufacturing facilities at efficient levels and to successfully implement our acquisition strategy, the ultimate outcome of various judicial and legal proceedings, the impact of present or future import-export laws, the potential impairment of recorded goodwill, and the uncertain continuing impact on economic and financial conditions in the United States and around the world as a result of terrorist attacks, current Middle Eastern tensions and related matters. We advise you to read further about certain of these and other risk factors set forth under the caption "Certain Risk Factors that May Affect Future Results" in this Annual Report. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Available Information

We file periodic reports on Form 10-K and 10-Q with the Securities and Exchange Commission ("SEC") on a quarterly basis and a Definitive Proxy Statement on an annual basis. These and other reports filed by us, or furnished by us, to the SEC in accordance with section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge from the SEC on their website at http://www.sec.gov. Additionally, our Form 10-Q and Form 10-K reports are available without charge, as soon as reasonably practicable after they have been filed with the SEC, from our website at www.circor.com by using the "Investor Relations" hyperlink.

Our History

We were established by our former parent, Watts Water Technologies, Inc., formerly known as Watts Industries, Inc. ("Watts"), to continue to operate the former industrial, oil and gas businesses of Watts. On October 18, 1999, Watts distributed all of our outstanding common stock to Watts shareholders of record as of October 6, 1999 in a tax-free distribution. As a result, information related to historical activities of our business units also includes time periods when such units constituted the former industrial, oil and gas businesses of Watts. In connection with the spin-off, our common stock was listed on the NYSE under the symbol "CIR" and we entered into agreements with Watts regarding licensing and tax sharing arrangements, benefits and indemnification matters. As used in this report, the terms "we," "us," "our," and "CIRCOR" mean CIRCOR International, Inc. and its subsidiaries (unless the context indicates another meaning). The term "common stock" means our common stock, par value $0.01 per share.

Our Business

We design, manufacture and distribute a broad array of valves and related products and services to a variety of end-markets for use in a wide range of applications to optimize the efficiency and/or ensure the safety of fluid-control systems. We have a global presence and operate 14 significant manufacturing facilities that are located in the United States, Canada, Western Europe and the People's Republic of China. We have two major product groups: Instrumentation and Thermal Fluid Controls Products and Petrochemical Products. Our products are sold through more than 1,400 distributors servicing more than 10,000 customers in over 110 countries around the world. Within our major product groups, we have used both internal product development and strategic acquisitions to assemble an array of fluid-control products and technologies that enable us to address our customers' unique fluid-control application needs.

Instrumentation and Thermal Fluid Controls Products Group – The Instrumentation and Thermal Fluid Controls Products Group designs, manufactures and distributes valves, fittings and controls for diverse end-uses, including instrumentation, aerospace, cryogenic and steam applications. Selected products include precision valves, compression tube and pipe fittings, control valves, relief valves, couplers, regulators, strainers and samplers. The Instrumentation and Thermal Fluid Controls Products Group consists primarily of the following product brand names: Aerodyne Controls; Circle Seal Controls; Leslie Controls; Nicholson Steam Trap; GO Regulator; Hoke; Spence Engineering; Atkomatic Valve; CPC-Cryolab; RTK; SART von Rohr; Rockwood Swendeman; SSI Equipment; Dopak Sampling Systems, Texas Sampling, Tomco Products and U.S. Para Plate.

The Instrumentation and Thermal Fluid Controls Products Group accounted for $200.8 million, or 55.9%, of our net revenues for the year ended December 31, 2003.

We have had a long-standing presence in the steam application markets, starting with our 1984 acquisition of Spence Engineering Company, Inc. ("Spence Engineering" or "Spence") and our 1989 acquisitions of Leslie Controls, Inc. ("Leslie Controls") and Nicholson Steam Trap, Inc. ("Nicholson Steam Trap"). In January 1999, we acquired SSI Equipment Inc. ("SSI") and added a wide variety of strainers to expand our industrial products line. This business was originally reported within the Petrochemical Products Group. However, in March 2002, we transferred SSI to the Instrumentation and Thermal Fluid Controls Products Group, to better reflect the products and markets that this business serves. Prior periods have been restated and net revenues, operating income, and identifiable assets are not materially different as a result of this reclassification. In June 2001, we acquired Regeltechnik Kornwestheim GmbH and affiliates ("RTK") and Société Alsacienne Regulaves Thermiques von Rohr, S.A. ("SART"). We believe that we have a very strong franchise in steam valve products. Both Leslie Controls and Nicholson Steam Trap have been in the steam pressure reduction and control business for over 100 years. Spence Engineering has also been in these businesses for over 75 years. Due to the reputation of these businesses for reliability and quality, customers often specifically request our products by brand name. Our steam valve products are used in: municipal and institutional steam heating and air-conditioning applications; power plants; industrial and food processing; and commercial and military maritime applications.

Commencing with the 1990 acquisition of Circle Seal Controls, Inc. ("Circle Seal"), a manufacturer of miniature instrumentation valves, we have acquired thirteen businesses that serve the instrumentation and aerospace fluid control markets. These acquisitions included Aerodyne Controls ("Aerodyne") in December 1997, Atkomatic Valve ("Atkomatic") in April 1998, Hoke, Inc. ("Hoke") in July 1998, GO Regulator in April 1999, Tomco Products, Inc. ("Tomco") and U.S. Para Plate Corporation ("U.S. Para Plate") in October 2002, DQS International ("DQS") in November 2003 and Texas Sampling, Inc. ("TSI") in December 2003. Aerodyne manufactures high-precision valve components for the medical, analytical, military and aerospace markets. Aerodyne also provides advanced technologies and control systems capabilities to other companies in the Instrumentation and Thermal Fluid Controls Products Group. Atkomatic makes heavy-duty process solenoid valves that automate the regulation and sequencing of liquid levels or volume flow. GO Regulator offers a complete line of specialized cylinder valves, customized valves and pneumatic pressure regulators for instrumentation, analytical and process applications. Tomco produces a full line of quick connect and disconnect couplers for general-purpose industrial applications and more sophisticated instrumentation markets. U.S. Para Plate develops and produces high-pressure valves and regulators for aerospace and military applications. DQS and TSI manufacture and sell analytical sampling products.

We significantly expanded the breadth of our instrumentation fluid control product lines with the acquisition of Hoke in July 1998. Our largest acquisition to date, Hoke provides us with a leading line of Gyrolok® compression tube fittings, as well as instrumentation ball valves, plug valves, manifolds, metering valves and needle valves. Circle Seal and Hoke serve several common markets and we cross-market their products through their respective distribution channels. Furthermore, Hoke, with nearly 56% of its revenues derived from outside of the United States, significantly expanded our geographic marketing and distribution capabilities. We integrated the administrative and distribution activities of Circle Seal and Hoke to further reduce costs. We believe that our ability to provide various instrumentation markets with complete fluid-control solutions is enhanced by the combined product line offerings of Circle Seal, Hoke and GO Regulator.

With the acquisition of the Cryolab product line in 1995, we entered the cryogenic sector of the valve market, further enhancing our position in the instrumentation and thermal fluid controls valve business. Since then we have added Consolidated Precision Corporation ("CPC") in 1996 and the Rockwood Swendeman product line in 2000 which collectively gave us a broader array of valve products for demanding cryogenic applications and enabled us to expand our presence in the industrial gas markets.

Petrochemical Products Group – The Petrochemical Products Group designs, manufactures and distributes flanged-end and threaded-end floating and trunnion ball valves, needle valves, check valves, butterfly valves, large forged steel ball valves, gate valves and pipeline closures for use in oil, gas and chemical processing and industrial applications. We believe that our Petrochemical Products Group is one of the leading producers of ball valves for the oil and natural gas markets worldwide. The Petrochemical Products Group consists primarily of the following product brand names: KF Industries; KF Contromatics; Pibiviesse; KF Telford; and Suzhou KF Valve.

The Petrochemical Products Group accounted for $158.7 million, or 44.1%, of our net revenues for the year ended December 31, 2003.

We entered the petrochemical products market in 1978 with the formation by Watts of the industrial products division and our development of a floating ball valve for industrial and chemical processing applications. With the acquisition of KF Industries, Inc. ("KF Industries") in July 1988, we expanded our product offerings to include floating and trunnion-supported ball valves and needle valves. KF Industries gave us entry into the oil and gas transmission, distribution and exploration markets. In 1989, we acquired Eagle Check Valve, which added check valves to our product line. Pibiviesse S.p.A. ("Pibiviesse"), based in Nerviano, Italy, was acquired in November 1994. Pibiviesse manufactures forged steel ball valves for the petrochemical market, including a complete range of trunnion-mounted ball valves. Pibiviesse's manufacturing capabilities include valve sizes up through 60 inches in diameter, including very high pressure ratings to meet demanding international oil and gas pipeline and production requirements. In March 1998, we acquired and added Telford Valve and Specialties, Inc. ("KF Telford") to KF Industries. KF Telford had been one of KF Industries' largest distributors and, with its acquisition, KF Industries increased its presence in Canada, as well as introduced KF Telford's products (check valves, pipeline closures, and specialty gate valves) through its worldwide representative network. KF Telford also has assumed the Canadian sales activities for other of our Petrochemical

Products Group companies to strengthen our overall presence in Canada. During 1999, we consolidated the industrial products division of Watts under the KF Contromatics name into KF Industries in Oklahoma City, Oklahoma. These industrial products consist of carbon steel and stainless steel ball valves, butterfly valves and pneumatic actuators that are used in a variety of industrial, pulp, paper and chemical processing applications.

We also own 60% of Suzhou KF Valve Company, Ltd. ("Suzhou KF Valve"), a joint venture located in Suzhou, People's Republic of China. Suzhou KF Valve manufactures two-inch through twelve-inch carbon and stainless steel ball valves for us and for Suzhou Valve Factory, our joint venture partner. We sell products manufactured by Suzhou KF Valve to customers worldwide for oil and gas applications and outside the People's Republic of China for industrial applications. Our joint venture partner and its related entities have exclusive rights to sell Suzhou KF Valve products for all industrial (i.e., non-oil and gas) applications within the People's Republic of China and to certain customers outside the People's Republic of China for oil and gas applications.

Industry

Oil and Gas and Petrochemical Markets. The oil and gas and petrochemical markets include domestic and international oil and gas exploration and production, distribution, refining, pipeline construction and maintenance, chemical processing and general industrial applications.

Process and Power Markets. The process and power markets use valves to control steam and other fluids for a variety of applications, including: heating facilities; production of hot water and electricity; freeze protection of external piping; cleaning by laundries; food processing and cooking; and heat transfer applications using steam or hot water in industrial processes.

HVAC and Maritime Markets. The HVAC market utilizes valves and control systems, primarily in steam-related commercial and institutional heating applications. Steam control products also are used in the maritime market, which includes the U.S. Navy and commercial shipping.

Aerospace Markets. The commercial and military aerospace markets we serve include valve applications used on military combat and transport aircraft, helicopters, missiles, tracked vehicles and ships. Our products also are used on commercial, commuter and business aircraft, space launch vehicles, space shuttles and satellites. Our products also are sold into the support infrastructure for these markets, with such diverse applications as ground support maintenance equipment. We supply products used in hydraulic, fuel, water, and air systems.

Pharmaceutical, Medical and Analytical Instrumentation Markets. The pharmaceutical industry uses products manufactured by our Instrumentation and Thermal Fluid Controls Products Group in research and development, analytical instrumentation and process measurement applications. The Instrumentation and Thermal Fluid Controls Products Group also markets its products to original equipment manufacturers of surgical and medical instruments. Representative applications include: surgical and medical instruments; orthopedic devices and surgical supplies; diagnostic reagents; electro-medical equipment; x-ray equipment; and dental equipment.

Our Business Objectives and Strategies

We are focused on providing solutions for our customers' fluid-control requirements through a broad base of products and services. We believe many of our product lines have leading positions in their niche markets. Our objective is to enhance shareholder value through profitable growth of our diversified, multi-national, fluid-control Company. In order to achieve this objective, our key strategies are to:

- Continue to build market positions;
- Improve the profitability of our business;

- Expand into various fluid control industries and markets and capitalize on integration opportunities;
- Increase product offerings; and
- Expand our geographic coverage.

Overall, our growth strategies are expected to continue increasing our market positions, building our product offerings, enhancing marketing and distribution channels and providing additional opportunities to realize integration cost savings.

Products

The following table lists the principal products and markets served by each of the businesses within our two product groups. Within the majority of our product lines, we believe that we have the broadest product offerings in terms of distinct designs, sizes and configurations of our valves.

Product Families	Principal Products	Primary Markets Served
Instrumentation and Thermal Fluid Controls Products Group		
Aerodyne Controls	Pneumatic manifold switches; mercury-free motion switches; pneumatic valves; control assemblies	Aerospace; medical instrumentation; military; automotive
Circle Seal Controls	Motor-operated valves; check valves; relief valves; pneumatic valves; solenoid valves; regulators	General industrial; power generation; medical; pharmaceutical; aerospace; military; natural gas vehicles
CPC-Cryolab and Rockwood Swendeman	Cryogenic control and safety relief valves; valve assemblies	Liquefied industrial gases; other high purity processing
Dopak Sampling Systems	Sampling systems for liquids, liquefied gas, and gases	Chemical; petrochemical; pharmaceutical; biotech; and food and beverage industries
GO Regulator	Pressure reducing regulators; specialized cylinder manifolds; high pressure regulators; pneumatic pressure regulators; diaphragm valves	Analytical instrumentation; chemical processing; semiconductors
Hoke	Compression tube fittings; pipefitting; instrument ball and needle valves; cylinders; cylinder valves; actuators	General industrial; analytical instrumentation; compressed natural gas; natural gas vehicles; chemical processing; semiconductors
Leslie Controls	Steam and water regulators; steam control valves; electric actuated shut-off valves; steam water heaters	General industrial and power; maritime; chemical processing; HVAC
Nicholson Steam Trap	Steam traps; condensate pumps; unions	HVAC; general industrial; industrial processing

Product Families	Principal Products	Primary Markets Served
Instrumentation and Thermal Fluid Controls Products Group – continued		
RTK and SART	Control valves; regulators; actuators; and related instrumentation products	HVAC; industrial; food and beverage; pharmaceutical
Spence Engineering	Safety and relief valves; pilot operated and direct steam regulators; steam control valves	HVAC; general industrial
SSI Equipment	Specialty strainers; check valves; butterfly valves; connectors	General industrial; chemical processing; refining; power; and HVAC
Texas Sampling	Closed loop sampling systems	Refining and pharmaceutical
Tomco Products	Pneumatic and hydraulic quick couplers and safety relief valves	General industrial and instrumentation
U.S. Para Plate	High pressure valves and regulators	Aerospace; military; industrial wash systems
Petrochemical Products Group		
KF Contromatics	Threaded-end and flanged-end floating ball valves; butterfly valves; pneumatic and electric actuators	Oil and gas; refining; general industrial; chemical processing
KF Industries	Threaded-end and flanged-end floating ball valves; actuators; pipeline closures; trunnion supported ball valves; needle valves; check valves	Oil and gas exploration; production; refining and transmission; maritime; chemical processing
Pibiviesse	Forged steel ball valves	Oil and gas exploration; production; refining and transmission
KF Telford Engineered Products	Mud valves; pipeline closures, check valves and specialty gate valves	Oil and gas exploration; production; refining and transmission
Suzhou KF Valve	Flanged and floating ball valves	Oil and gas exploration; production; refining and transmission; chemical processing

Sales and Distribution

We sell our products to distributors and end-users primarily through commissioned representatives and through our direct sales forces. Our representative networks offer technically trained sales forces with strong relationships to key markets without fixed costs to us.

We believe that our multifaceted and well established sales and distribution channels constitute a competitive strength, providing access to all of our markets. We believe that we have good relationships with our representatives and distributors and we continue to implement marketing programs to enhance these relationships. Ongoing distribution-enhancement programs include shortening shelf stock delivery, reducing assemble-to-order lead times, introducing new products, offering competitive pricing and increasing inventory turns.

Manufacturing

We have fully-integrated and highly automated manufacturing capabilities including machining operations, assembly and testing. We also purchase machined components and finished valves to supplement our internal manufacturing capacity and to lower our overall cost of less sophisticated valve products. Our machining operations feature computer-controlled machine tools, high-speed chucking machines and automatic screw machines for machining brass, iron and steel components. We believe that our fully-integrated manufacturing capabilities of critical components are essential in the valve industry in order to control product quality, to be responsive to customers' custom design requirements and to ensure timely delivery. Product quality and performance are a priority for our customers, especially since many of our product applications involve caustic or volatile chemicals and, in many cases, involve processes that are used in the precise control of fluids. We have implemented integrated software systems at our major locations to make operations more efficient and to improve communications with our suppliers and customers.

We are committed to maintaining our manufacturing equipment at a level consistent with current technology in order to maintain high levels of quality and manufacturing efficiencies. As part of this commitment, we have spent a total of $6.8 million, $4.4 million, and $5.0 million on capital expenditures for the years ended December 31, 2003, 2002, and 2001, respectively. Depreciation expense for these periods was $9.6 million, $10.3 million, and $10.0 million, respectively.

We believe that our current facilities will meet our near-term production requirements without the need for additional facilities.

Quality Control

The majority of our products require and have been approved by applicable industry standards agencies in the United States and European markets. We have consistently advocated the development and enforcement of performance and safety standards, and are currently planning new investments and implementing additional procedures as part of our commitment to meet these standards. We maintain quality control and testing procedures at each of our manufacturing facilities in order to produce products in compliance with these standards. Additionally, most of our major manufacturing subsidiaries have acquired ISO 9000, 9001 or 9002 certification from the International Organization for Standardization and, for those in the Petrochemical Products Group, American Petroleum Institute certification.

Our products are designed, manufactured and tested to meet the requirements of various government or industry regulatory bodies. The primary industry standards that certain of our Instrumentation and Thermal Fluid Controls Products must meet include standards promulgated by: Underwriters' Laboratory; American National Standards Institute; American Society of Mechanical Engineers; U.S. Military; Federal Aviation Administration; Society of Automotive Engineers; Boeing Basic and Advanced Management System; Aerospace Quality Assurance System; the American Gas Association; the Department of Transportation; and European Pressure Equipment Directive ("PED") and Technical Inspection Association ("TÜV"). The primary industry standards required to be met by and applicable to our Petrochemical Products include: American National Standards Institute; American Society of Mechanical Engineers; American Petroleum Institute and Factory Mutual.

Product Development

We continue to develop new and innovative products to enhance our market positions. Our product development capabilities include the ability to design and manufacture custom applications to meet high tolerance or close precision requirements. For example, KF Industries has fire-safe testing capabilities, Circle Seal has the ability to meet the testing specifications of the aerospace industry and Pibiviesse can meet the tolerance requirements of sub-sea and cryogenic environments. These testing and manufacturing capabilities have enabled us to develop customer-specified applications, unique characteristics of which have been subsequently utilized in broader product offerings. Our research and development expenditures for the years ended December 31, 2003, 2002 and 2001, were $2.4 million, $2.8 million, and $2.6 million, respectively.

Raw Materials

The raw materials used most often in our production processes are stainless steel, carbon steel, aluminum, bronze, and brass. We purchase these materials from numerous suppliers and have not historically experienced significant difficulties in obtaining these commodities in quantities sufficient for our operations. However, these materials are subject to price fluctuations that may adversely affect our results of operations. Historically, increases in the prices of raw materials have been partially offset by increased sales prices, active materials management, project engineering programs and the diversity of materials used in our production processes.

Competition

The domestic and international markets for our products are highly competitive. Some of our competitors have substantially greater financial, marketing, personnel and other resources than us. We consider product quality, performance, price, distribution capabilities and breadth of product offerings to be the primary competitive factors in these markets. We believe that new product development and product engineering are also important to our success and that our position in the industry is attributable, in significant part, to our ability to develop innovative products quickly, and to adapt and enhance existing products to specific customer applications.

The primary competitors of our Instrumentation and Thermal Fluid Controls Products Group include: Swagelok Company; Parker Hannifin Corporation; Samson AG; Spirax-Sarco Engineering plc; Masonneilan; Flowseal (a division of Crane Co.); and Fisher (a division of Emerson Process Management).

The primary competitors of our Petrochemical Products Group include: Grove/Dresser Valve (a unit of First Reserve Corporation and Odyssey Investment Partners, LLC); Cooper Cameron Corporation; Apollo (a unit of Conbraco Industries, Inc.); Jamesbury, Inc. (a unit of Metso USA which is part of the Metso Corporation); Balon; and Worcester Controls Corp. (a unit of Flowserve).

Trademarks and Patents

We own patents that are scheduled to expire between 2004 and 2021 and trademarks that can be renewed as long as we continue to use them. We do not believe the vitality and competitiveness of either of our business segments as a whole depends on any one or more patents or trademarks. We own certain licenses such as software licenses, but we also do not believe that our business as a whole depends on any one or more licenses.

Customers, Cyclicality and Seasonality

For the year ended December 31, 2003, no single customer accounted for more than 10% of revenues for either the Instrumentation and Thermal Fluid Controls Products Group or the Petrochemical Products Group.

We have experienced and expect to continue to experience fluctuations in revenues and operating results due to economic and business cycles. Our businesses, particularly the Petrochemical Products Group, are cyclical in nature as the worldwide demand for oil and gas fluctuates. When the worldwide demand for oil and gas is depressed, the demand for our products used in those markets declines. Future changes in demand for petrochemical products could have a material adverse effect on our business, financial condition or results of operations. Similarly, although not to the same extent as the oil and gas markets, the aerospace, military and maritime markets have historically experienced cyclical fluctuations in demand that could also have a material adverse effect on our business, financial condition or results of operations.

Backlog

Our total order backlog was $92.3 million as of February 24, 2004, compared to $79.4 million as of February 24, 2003. We expect all but $10.9 million of the backlog at February 24, 2004 will be shipped by December 31, 2004. The change in our backlog was primarily due to increased orders for major international oil and gas projects.

Employees

As of December 31, 2003, our worldwide operations directly employed approximately 1,900 people, including 107 employees at our Suzhou KF Valve joint venture in the People's Republic of China. We have 71 employees in the United States who are covered by a single collective bargaining agreement. We also have 142 employees in Italy, 69 employees in France, 26 in the Netherlands, and 110 employees in Germany covered by governmental regulations or workers councils. We believe that our employee relations are good at this time.

Segment and Geographic Financial Data

Financial information by segment and geographic area is incorporated herein by reference to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 16 in the notes to consolidated financial statements included in this report.

Government Regulation Regarding the Environment

As a result of our manufacturing and assembly operations, our businesses are subject to federal, state, local and foreign laws, as well as other legal requirements relating to the generation, storage, transport and disposal of materials. These laws include, without limitation, the Resource Conservation and Recovery Act, the Clean Air Act, the Clean Water Act and the Comprehensive Environmental Response and Compensation and Liability Act.

We currently do not anticipate any materially adverse impact on our business, financial condition or results of operations as a result of our compliance with federal, state, local and foreign environmental laws. However, risk of environmental liability and charges associated with maintaining compliance with environmental laws is inherent in the nature of our manufacturing operations and there is no assurance that material liabilities or charges could not arise. During the year ended December 31, 2003, we capitalized less than $0.1 million related to environmental and safety control facilities. We expect to capitalize $0.2 million during the year ending December 31, 2004. We also incurred and expensed $0.5 million of charges during the year ended December 31, 2003. We expect to incur and expense $0.6 million in the year ending December 31, 2004.

ITEM 2. PROPERTIES

We maintain 16 major facilities worldwide, including 14 significant manufacturing operations located in the United States, Canada, Western Europe and the People's Republic of China. Many of these facilities contain sales offices or warehouses from which we ship finished goods to customers, distributors and commissioned representative organizations. Our executive office is located in Burlington, Massachusetts.

The Instrumentation and Thermal Fluid Controls Products Group has facilities located in the United States, Canada, Germany, France, the Netherlands, and the United Kingdom. Properties in Ronkonkoma, New York; Berlin, Connecticut; Spartanburg, South Carolina; and Auburn, California are leased. The Petrochemical Products Group has facilities located in the United States, Canada, Italy and the People's Republic of China. Properties in Nerviano, Italy; Naviglio, Italy; Edmonton, Alberta, Canada; a distribution center in Oklahoma City, Oklahoma; and Suzhou, People's Republic of China are leased. Certain of our facilities are subject to mortgages and collateral assignments under loan agreements with long-term lenders.

In general, we believe that our properties, including machinery, tools and equipment, are in good condition, are well maintained, and are adequate and suitable for their intended uses. Our manufacturing facilities generally operate five days per week on one or two shifts. We believe our manufacturing capacity could be increased by working additional shifts and weekends. This utilization is subject to change as a result of increases or decreases in orders.

ITEM 3. LEGAL PROCEEDINGS

We, like other worldwide manufacturing companies, are subject to a variety of potential liabilities connected with our business operations, including potential liabilities and expenses associated with possible product defects or failures and compliance with environmental laws. We maintain liability insurance coverage which we believe to be consistent with industry practices. Nonetheless, such insurance coverage may not be adequate to protect us fully against substantial damage claims, which may arise from product defects and failures or from environmental liability.

Like many other manufacturers of fluid control products, we have been named as defendants in a growing number of product liability actions brought on behalf of individuals who seek compensation for their alleged exposure to airborne asbestos fibers. In particular, our subsidiaries, Leslie, Spence, and Hoke collectively have been named as defendants or third-party defendants in asbestos related claims brought on behalf of approximately 22,000 plaintiffs against anywhere from 50 to 400 defendants. In some instances, we also have been named individually and/or as successor in interest to one or more of these subsidiaries. These cases have been brought in state courts in Alabama, California, Connecticut, Georgia, Maryland, Michigan, Mississippi, New Jersey, New York, Rhode Island, Texas, Utah, and Washington, with the vast majority of claimants having brought their claims in Mississippi. The cases brought on behalf of the vast majority of claimants seek unspecified compensatory and punitive damages against all defendants in the aggregate. However, the complaints filed on behalf of claimants who do seek specified compensatory and punitive damages typically seek millions or tens of millions of dollars in damages against the aggregate of defendants.

Any components containing asbestos formerly used in Leslie, Spence and Hoke products were entirely internal to the product and, we believe, would not give rise to ambient asbestos dust during normal operation or during normal inspection and repair procedures. Moreover, to date, our insurers have been paying the vast majority of the costs associated with the defense of these actions, particularly with respect to Spence and Hoke for which insurance has paid all defense costs to date. As we previously have disclosed, due to certain gaps in historical insurance coverage, Leslie Controls had been responsible for in excess of 40% of the defense costs associated with asbestos actions. However, during 2003 we discovered evidence of additional policy coverage. As a result, we recently negotiated a revised cost sharing understanding with Leslie's insurers which results in a lowering of Leslie's responsibility to 29% of defense costs. In light of the foregoing, we believe that we have minimal, if any, liability with respect to the vast majority of asbestos cases and that these cases, in the aggregate, will not have a material adverse effect on our financial condition, results of operations or cash flows. However, due to the nature and number of variables associated with asbestos related claims, such as the rate at which new claims may be filed; the availability of insurance policies to continue to recover certain of our costs relating to the defense and payment of these claims; the impact of bankruptcies of other companies currently or historically defending asbestos claims including our co-defendants; the uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case; the impact of potential changes in legislative or judicial standards; the type and severity of the disease alleged to be suffered by each claimant; and increases in the expense of medical treatment, we are unable to reliably estimate the ultimate costs to us of these claims.

During the fourth quarter of 2003, we entered into a monetary settlement with the United States Customs Service in order to resolve its previously disclosed investigation of our KF Industries subsidiary. This settlement did not have a material financial impact on our financial statements, and we now consider this matter to be closed.

We are currently a party to or otherwise involved in various administrative or legal proceedings under federal, state or local environmental laws or regulations involving a number of sites, in some cases as a participant in a group of potentially responsible parties, referred to as PRPs. Two of these sites, the Sharkey and Combe Landfills in New Jersey, are listed on the National Priorities List. With respect to the Sharkey Landfill in New Jersey, we have been allocated 0.75% of the remediation costs, an amount that is not material to us. With respect to the Combe Landfill, we have settled both the Federal Government's claim and the State of New Jersey's claim for an amount that is immaterial to us. Moreover, our insurers have covered defense and settlement costs to date with respect to the Sharkey and Combe Landfills. In addition, we have also been named as a PRP with respect to the Solvent Recovery Service of New England site and the Old Southington landfill site, both in Connecticut. These sites are also on the National Priorities List but, with respect to both sites, we have the right to indemnification from the prior owners of the affected subsidiaries. We also have been identified as a PRP with respect to the Lightman Drum Company site in New Jersey and, in this matter; we also have the right to indemnification from the former owners of the affected subsidiary. Based on currently available information, we believe that any share of clean-up costs at these sites attributable to us will not be material, particularly given our indemnification rights against the respective former owners.

We have reviewed all of our pending judicial and legal proceedings, reasonably anticipated costs and expenses in connection with such proceedings, and availability and limits of our insurance coverage, and we have established reserves that we believe are appropriate in light of those outcomes that we believe are probable and estimable at this time.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted during the fourth quarter of the year covered by this report to a vote of security holders through solicitation of proxies or otherwise.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is traded on the New York Stock Exchange under the symbol "CIR". Quarterly share prices and dividends declared and paid are incorporated herein by reference to Note 17 to the consolidated financial statements included in this report.

During the first quarter of 2004, we declared a dividend of $0.0375 per outstanding common share payable on March 12, 2004 to shareholders of record on February 27, 2004.

Our board of directors is responsible for determining our dividend policy. Although we currently intend to continue paying cash dividends, the timing and level of such dividends will necessarily depend on our board of directors' assessments of earnings, financial condition, capital requirements and other factors, including restrictions, if any, imposed by our lenders.

As of February 27, 2004, there were 15,307,527 shares of our common stock outstanding and we had approximately 114 holders of record of our common stock. We believe the number of beneficial owners of our common stock was substantially greater on that date.

The following table provides information as of December 31, 2003 regarding our shares of common stock that may be issued under our existing equity compensation plans, including the 1999 Stock Option and Incentive Plan (the "1999 Stock Plan"), and the Management Stock Purchase Plan, which is a component of the 1999 Stock Plan. The table sets forth the total number of shares of our common stock issuable upon the exercise of outstanding options as of December 31, 2003, and the weighted average exercise price of these options.

	Equity Compensation Plan Information		
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted Average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plan (excluding securities referenced in column (a)) (c)
Equity compensation plans approved by security holders...	1,170,214(1)	$12.49(2)	566,050
Equity compensation plans not approved by security holders...	–	–	–
Total	1,170,214	$12.49	566,050

(1) Does not include 323,696 options with a weighted average exercise price of $11.47, which were issued at the time of our spin-off from Watts to replace options previously granted by Watts to individuals who became our employees.

(2) Does not include information about outstanding restricted stock units under the 1999 Plan because such units will convert to common shares on a one-to-one basis. See Note 11 to the consolidated financial statements for further information concerning our 1999 Stock Plan, in general, and for restricted stock units in particular.

ITEM 6. SELECTED FINANCIAL DATA

The following table presents certain selected financial data that has been derived from our audited consolidated financial statements and notes related thereto and should be read along with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and notes included in this report.

The consolidated statements of operations and consolidated statements of cash flows data for the years ended December 31, 2003, 2002 and 2001, and the consolidated balance sheet data as of December 31, 2003 and 2002 are derived from, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in this report. The consolidated statements of operations and consolidated statements of cash flows data for the six months ended December 31, 1999 and fiscal year ended June 30, 1999, and the consolidated balance sheet data as of December 31, 2000 and 1999 and as of June 30, 1999, are derived from our audited consolidated financial statements not included in this report.

The selected, unaudited pro forma financial data for 1999 included in the following table are derived from the respective audited and unaudited consolidated financial statements for those years. The pro forma presentation for 1999 includes estimated additional administrative expense that would have been incurred by CIRCOR as a publicly owned, independent company. In addition, estimated incremental interest expense for estimated outstanding borrowings under the CIRCOR and other credit facilities is provided.

SELECTED FINANCIAL DATA
(In thousands, except per share data)

	Years Ended December 31,						Six Months Ended December 31,		Fiscal Years Ended June 30,	
	2003 (1)	2002 (1)	2001 (1)	2000 (1)	Pro Forma 1999 (1)(2)	1999 (1)	Pro Forma 1999 (1)(2)	1999 (1)	Pro Forma 1999 (2)	1999
					(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	
Statement of Operations Data:										
Net revenues	$359,453	$331,448	$343,083	$316,863	$314,726	$314,726	$157,265	$157,265	$324,258	$324,258
Gross profit	105,512	98,285	103,477	95,791	100,496	100,496	48,652	48,652	103,646	103,646
Goodwill amortization expense	–	–	2,737	2,528	2,662	2,662	1,422	1,422	2,779	2,779
Operating income	29,987	30,374	33,617	27,636	27,627	27,815	13,785	13,846	29,297	29,550
Income before interest and taxes	30,824	31,060	33,096	26,876	17,059	18,152	13,325	13,386	29,526	29,779
Net income	17,873	15,577	15,596	10,560	9,894	10,550	4,650	4,880	11,736	12,510
Balance Sheet Data:										
Total assets	$423,863	$390,734	$386,121	$347,062	$367,085	$367,085	$367,085	$367,085	$362,370	$359,043
Total debt (3)	61,059	77,990	97,662	91,533	125,127	125,127	125,127	125,127	116,248	26,582
Shareholders' equity	275,160	243,659	222,440	191,181	183,409	183,409	183,409	183,409	169,590	259,256
Total capitalization	336,219	321,649	320,102	282,714	308,536	308,536	308,536	308,536	285,838	285,838
Other Financial Data:										
Cash flow provided by (used in):										
Operating activities	$ 58,242	$ 24,925	$ 44,847	$ 31,700	$ (519)	$ 137	$ (15,059)	$ (14,829)	$ 19,754	$ 20,528
Investing activities	(20,981)	(23,241)	(14,501)	5,827	(21,762)	(21,762)	(5,171)	(5,171)	(82,704)	(82,704)
Financing activities	(19,113)	(20,504)	18,618	(34,683)	24,245	23,589	18,666	18,436	63,719	62,945
Net interest expense	5,151	6,721	7,102	9,276	9,823	8,918	4,864	4,542	9,845	8,808
Capital expenditures	6,823	4,418	4,950	3,743	11,984	11,984	4,557	4,557	9,499	9,499
Diluted earnings per common share (4)	$ 1.14	$ 1.00	$ 1.04	$ 0.78	n/a	n/a	n/a	n/a	n/a	n/a
Diluted weighted average common shares outstanding (4)	15,675	15,610	15,023	13,480	n/a	n/a	n/a	n/a	n/a	n/a
Cash dividends declared per common share	$ 0.15	$ 0.15	$ 0.15	$ 0.1125	$ –	$ –	$ –	$ –	n/a	n/a

Notes:

(1) The statement of operations data for the years ended December 31, 2003, 2002, 2001, 2000 and 1999 and the six months ended December 31, 1999 includes, respectively, $1.4 million, $0.7 million, $0.2 million, $1.9 million, $0.7 million and $0.7 million of special charges associated with the closure, consolidation and reorganization of certain manufacturing plants.

(2) As adjusted for the spin-off for: the assumption by CIRCOR of selected indebtedness from Watts; our credit facility and the placement of $75.0 million of senior unsecured notes.

(3) Includes capitalized leases of: $0.1 million; $0.1 million; $0.6 million; and $4.1 million as of December 31, 2003, 2000 and 1999 and June 30, 1999, respectively.

(4) Diluted earnings per common share and diluted weighted average common shares outstanding are applicable only for quarterly and annual periods ended after December 31, 1999, since we were not a publicly-owned company with a capital structure of our own until after the October 18, 1999 spin-off.

n/a Not applicable

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This report contains certain statements that are "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995 (the "Act") and releases issued by the Securities and Exchange Commission. The words "may," "hope," "will," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential," "continue," and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters, identify forward-looking statements. We believe that it is important to communicate our future expectations to our stockholders, and we, therefore, make forward-looking statements in reliance upon the safe harbor provisions of the Act. However, there may be events in the future that we are not able to accurately predict or control, and our actual results may differ materially from the expectations we describe in our forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the cyclicality and highly competitive nature of some of our end markets which can affect the overall demand for and pricing of our products, changes in the price of and demand for oil and gas in both domestic and international markets, variability of raw material and component pricing, fluctuations in foreign currency exchange rates, our ability to continue operating our manufacturing facilities at efficient levels and to successfully implement our acquisition strategy, and the uncertain continuing impact on economic and financial conditions in the United States and around the world as a result of terrorist attacks, current Middle Eastern tensions and related matters. We advise you to read further about certain of these and other risk factors set forth under the caption "Certain Risk Factors That May Affect Future Results" in this Annual Report. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Overview

CIRCOR International, Inc. is a leading provider of valves and fluid control products for the instrumentation, fluid regulation and petrochemical markets. We offer one of the industry's broadest and most diverse range of products – a range that allows us to supply end-users with a wide array of valves and component products for fluid systems.

We have organized the company into two segments: Instrumentation & Thermal Fluid Controls Products and Petrochemical Products. The Instrumentation & Thermal Fluid Controls Products segment serves our broadest variety of end-markets, including military and commercial aerospace, chemical processing, marine, power generation, HVAC systems, food and beverage processing, and other general industrial markets. The Petrochemical Products segment primarily serves the oil and gas exploration, production and distribution markets.

Apart from monitoring our key competitors, our businesses pay close attention to changes in market conditions, customer order rates, operating margins, and levels of working capital in order to help manage and improve financial results.

Our growth strategy includes both internal product development and strategic acquisitions that complement and extend our current offering of engineered flow control products. During the last three and one half years, we have made seven acquisitions that extended the product offerings of our Instrumentation & Thermal Fluid Controls Products segment. In 2003, our acquisitions of DQS International B.V. and Texas Sampling, Inc. provided us with a larger presence in the analytical sampling market.

Regarding 2003 financial results, we were able to make progress in a number of areas even though end-user demand in most of our markets remained weak. Our business teams responded well to the prolonged economic slowdown by sticking to the basics: cutting costs, increasing efficiencies and consolidating operations. Consolidated net revenues increased 8% to $359.5 million, while net income grew by 15% to $17.9 million. Our higher earnings resulted from the contributions of acquisitions purchased in late 2002, the much improved profitability of our Petrochemical Products segment, foreign exchange gains, and income tax benefits. Cash flow was strong, as we generated a record $58.2 million of cash provided by operating activities. We continued to cut inventories, allowing us to reduce debt, complete two acquisitions, and finish the year in a position in which we have more cash than debt.

Basis of Presentation

All significant intercompany balances and transactions have been eliminated in consolidation. Certain prior period financial statement amounts have been reclassified to conform to currently reported presentations. We monitor our business in two segments: Instrumentation and Thermal Fluid Controls Products and Petrochemical Products.

In March 2002, we transferred SSI Equipment Inc. ("SSI") from the Petrochemical Products segment to the Instrumentation and Thermal Fluid Controls Products segment. We believe that this change more accurately reflects the products and markets that SSI serves. Prior periods have been restated to reflect this transfer and net revenues, operating income and identifiable assets are not materially different with this reclassification.

Critical Accounting Policies

The following discussion of accounting policies is intended to supplement the section "Summary of Significant Accounting Policies" presented in Note 2 to our consolidated financial statements. These policies were selected because they are broadly applicable within our operating units. The expenses and accrued liabilities or allowances related to certain of these policies are initially based on our best estimates at the time of original entry in our accounting records. Adjustments are recorded when our actual experience, or new information concerning our expected experience, differs from underlying initial estimates. These adjustments could be material if our actual or expected experience were to change significantly in a short period of time. We make frequent comparisons of actual experience and expected experience in order to mitigate the likelihood of material adjustments.

Revenue Recognition and Allowance for Sales Returns

Revenue is recognized when products are shipped and title has passed to the customer provided that no significant post-delivery obligations remain and collection of the resulting receivable is reasonably assured. Allowances for sales returns are recorded as a reduction of revenues based upon historical experience, return policies and contractual product return rights granted to customers. Adjustments to the allowance account are made as new information becomes available. Shipping and handling costs invoiced to customers are recorded as components of revenues and the associated costs are recorded as cost of sales.

Allowance for Doubtful Accounts

Our trade accounts receivable balance, net of allowance for doubtful accounts, was $64.8 million as of December 31, 2003, compared to $56.1 million as of December 31, 2002. The allowance for doubtful accounts as of December 31, 2003 was $2.1 million, compared with $2.0 million as of December 31, 2002. The allowance is based on our assessment of the collectibility of customer accounts. We regularly review the allowance by considering factors such as historical experience, credit quality, and age of the accounts receivable balances, and current economic conditions that may affect a customer's ability to pay.

Our provision for doubtful accounts was $0.3 million, $0.0 million, and $0.8 million for 2003, 2002, and 2001, respectively. If a major customer's creditworthiness deteriorates, or if actual defaults are higher than our historical experience, or if other circumstances arise, our estimates of the recoverability of amounts due to us could be overstated, and additional provisions could be required, which could have an adverse impact on our selling, general and administrative expenses.

Allowance for Inventory

Our net inventory balance was $97.3 million as of December 31, 2003, compared to $110.3 million as of December 31, 2002. Our inventory allowance as of December 31, 2003 was $7.9 million, compared with $7.6 million as of December 31, 2002. We provide inventory allowances for excess, slow-moving, and obsolete inventories determined primarily by future demand forecasts. The allowance is measured as the difference between the cost of the inventory and market, based upon assumptions about future demand, and charged to the provision for inventory, which is a component of our cost of revenues. At the point of the loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Our provision for inventory obsolescence was $4.3 million, $3.4 million, and $3.4 million for 2003, 2002, and 2001, respectively. If there were to be a sudden and significant decrease in demand for our products, or if there were a higher incidence of inventory obsolescence because of changing technology and customer requirements, we could be required to increase our inventory allowances and our gross margin could be adversely affected. Inventory management remains an area of focus as we balance the need to maintain adequate inventory levels to ensure competitive lead times against the risk of inventory obsolescence because of changing technology and customer requirements.

Purchase Accounting

In connection with our acquisitions, we assess and formulate a plan related to the future integration of the acquired entity. This process begins during the due diligence process and is concluded within twelve months of the acquisition. We accrue estimates for certain costs, related primarily to personnel reductions and facility closures or restructurings, anticipated at the date of acquisition, in accordance with Financial Accounting Standards Board ("FASB") Statement No. 141 "Business Combination" and Emerging Issues Task Force Issue No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination." Adjustments to these estimates are made up to 12 months from the acquisition date as plans are finalized. To the extent these accruals are not utilized for the intended purpose, the excess is recorded as a reduction of the purchase price, typically by reducing recorded goodwill balances. Costs incurred in excess of the recorded accruals are expensed as incurred.

Impairment Analysis

Our methodology for allocating the purchase price relating to purchase acquisitions is determined through established valuation techniques for industrial manufacturing companies. Goodwill is measured as the excess of the cost of acquisition over the sum of the amounts assigned to identifiable assets acquired less liabilities assumed. The goodwill recorded on the consolidated balance sheets as of December 31, 2003 was $111.4 million, compared with $100.4 million as of December 31, 2002. We perform goodwill impairment tests on an annual basis and between annual tests in certain circumstances for each reporting unit, if triggering events indicate impairment may have occurred. In assessing the fair value of goodwill, we use our best estimates of future cash flows of the reporting unit, the discount rate, and the estimated terminal value for each reporting unit. If these estimates or related projections change in the future due to changes in industry and market conditions, we may be required to record impairment charges. Based on impairment tests performed using independent third-party valuations, there was no impairment in our goodwill in 2003 and 2002.

Other long-lived assets include property, plant, and equipment and intangibles with definite lives. We perform impairment analyses of our other long-lived assets whenever events and circumstances indicate that they may be impaired. When the undiscounted future cash flows are expected to be less than the carrying value of the assets being reviewed for impairment, the assets are written down to fair market value.

Income Taxes

Significant management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and any valuation allowance. Our effective tax rates differ from the statutory rate due to the impact of acquisition-related costs, research and product development tax credits, state taxes, and the tax impact of non-U.S. operations. Our effective tax rate was 30.4%, 36.0%, and 40.0% for 2003, 2002, and 2001, respectively.

We believe past estimates of our effective rate were reasonable and accurate, being lowered after 2001 when goodwill amortization ended. The effective tax rate was again lowered to 30.4% for the year ended December 31, 2003 from 36.0% for the year ended December 31, 2002. This rate reduction was the result of income tax benefits recorded in the fourth quarter 2003 totaling $1.2 million, which included tax credits for product development and research activities, the majority of which related to prior years; and a reduction of income tax liability for certain items. The benefits recorded in the fourth quarter of 2003 coincided with the completion of the Internal Revenue Service's examination of our U.S. federal income tax returns for the two and one half months ended December 31, 1999, and the years December 31, 2000 and 2001. For 2004, we expect an effective income tax rate of 35%, including the estimated benefit of the product development and research tax credit for 2004. Nonetheless, our future effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and vice versa, changes in the valuation of our deferred tax assets or liabilities, or changes in tax laws or interpretations thereof. In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

We have recorded a valuation allowance of $0.8 million as of December 31, 2003, due to uncertainties related to our ability to utilize deferred tax assets, primarily consisting of certain state net operating losses and state tax credits carried forward. The valuation allowance is based on estimates of taxable income in each of the jurisdictions in which we operate and the period over which our deferred tax assets will be recoverable. If market conditions improve and future results of operations exceed our current expectations, our existing tax valuation allowances may be adjusted, resulting in future tax benefits. Alternatively, if market conditions deteriorate further or future results of operations are less than expected, future assessments may result in a determination that some or all of the net deferred tax assets are not realizable. As a result, we may need to establish additional tax valuation allowances for all or a portion of the net deferred tax assets, which may have a material adverse effect on our business, results of operations and financial condition.

Legal Contingencies

We are currently involved in various legal claims and legal proceedings (some of which may involve substantial dollar amounts). Periodically, we review the status of each significant matter and assess our potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, we accrue a liability for the estimated loss. Significant judgment is required in both the determination of probability and the determination as to whether an exposure can be reasonably estimated. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates. Such revisions in the estimates of the potential liabilities could have a material impact on our consolidated results of operations and financial position. For more information related to our outstanding legal proceedings, see "Contingencies" in Note 14 of the accompanying consolidated financial statements.

Pension Benefits

We maintain pension benefit plans for our employees in the United States. These plans include significant pension benefit obligations which are calculated based on actuarial valuations. Key assumptions are made in determining these obligations and related expenses, including expected rates of return on plan assets and discount rates. For 2003, the expected long-term rate of return on plan assets used to estimate pension expenses was 8.75%, compared with 9.0% for 2002. The discount rate used to estimate the net pension expenses for 2003 was 6.75% compared to 7.5% in 2002. The lower rates reflected the decline in global capital markets and interest rates.

Plan assets are comprised of equity investments of companies in the United States with large and small market capitalizations; fixed income securities issued by the United States government, or its agencies; and certain international equities. There are no common shares of CIRCOR International, Inc. in the plan assets.

Unrecognized actuarial gains and losses are being recognized over approximately a twelve-year period, which represents the weighted average expected remaining service life of the employee group. Unrecognized actuarial gains and losses arise from several factors including experience and assumption changes in the obligations and from the difference between expected returns and actual returns on assets. At the end of 2003, we had unrecognized net actuarial losses of $5.3 million.

The fair value of the defined benefit plan assets at December 31, 2003 exceeded the estimated accumulated benefit obligations as a net result of the increases in global capital markets, cash contributions from the company, partially offset by the lower interest rates.

During 2003, we made $3.0 million in cash contributions to our defined benefit pension plans. In 2004, we expect voluntary cash contributions to be from $1.0 million to $3.0 million, although global capital market and interest rate fluctuations will impact future funding requirements.

For 2004, our expected rate of return on plan assets remains unchanged from 2003 for pension expenses. However, for 2004, we lowered our discount rate 75 basis points to 6.0% on a weighted average basis for pension expenses given the global interest rates. We will continue to evaluate our expected long-term rates of return on plan assets and discount rates at least annually and make adjustments as necessary, which could change the pension and post-retirement obligations and expenses in the future. If the actual operation of the plans differs from the assumptions, additional contributions by us may be required. If we are required to make significant contributions to fund the defined benefit plans, reported results could be materially and adversely affected and our cash flow available for other uses may be reduced.

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

In 2003, many of the general industrial end markets we serve were in a continuing slump. However, the stronger foreign currencies such as the Euro had a positive effect on our 2003 financial results as well as the full year impact of acquisitions, plus the continued success in fulfilling orders on large international oil & gas projects, particularly in the Middle East. The majority of our businesses that serve the general industrial markets concentrated in 2003 on trimming spending proportional to their declining customer order rates, reducing inventories, identifying opportunities to consolidate facilities, and developing new products and improving customer service levels to maintain and increase market share. As a result of these and other factors, 2003 revenues and net income increased although operating margin declined in 2003 from 2002.

The following tables set forth the results of operations, percentage of net revenues and the yearly percentage change in certain financial data for the years ended December 31, 2003 and 2002 (In thousands):

	Year Ended December 31,				
	2003		2002		% Change
Net revenues	$359,453	100.0%	$331,448	100.0%	8.4%
Cost of revenues	253,941	70.6	233,163	70.3	8.9
Gross profit	105,512	29.4	98,285	29.7	7.4
Selling, general and administrative expenses	74,162	20.6	67,166	20.3	10.4
Special charges	1,363	0.5	745	0.2	83.0
Operating income	29,987	8.3	30,374	9.2	(1.3)
Other expense:					
Interest expense, net	5,151	1.4	6,721	2.1	(23.4)
Other (income) expense, net	(837)	(0.2)	(686)	(0.2)	22.0
Income before income taxes	25,673	7.1	24,339	7.3	5.5
Provision for income taxes	7,800	2.1	8,762	2.6	(11.0)
Net income	$ 17,873	5.0%	$ 15,577	4.7%	14.7%

Net revenues for the year ended December 31, 2003 increased by approximately $28.0 million, or 8.4%, to $359.5 million compared to $331.4 million for the year ended December 31, 2002. The increase in net revenues for the year ended December 31, 2003 was attributable to the following (In thousands):

Segment	2003	2002	Total Change	Acquisitions	Operations	Foreign Exchange
Instrumentation & Thermal Fluid Controls	$200,775	$190,524	$10,251	$12,996	$(9,545)	$ 6,800
Petrochemical	158,678	140,924	17,754	–	5,323	12,431
Total	$359,453	$331,448	$28,005	$12,996	$(4,222)	$19,231

The Instrumentation and Thermal Fluid Controls Products segment accounted for 55.9% of net revenues for the year ended December 31, 2003 compared to 57.5% for the year ended December 31, 2002. The Petrochemical Products segment accounted for 44.1% of net revenues for the year ended December 31, 2003 compared to 42.5% for the year ended December 31, 2002.

Instrumentation and Thermal Fluid Controls Products revenues increased $10.3 million, or 5.4%, for the year ended December 31, 2003. The increase in revenues was the net result of several factors. Revenues increased an incremental $13.0 million from four acquisitions, Tomco and U.S. Para Plate in October 2002 plus DQS International in November 2003 and Texas Sampling in December 2003. Revenues also increased $6.8 million resulting from the strengthened Euro, translating the revenues of our European business units into higher US dollar amounts in 2003. Revenues from general industrial instrumentation markets decreased $4.4 million, primarily due to reduced sales volume caused by weak economic conditions in chemical processing, power generation, commercial aerospace, medical OEM, and other general industrial instrumentation markets. Steam and HVAC markets were also weak and contributed to lower 2003 sales by $5.1 million. For 2004, we expect a modest increase in orders on slight improvement in general economic conditions for markets we serve such as aerospace and general industrial instrumentation. We also expect 2004 to benefit from incremental revenue from DQS and Texas Sampling approximating $8 million to $9 million in total.

Petrochemical Products revenues increased by $17.8 million, or 12.6%, for the year ended December 31, 2003. The increase in revenues was the net result of several factors. Revenues increased $12.4 million resulting from the strengthened Euro and Canadian dollar, translating the revenues of our Italian and Canadian business units into higher US dollar amounts in 2003. Revenues also increased approximately $10.6 million at our Italian subsidiary, Pibiviesse, as it was very successful winning and fulfilling orders for large international oil and gas projects, a majority of which were for customers in the Middle East. Revenues decreased by $5.2 million at our North American operations, principally due to reduced oil and gas drilling and production activity and the short cycle maintenance, repair and overhaul ("MRO") business in North America, and lower sales in 2003 from customer projects in the Pacific Rim and South American regions. Our expectations for 2004 are that the large international oil and gas project market that this segment serves will continue to be positive as projects continue to expand the production of oil and gas reserves, both on land and sub-sea; expand distribution pipelines; and increase liquid natural gas production facilities. We expect 2004 revenues from the North American market to provide a modest increase over 2003 as rig counts have increased in the later months of 2003 and some energy market analysts have projected average rig counts to be higher in 2004 compared to 2003.

Gross profit increased $7.2 million, or 7.4%, to $105.5 million for the year ended December 31, 2003 compared to $98.3 million for the year ended December 31, 2002. Gross margin decreased 30 basis points to 29.4% for the year ended December 31, 2003 from 29.7% for the year ended December 31, 2002.

Gross profit for the Instrumentation and Thermal Fluid Controls Products segment increased $0.9 million from 2002 and was the net result of several factors. Gross profit increased $5.6 million from the incremental contribution of the four acquisitions, Tomco, U.S. Para Plate, DQS International, and Texas Sampling. Gross profit also increased $2.0 million from the foreign exchange effect of the stronger Euro in 2003. Gross profit also declined $6.7 million which was the cumulative decrease from our ongoing business units in this segment. This segment's gross margin decreased 130 basis points to 33.5% in 2003 due to the reduced sales volume at the ongoing business units, a shift in the mix of sales to lower margin products and fewer sales into higher margin commercial aerospace, medical OEM, marine, power generation, and HVAC markets; and increased unabsorbed manufacturing costs largely due to scaling back production in conjunction with the successful efforts to lower inventory levels. This segment also nearly completed two facility closings in the fourth quarter of 2003. The Tomco Products operation was moved into our Hoke-US plant and the nearly complete move of the SSI Equipment operation into the Spence Engineering plant was finalized in February 2004. These two facility consolidations incurred extra internal spending for training, re-stocking and start-up costs which were expensed. Additional factors that decreased 2003 gross profit and margin were increased inventory obsolescence provision on specific product lines and severe pricing competition in certain product lines. We are expecting the gross margin in 2004 to improve modestly from 2003.

Expected 2004 improvements include the savings from the two plant closings in late 2003, non-repeating 2003-only expenses, a modest rise in customer orders in aerospace and general industrial instrumentation markets, but partially offset by continued cost escalation in insurance and employee benefit programs and possibly by raw material price increases as certain metal prices have begun to rise in early 2004.

Gross profit for the Petrochemical Products segment increased $6.3 million for the year ended December 31, 2003 compared to the year ended December 31, 2002. The net gross profit increase was the net result of several factors. Gross profit increased $4.6 million on 2003's higher sales volume for large international oil and gas projects. Gross profit also increased $3.3 million resulting from the strengthened Euro and Canadian dollar in 2003. Gross profit decreased $1.6 million in North America caused by lower product sales volume for higher margin maintenance and repair orders, competitive price reductions and higher insurance costs, partially offset by certain manufacturing and purchased inventory cost reductions. Gross margin in this segment increased 140 basis points to 24.1% in 2003. The gross margin improvement was due to: increased international oil and gas project shipment volume and improved pricing in our overseas markets; and reduced costs of sale resulting from our foreign sourcing program. These improvements to gross margin were partially offset by increased unabsorbed manufacturing costs resulting from decreased production volume that could not be avoided in our effort to reduce our inventory levels in our North American manufacturing operations. In 2004, we expect this segment to improve slightly its gross margin. Gross margin in 2004 is expected to benefit from continued foreign sourcing for lower cost inventory, the full year benefit of discretionary expense reductions in 2003, and a modest increase in sales volume, partially offset by competitive pricing and expected cost escalation in insurance and employee benefit programs.

Selling, general and administrative expenses increased $7.0 million, or 10.4 %, to $74.2 million for the year ended December 31, 2003 compared to $67.2 million for the year ended December 31, 2002. Selling, general and administrative expenses for the Instrumentation and Thermal Fluid Controls Products segment increased by $6.4 million. This net increase was the result of: $3.7 million in incremental expense from our four acquisitions, Tomco, USPP, DQS and Texas Sampling; a $1.3 million increase due to changes in foreign exchange rates; and $1.4 million increase from higher variable compensation costs, legal fees, and adjustments to the local statutory financial statements of two European subsidiaries.

Selling, general and administrative expenses for the Petrochemical Products segment increased $0.9 million, net of a $1.4 million increase from stronger foreign exchange rates changes offset by $0.5 million lower expenses predominately in our North American operations which have been aggressively reducing their cost structures.

Corporate general and administrative expenses decreased $0.3 million in 2003 from 2002. The decrease in 2003 was the net result of lower fringe benefit and corporate development expenses partially offset by higher variable compensation and professional fees. In 2004, we expect an increase in corporate expenses principally due to the costs associated with the implementation of certain corporate governance programs such as the full year cost of an internal audit capability required by the New York Stock Exchange and compliance with Section 404 of the Sarbanes Oxley Act of 2002 which involves documenting and testing internal financial controls.

Special charges in 2003 totaled $1.4 million compared to $0.7 million in 2002. These charges were associated with the closure, consolidation and reorganization of certain of our North American manufacturing operations. Special charges were expensed in the periods incurred.

The Instrumentation and Thermal Fluid Controls Products segment had approximately $0.9 million of special charges in 2003 and none in 2002. During the fourth quarter of 2003, this segment closed its Tomco manufacturing facility in Painesville, Ohio and consolidated its operation into our existing Hoke manufacturing plant in Spartanburg, South Carolina. Also during the fourth quarter of 2003, this segment nearly completed the consolidation of its SSI Equipment operation from Burlington, Ontario, Canada into its Spence Engineering plant in Walden, New York affecting. The 2003 special charges consisted of $0.3 million of severance costs, for the 99 employees that were affected, and $0.6 million of exit costs. The Petrochemical Products segment recorded special charges of $0.5 million in 2003 and $0.7 million in 2002. Its 2003 charges were for $0.2 million of accrued severance for the announced transfer of the manufacturing capability at its Telford operations affecting 17 employees, and the resulting consolidation into a U.S. plant, plus the approximately $0.4 million write down to market value of an unused U.S. warehouse now held for sale. Its 2002 special charges consisted of $0.3 million of manufacturing equipment write-offs, $0.2 million of severance costs for 16 employees and $0.2 million of exit costs principally related to two North American leased facilities that were closed.

The accrued liability for severance and exit costs to be paid subsequent to December 31, 2003 is $0.3 million. We anticipate that an additional $0.7 million in special charges will be incurred and recorded during the first half of 2004. Our estimate for this additional charge is exclusive of any gain or loss on the sale of the real estate that may be realized in connection with the closure and consolidation of the U.S. Para Plate operation in the Instrumentation and Thermal Fluid Controls Products segment and the relocation of the Telford manufacturing operation in the Petrochemical Products segment.

The change in operating income for the year ended December 31, 2003 compared to the year ended December 31, 2002 was as follows (In thousands):

Segment	2003	2002	Total Change	Acquisitions	Operations	Foreign Exchange
Instrumentation & Thermal Fluid Controls	$22,218	$28,614	$(6,396)	$1,893	$(8,332)	$ 43
Petrochemical	15,151	9,480	5,671	–	3,866	1,805
Corporate	(7,382)	(7,720)	338	–	338	–
Total	$29,987	$30,374	$ (387)	$1,893	$(4,128)	$1,848

Operating income for the year ended December 31, 2003 was $30.0 million, a decrease of $0.4 million or 1.3% from $30.4 million reported for the year ended December 31, 2002.

Operating income for the Instrumentation and Thermal Fluid Controls Products segment decreased $6.4 million, or 22.4%, from 2002. This decrease was primarily attributable to: lower sales of product into general industrial, aerospace, marine, medical OEM, HVAC, and power generation markets; a shift in the mix of sales to lower margin products; severe pricing competition in certain product lines; adjustments to the local statutory financial statements for two European subsidiaries; increased inventory obsolescence provisions; a rise in legal, insurance and pension expense; charges to consolidate two facilities; and increased unabsorbed manufacturing costs. Increases to operating income came from incremental contributions from the acquisitions of Tomco and U.S. Para Plate, and the favorable effect of foreign currency exchange rate changes.

Operating income for the Petrochemical Products segment increased $5.7 million, or 59.8%, for the year ended December 31, 2003, primarily due to increased product shipments and pricing for large, international oil and gas projects in our overseas businesses; favorable effect of foreign currency exchange rate changes; and reduced costs of revenues resulting from the international sourcing program. These gains were partially offset by lower North American manufacturing production volume resulting in unabsorbed manufacturing costs. Corporate spending in 2003 was lower by $0.3 million compared to 2002, primarily due to lower fringe benefit and corporate development expenses, which also contributed to the improved operating income.

Net interest expense decreased $1.6 million to $5.2 million for the year ended December 31, 2003 compared to $6.7 million for the year ended December 31, 2002. The decrease is primarily related to the lower outstanding balance of our senior unsecured notes in 2003, reduced costs associated with the amendment of our unsecured revolving credit facility and the lower current year interest rates associated with our $12.3 million of outstanding industrial revenue bonds. Interest income decreased $0.2 million to $0.8 million for the year ended December 31, 2003 compared to $1.0 million for 2002. This decrease is the result of lower average levels of cash on hand during the current year, due to fourth quarter 2002 acquisitions of Tomco and USPP and the fourth quarter 2003 acquisitions of DQS and Texas Sampling. Additionally, the current year lower interest rate environment has also reduced the returns on invested cash.

The effective tax rate decreased 5.6 percentage points to 30.4% for the year ended December 31, 2003 from 36.0% for the year ended December 31, 2002. This rate reduction was the result of income tax benefits recorded in the fourth quarter of 2003 totaling $1.2 million, which included tax credits for product development and research activities, the majority of which related to prior years and a reduction of our income tax liability for certain items. The benefits recorded in the fourth quarter of 2003 coincided with the completion of the Internal Revenue Service's examination of our U.S. federal income tax returns for the two and one half months ended December 31, 1999, and the years ended December 31, 2000 and 2001. For 2004, we expect an effective income tax rate of 35%, including the estimated benefit of the product development and research tax credit for 2004.

Net income increased $2.3 million or 14.7% to $17.9 million for the year ended December 31, 2003 compared to $15.6 million for the year ended December 31, 2002. This net increase is primarily attributable to: the effect of favorable foreign exchange rate gains; incremental income generated by our Petrochemical segment, and Tomco and U.S. Para Plate acquired in the fourth quarter of 2002; lower net interest expense; and the income tax benefits; partially offset by reduced gross profit and gross margins due to lower sales in certain markets and unabsorbed manufacturing costs.

For all of 2004, we expect revenues may be slightly higher from 2003 due to an anticipated but gradual improvement in general industrial market conditions, plus the full year impact of our fourth quarter 2003 acquisitions. We expect our operating margins in 2004 to rise slightly in the Instrumentation and Thermal Fluid Controls Product Group from 2003, while the Petrochemical Products Group is expected to stay steady near 10%. Both product groups could be affected by increased competitive pricing and certain commodity metal prices increasing their cost of sales.

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

The following tables set forth the results of operations, percentage of net revenues and the yearly percentage change in certain financial data for the years ended December 31, 2002 and 2001 (In thousands):

	Year Ended December 31,				
	2002		2001		% Change
Net revenues	$331,448	100.0%	$343,083	100.0%	(3.4)%
Cost of revenues	233,163	70.3	239,606	69.8	(2.7)
Gross profit	98,285	29.7	103,477	30.2	(5.0)
Selling, general and administrative expenses	67,166	20.3	66,919	19.5	0.4
Goodwill amortization expense	–	–	2,737	0.8	(100.0)
Special charges	745	0.2	204	0.1	265.2
Operating income	30,374	9.2	33,617	9.8	(9.6)
Other expense:					
Interest expense, net	6,721	2.1	7,102	2.1	(5.4)
Other (income) expense, net	(686)	(0.2)	521	0.1	(231.7)
Income before income taxes	24,339	7.3	25,994	7.6	(6.4)
Provision for income taxes	8,762	2.6	10,398	3.1	(15.7)
Net income	$ 15,577	4.7%	$ 15,596	4.5%	(0.1)%

Net revenues for the year ended December 31, 2002 decreased by approximately $11.7 million, or 3.4%, to $331.4 million compared to $343.1 million for the year ended December 31, 2001. The decrease in net revenues for the year ended December 31, 2002 was attributable to the following (In thousands):

Segment	2002	2001	Total Change	Acquisitions	Operations	Foreign Exchange
Instrumentation & Thermal Fluid Controls	$190,524	$193,297	$ (2,773)	$10,518	$(15,325)	$2,034
Petrochemical	140,924	149,786	(8,862)	–	(11,574)	2,712
Total	$331,448	$343,083	$(11,635)	$10,518	$(26,899)	$4,746

The Instrumentation and Thermal Fluid Controls Products segment accounted for 57.5% of net revenues for the year ended December 31, 2002 compared to 56.3% for the year ended December 31, 2001. The Petrochemical Products segment accounted for 42.5% of net revenues for the year ended December 31, 2002 compared to 43.7% for the year ended December 31, 2001.

Instrumentation and Thermal Fluid Controls Product revenues decreased $2.8 million, or 1.4%, for the year ended December 31, 2002. Product revenues from general industrial markets decreased $17.5 million, primarily due to reduced sales volume caused by weak economic conditions in chemical processing, power generation, commercial aerospace and other general industrial instrumentation markets. Steam and HVAC markets improved later in the year with increased sales of $2.2 million over the prior year. Incremental revenue of $10.5 million provided from the June 2001 acquisitions of RTK and SART and the October 2002 acquisitions of Tomco and U.S. Para Plate and a $2.0 million increase in revenues resulting from changes in exchange rates affecting our European business units also partially offset revenue decreases in other markets. Petrochemical Products revenues decreased by $8.9 million, or 5.9%. Revenues from our North American operations decreased by $19.2 million, principally due to reduced oil and gas drilling and production activity and the short cycle maintenance, repair and overhaul MRO business, and to a lesser extent, economic weakness in chemical processing and general industrial markets. Revenues generated in the People's Republic of China decreased by $1.2 million. These decreases in revenue were partially offset by a $8.8 million increase in revenues from our Italian subsidiary, resulting from higher volume shipments of product for large international oil and gas projects; and a $2.7 million increase in revenues resulting from changes in exchange rates which affected our Canadian and Italian operations.

Gross profit decreased $5.2 million, or 5.0%, to $98.3 million for the year ended December 31, 2002 compared to $103.5 million for the year ended December 31, 2001. Gross margin decreased to 29.7% for the year ended December 31, 2002 compared to 30.2% for the year ended December 31, 2001. Gross profit for the Instrumentation and Thermal Fluid Controls Products segment decreased $4.9 million. The net decrease consisted of a $9.2 million gross profit reduction from operations, partially offset by the incremental $3.7 million of gross profit from the June 2001 acquisitions of RTK and SART and the October 2002 acquisitions of Tomco and U.S. Para Plate, and a $0.6 million increase resulting from changes in foreign exchange rates affecting our European business units. Gross profit and gross margin decreased due to soft end-market conditions and reduced sales volume, a lower proportion of higher margin commercial aerospace and general industrial market products, a higher proportion of lower margin project order shipments, unabsorbed manufacturing costs that could not be fully avoided as orders declined and increased current year insurance costs. Gross profit for the Petrochemical Products segment decreased $0.3 million for the year ended December 31, 2002 compared to the year ended December 31, 2001. The net gross profit decrease consisted of a reduction of $0.9 million in North America caused by lower product sales volume for higher margin maintenance and repair orders, competitive price reductions and higher insurance costs, partially offset by an increase in the volume, pricing and margin for large international oil and gas projects, certain manufacturing and operating cost reductions and favorable foreign exchange rate changes of $0.6 million.

Selling, general and administrative expenses increased $0.2 million, or 0.4%, to $67.2 million for the year ended December 31, 2002 compared with $66.9 million for the year ended December 31, 2001. Selling, general and administrative expenses for the Instrumentation and Thermal Fluid Controls Products segment increased by approximately $0.9 million. The net increase was principally the result of: $2.2 million of additional expenses related to the June 2001 acquisitions of RTK and SART and the October 2002 acquisitions of Tomco and U.S. Para Plate; a $0.4 million increase due to foreign exchange rate changes; offset by a $1.7 million reduction realized through lower spending for variable general and administrative and compensation expenses on lower staffing levels, partially offset by higher insurance costs. Selling, general and administrative expenses for the Petrochemical Products segment decreased $0.7 million due to $1.0 million of lower variable selling and compensation expenses; partially offset by a $0.3 million increase due to foreign exchange rate changes. Significant expense reductions realized in our North American operations were partially offset by the higher costs in our Italian operation as a result of increased sales activity. Corporate general and administrative expenses increased less than $0.1 million, as a result of higher corporate development, insurance costs, and legal and professional fees, partially offset by lower variable compensation and fringe benefit costs.

Goodwill amortization expense was not recorded for the year ended December 31, 2002 compared with $2.7 million for the year ended December 31, 2001. Goodwill amortization expense for the year ended December 31, 2001 consisted of $2.3 million for the Instrumentation and Thermal Fluid Controls Products segment and $0.4 million for the Petrochemical Products segment. On January 1, 2002, we adopted Statement No. 142 that requires goodwill no longer be amortized. See Note 2 to the consolidated financial statements for further information on our adoption of Statement No. 142.

Special charges of $0.7 million and $0.2 million were incurred in the Petrochemical Products segment for the years ended December 31, 2002 and 2001, respectively. These charges were associated with the closure, consolidation and reorganization of certain North American manufacturing operations. Special charges incurred during 2002 consisted of $0.3 million of manufacturing equipment write-offs, $0.2 million of severance costs for 16 employees and $0.2 million of exit costs principally related to leased facilities that were closed. Special charges incurred during 2001 consisted of $0.1 million of severance and $0.1 million of exit costs. Special charges were expensed in the periods incurred. The accrued liability for severance and exit costs to be paid subsequent to December 31, 2002 is less than $0.1 million.

The change in operating income for the year ended December 31, 2002 compared to the year ended December 31, 2001 was as follows (In thousands):

Segment	2002	2001	Total Change	Acquisitions	Operations	Foreign Exchange
Instrumentation & Thermal Fluid Controls	$28,614	$32,158	$(3,544)	$1,425	$(5,132)	$163
Petrochemical	9,480	9,194	286	–	(71)	357
Corporate	(7,720)	(7,735)	15	–	15	–
Total	$30,374	$33,617	$(3,243)	$1,425	$(5,188)	$520

Operating income decreased $3.2 million, or 9.6%, to $30.4 million for the year ended December 31, 2002 compared to $33.6 million for the year ended December 31, 2001. Operating income for the Instrumentation and Thermal Fluid Controls Products segment declined $3.5 million, or 11.0%, for the year ended December 31, 2002 compared to the year ended December 31, 2001. Operating income for this segment was affected by a $7.4 million decrease primarily from: lower sales volume; reduced sales of higher margin products; unabsorbed manufacturing costs in high volume manufacturing operations and higher insurance costs, partially offset by reductions in variable general and administrative and compensation expenses and lower staffing levels. This operating income decrease was partially offset by the $2.3 million from the discontinuation of amortizing goodwill, the $1.4 million contributed by the June 2001 acquisitions of RTK and SART and the October 2002 acquisitions of Tomco and U.S. Para Plate, and $0.2 million from changes in foreign exchange rates. Operating income for the Petrochemical Products segment increased $0.3 million, or 3.1%, for the year ended December 31, 2002 compared to the year ended December 31, 2001. The increase in the operating income for this segment consisted of: an increase of $0.4 million due to the discontinuation of amortizing goodwill; a net increase of $0.1 million from operating activities; a $0.3 million increase due to favorable foreign exchange rate changes, partially offset by a $0.5 million increase in special charges. The net $0.1 million increase from operating activities primarily was the result of: higher revenues and the resulting gross profits generated from large international oil and gas projects, and lower variable selling expenses; partially offset by a reduction in sales attributable to weaker MRO demand in oil and gas markets; domestic price reductions in the second, third, and fourth quarters; and increased insurance costs.

Net interest expense decreased approximately $0.4 million to $6.7 million for the year ended December 31, 2002 compared to $7.1 million for the year ended December 31, 2001. The decrease is primarily related to the $15.0 million principal payment of our senior notes, the $4.6 million reduction of debt assumed from prior years' acquisitions and from lower average interest rates on variable rate debt. Interest income on invested balances remained unchanged despite higher average cash balances during 2002 as a result of lower interest rates in 2002.

Net other (income) expense decreased $1.2 million from a net $0.5 million expense for the year ended December 31, 2001 to a net ($0.7) million income for the year ended December 31, 2002. The decrease is primarily attributable to a $1.1 million increase in favorable foreign exchange income, a $0.4 million reduction in minority interest expense resulting from reduced profitability of our Chinese joint venture, partially offset by $0.1 million higher losses on the disposal of capital equipment, $0.1 million in fees incurred for the early extinguishments of debt and a $0.1 million reduction in non-operating municipal grant income.

The effective tax rate decreased to 36.0% for the year ended December 31, 2002 compared to 40.0% for the year ended December 31, 2001. The decrease in the tax rate is primarily the result of the elimination of goodwill amortization expense in accordance with Statement No. 142, which was not deductible for income tax purposes. Additionally, the implementation of various tax strategies at the beginning of 2002 provided a modest rate reduction benefit.

Net income decreased less than $0.1 million, or 0.1%, to $15.6 million for the year ended December 31, 2002 compared to $15.6 million for the year ended December 31, 2001. The net decrease is the result of reduced gross profit on lower current year revenue, additional insurance expenses, and higher special charges in the current year, offset by the elimination of goodwill amortization expense, improved operating results within the Petrochemical Products segment, lower non-operating expenses, and reduced net interest expenses, as discussed above.

Liquidity and Capital Resources

Our liquidity needs arise primarily from capital investment in machinery, equipment and the improvement of facilities, funding working capital requirements to support business growth initiatives, acquisitions, dividend payments, pension funding obligations and debt service costs. We continue to generate substantial cash from operations and remain in a strong financial position, with resources available for reinvestment in existing businesses, strategic acquisitions and managing our capital structure on a short and long-term basis.

The following table summarizes our cash flow activities for the periods indicated (In thousands):

	Year Ended December 31,	
	2003	2002
Cash flow provided by (used in):		
Operating activities	$ 58,242	$ 24,925
Investing activities	(20,981)	(23,241)
Financing activities	(19,113)	(20,504)
Effect of exchange rates on cash balances	1,672	192
Increase (decrease) in cash and cash equivalents	$ 19,820	$(18,628)

During the year ended December 31, 2003, we generated $58.2 million in cash flow from operating activities. Net income plus non-cash charges, such as depreciation, amortization, losses on the disposal and write-down of property, plant and equipment and the change in deferred taxes, provided a source of $29.6 million of operating cash flows. A net decrease in working capital provided $28.6 million of operating cash, primarily consisting of: a decrease in inventories of $19.8 million and an increase of $9.6 million in accounts payable, accrued expenses and other liabilities. The $21.0 million used for investing activities included: $10.6 million used for the acquisitions of DQS International and Texas Sampling and for the release of funds from escrow for our prior year purchase of Tomco; $7.9 million used to purchase investments, $6.8 million used for the purchase of capital equipment, partially offset by $4.3 million in proceeds from the sale of investments and the disposal of capital equipment. We used $19.1 million for financing activities that included: an $18.5 million net reduction of our long-term debt, $2.3 million to pay dividends to shareholders; partially offset by $1.7 million in cash received from the exercise of stock options and the conversion of restricted stock units to common shares. The effects of foreign currency exchange rate changes on cash and cash equivalents increased cash balances by $1.7 million.

We have $7.8 million of investments that are designated as available for sale and readily convertible to cash should the need for additional working capital arise.

Our capital expenditure budget for the year ending December 31, 2004 is $8.2 million. Capital expenditures are primarily for machinery and equipment as part of our ongoing commitment to further improve our manufacturing operations and to manufacture new products.

The ratio of current assets to current liabilities as of December 31, 2003 was 2.9:1 compared to 3.2:1 as of December 31, 2002. Cash and cash equivalents were $58.2 million as of December 31, 2003 compared to $38.4 million as of December 31, 2002. Net debt (total debt less cash, cash equivalents and investments) as a percentage of total net capital (net debt plus equity) employed was less than zero as of December 31, 2003 compared to 12.7% as of December 31, 2002.

As of December 31, 2003 and 2002, we had no amounts outstanding under our corporate $75.0 million unsecured revolving credit facility. On December 4, 2002, we revised this credit line by entering into an amendment to the original credit agreement that extends the term of the credit facility to December 2006. The amendment to the credit agreement also provides us with an option to increase the available line of credit to $100 million, subject to leverage restrictions and certain other conditions. In accordance with the credit agreement, the rate of interest and facility fees we are charged vary based upon changes in our net debt leverage ratio. We can borrow at either the Euro dollar rate plus an applicable margin of 0.625% to 1.625%, or at a base rate plus an applicable margin of 0% to 0.25%. The base rate for any day is the higher of the federal funds rate plus 0.50% or the lender's prime rate. We are also required to pay an unused facility fee that can range from 0.15% to 0.35% per annum and a utilization fee of 0.125% per annum if our borrowings exceed 50% of the credit facility limit. As of December 31, 2003, we had $75.0 million available under the revolving credit facility to support our acquisition program, working capital requirements and general corporate purposes.

Certain of our loan agreements contain covenants that require, among other items, maintenance of certain financial ratios and also limit our ability to: enter into secured and unsecured borrowing arrangements; issue dividends to shareholders; acquire and dispose of businesses; invest in capital equipment; participate in certain higher yielding long-term investment vehicles; and issue additional shares of our stock. We completed an amendment to our revolving line of credit agreement, effective December 31, 2003, that permits foreign subsidiaries to invest their excess cash in high quality securities backed by well capitalized institutions in their respective countries rather than requiring such excess cash to be brought back to the U.S. for investment. We were in compliance with all covenants related to our existing debt obligations at December 31, 2003 and 2002. We expect to be in compliance with all covenants related to our existing debt obligations through 2004.

In October 2002, we purchased Tomco and U.S. Para Plate for $17.6 million in cash, net of cash acquired, and assumed $0.7 million in debt and $4.0 million of investments at fair market value. We also deposited an additional $2.3 million into separate escrow accounts for the benefit of the sellers, subject to any such claims by us as are allowed in accordance with the purchase agreements. In October 2003, $1.0 million was released from escrow and distributed to the sellers and accounted for as additional purchase cost. Any funds remaining in the escrow accounts at the conclusion of the contingency periods will be distributed to the sellers and accounted for as additional purchase cost.

On November 14, 2003, we acquired DQS International B.V. ("DQS"), headquartered in Rotterdam, the Netherlands, for $6.0 million in cash and the assumption of $0.8 million of net debt. We also deposited an additional $0.6 million into a separate escrow account for the benefit of the sellers, subject to any such claims by us as are allowed in accordance with the purchase agreement. Any funds remaining in the escrow account at the conclusion of the contingency period will be distributed to the sellers and accounted for as an additional purchase price. The $4.1 million excess of the original purchase price over the fair value of the net identifiable assets is recorded as goodwill and is expected to be deductible for tax purposes.

On December 11, 2003, we acquired Texas Sampling, Inc. ("TSI"), located in Victoria, Texas for $4.4 million in cash. We also deposited an additional $0.2 million into a separate escrow account for the benefit of the sellers, subject to any such claims by us as are allowed in accordance with the purchase agreement. The $3.7 million excess of the original purchase price over the fair value of net identifiable assets is recorded as goodwill and is expected to be deductible for tax purposes. Any funds remaining in the escrow account at the conclusion of the contingency period will be distributed to the sellers and accounted for as an additional purchase price.

The combined annual revenues for DQS and TSI were approximately $9.1 million. We financed both of these acquisitions from available cash balances and we accounted for these transactions as purchase business combinations.

On October 19, 2002 and 2003, we paid the first two $15.0 million annual payments toward reducing the original $75.0 million principal balance for our unsecured 8.23% senior notes in accordance with the note agreement governing these securities. The outstanding balance at December 31, 2003 is $45.0 million. We have three annual principal payments remaining of $15 million each, payable on October 19, 2004, 2005, and 2006.

During 2003, we contributed an additional $3.0 million into our pension plan trust. This cash contribution was made to increase the plan assets to a level that was equivalent to, or greater than, the accumulated benefit obligations of the plan as of September 30, 2003.

The following table summarizes our significant contractual obligations and commercial commitments at December 31, 2003 that affect our liquidity (In thousands):

	Payments due by Period				
	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	Thereafter
Contractual Cash Obligations:					
Notes payable	$ 748	$ 748	$ –	$ –	$ –
Current portion of long-term debt	16,520	16,520	–	–	–
Total short-term borrowings	17,268	17,268	–	–	–
Long-term debt, less current portion	43,791	–	38,921	–	4,870
Operating leases	17,345	3,889	6,385	5,353	1,718
Total contractual cash obligations	$78,404	$21,157	$45,306	$5,353	$6,588
Other Commercial Commitments:					
U.S. standby letters of credit	$ 4,320	$ 4,096	$ 224	$ –	$ –
International standby letters of credit	6,070	4,126	1,752	192	–
Commercial contract commitments	2,001	915	1,005	81	–
Total commercial commitments	$12,391	$ 9,137	$ 2,981	$ 273	$ –

We have generated net income and positive cash flow from operating activities since the company was spun-off from our former parent in October 1999. Looking forward to the next 24 months, we believe that we will continue to have the necessary funds to operate the company. If our current sales and profitability trends continue, we expect to be profitable and expect that depreciation expense will be greater than our capital expenditures and that working capital will continue to decrease, particularly inventory which has been a focus during the past two years. Regarding inventory, our inventory turns increased in 2003 to 2.8 based on annualizing our fourth quarter 2003 results. We are striving to achieve a minimum of 4.0 turns, which could provide an approximate additional $30.0 million of cash during the next two to three years. Therefore, we expect to generate cash from operating activities that should be sufficient to service operations, capital needs, scheduled debt payments, and our current dividend practice paying $0.15 per share annually. In addition, we have available cash balances and investments that are readily convertible to cash and available for use. Apart from our normal operating needs, scheduled debt and expected dividend payments, we continue to search for strategic acquisitions in the flow control market. We expect that the financing of smaller sized acquisitions would come from existing cash and investments, and if need be, borrowings from our unused $75.0 million revolving line of credit. A larger acquisition would require additional borrowings and, or, the issuance of our common stock.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that is material to investors.

New Accounting Standards

In July 2002, FASB Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," ("Statement No. 146") was issued. Statement No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This statement is effective for fiscal years beginning after December 31, 2002. The adoption of Statement No. 146 did not have a material impact on our reported consolidated results of operations or financial position.

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Nos. 5, 57, and 107 and Rescission of FASB Interpretation No. 34," ("FIN No. 45") was issued in November, 2002. FIN No. 45 elaborates on the disclosures to be made by a guarantor and clarifies requirements relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN No. 45 requires that upon issuance of a guarantee, companies recognize a liability for the fair value of the obligation it assumes under that guarantee. We adopted the annual disclosure provisions as of December 31, 2002. We adopted the provisions for initial recognition and measurement during the first quarter of 2003. We do offer warranties, however, the returns and repair costs incurred under warranty have been immaterial. The adoption of FIN No. 45 did not have a material effect on our consolidated financial statements.

In January 2003, FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," ("FIN No. 46") was issued. FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective for all new variable interest entities created or acquired after January 31, 2003. During December 2003, the FASB issued a revision to FIN No. 46 ("FIN No. 46R"). Under the revised provisions, public entities are required to apply the guidance if the entity has interests in variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. We have no variable interest entities at this time, and as such, the adoption of FIN Nos. 46 and 46R did not have a material effect on our consolidated financial statements.

In April 2003, the FASB issued Statement No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities," (Statement No. 149). Statement No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". Statement No. 149 is effective for contracts entered into or modified after September 30, 2003, and for hedging relationships designated after September 30, 2003 and is to be applied prospectively. The adoption of Statement No. 149 did not have a material impact on our consolidated financial statements.

In May 2003, FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," ("Statement No. 150") was issued. Statement No. 150 establishes standards for how an issuer classifies and measures in its balance sheet certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify instruments within its scope as a liability (or an asset in some circumstances) in the statement of financial position. Statement No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. We are not party to any such financial instruments as defined under Statement No. 150, and therefore, the adoption of this statement did not have a material effect on our consolidated financial statements.

In November 2003, the FASB issued FASB Staff Position No. 150-3 ("FSS 150-3") which deferred the effective dates for applying certain provisions of SFAS 150 related to mandatorily redeemable financial instruments of certain non-public entities and certain mandatorily redeemable non-controlling interests for public and non-public companies. For public entities, Statement No. 150 is effective for mandatorily redeemable financial instruments entered into or modified after May 31, 2003 and is effective for all other financial instruments as of the first interim period beginning after June 15, 2003. For mandatorily redeemable non-controlling interests that would not have to be classified as liabilities by a subsidiary, but would have to be classified as liabilities by the parent, the classification and measurement provisions of Statement No. 150 are deferred indefinitely. The measurement provisions of Statement No. 150 are also deferred indefinitely for other mandatorily redeemable non-controlling interests that were issued before November 4, 2003. For those instruments, the measurement guidance for redeemable shares and non-controlling interests in other literature shall apply during the deferral period. We are not party to any such financial instruments as defined under FSS No. 150, and therefore, the adoption of this statement did not have a material effect on our consolidated financial statements or disclosures.

CERTAIN RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

Set forth below are certain risk factors that we believe are material to our stockholders. If any of the following risks occur, our business, financial condition, results of operations, and reputation could be harmed. You should also consider these risk factors when you read "forward-looking statements" elsewhere in this report. You can identify forward-looking statements by terms such as "may," "hope," "will," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential," or "continue," the negative of those terms or other comparable terminology. Those forward-looking statements are only predictions and can be adversely affected if any of the following risks occur:

Some of our end-markets are cyclical, which may cause us to experience fluctuations in revenues or operating results.

We have experienced, and expect to continue to experience, fluctuations in revenues and operating results due to economic and business cycles. We sell our products principally to oil, gas, petrochemical, process, power, aerospace, military, heating, ventilation and air conditioning, or HVAC, maritime, pharmaceutical, medical and instrumentation markets. Although we serve a variety of markets to avoid a dependency on any one, a significant downturn in any one of these markets could cause a material reduction in our revenues that could be difficult to offset.

In particular, our petrochemical business is cyclical in nature as the worldwide demand for oil and gas fluctuates. When worldwide demand for oil and gas is depressed, the demand for our products used in maintenance and repair of existing oil and gas applications, as well as exploration or new oil and gas project applications, is reduced. As a result, we historically have generated lower revenues and profits in periods of declining demand for petrochemical products. Therefore, results of operations for any particular period are not necessarily indicative of the results of operations for any future period. Future downturns in demand for petrochemical products could have a material adverse effect on our business, financial condition or results of operations. Similarly, although not to the same extent as the oil and gas markets, the aerospace, military and maritime markets have historically experienced cyclical fluctuations in demand that also could have a material adverse effect on our business, financial condition or results of operations.

We face the continuing impact on economic and financial conditions in the United States and around the world as well as current tensions in Iraq and the rest of the Middle East.

Terrorist attacks have negatively impacted general economic, market and political conditions. In particular, terrorist attacks, compounded with the slowing national economy, have resulted in reduced revenues in the aerospace and general industrial markets in years 2002 and 2003. Although economic conditions appear to be improving, additional terrorist acts or acts of war (wherever located around the world) could cause damage or disruption to our business, our facilities, our joint-venture partners or our employees which could significantly impact our business, financial condition or results of operations. The potential for future terrorist attacks, the national and international responses to terrorist attacks, and other acts of war or hostility, including the current tensions in Iraq and the Middle East, have created many economic and political uncertainties, which could adversely affect our business and results of operations in ways that cannot presently be predicted. In addition, with manufacturing facilities located worldwide, including facilities located in the United States, Canada, Western Europe and the People's Republic of China, we may be impacted by terrorist actions not only against the United States but in other parts of the world as well. We are predominately uninsured for losses and interruptions caused by terrorist acts and acts of war.

If we cannot continue operating our manufacturing facilities at current or higher levels, our results of operations could be adversely affected.

We operate a number of manufacturing facilities for the production of our products. The equipment and management systems necessary for such operations may break down, perform poorly, or fail, resulting in fluctuations in manufacturing efficiencies. Such fluctuations may affect our ability to deliver products to our customers on a timely basis, which could have a material adverse effect on our business, financial condition or results of operations.

We face significant competition in our markets and, if we are not able to respond to competition in our markets, our revenues may decrease.

We face significant competition from a variety of competitors in each of our markets. Some of our competitors have substantially greater financial, marketing, personnel and other resources than we do. New competitors also could enter our markets. We consider product quality, performance, price, distribution capabilities and breadth of product offerings to be the primary competitive factors in our markets. Our competitors may be able to offer more attractive pricing, duplicate our strategies, or develop enhancements to products that could offer performance features that are superior to our products. Competitive pressures, including those described above, and other factors could adversely affect our competitive position, involving a loss of market share or decreases in prices, either of which could have a material adverse effect on our business, financial condition or results of operations. In addition, some of our competitors are based in foreign countries and have cost structures and prices based on foreign currencies. Accordingly, currency fluctuations could cause our U.S. dollar-priced products to be less competitive than our competitors' products that are priced in other currencies.

If we experience delays in introducing new products or if our existing or new products do not achieve or maintain market acceptance, our revenues may decrease.

Our industries are characterized by: intense competition; changes in end-user requirements; technically complex products; and evolving product offerings and introductions.

We believe our future success will depend, in part, on our ability to anticipate or adapt to these factors and to offer, on a timely basis, products that meet customer demands. Failure to develop new and innovative products or to custom design existing products could result in the loss of existing customers to competitors or the inability to attract new business, either of which may adversely affect our revenues. The development of new or enhanced products is a complex and uncertain process requiring the anticipation of technological and market trends. We may experience design, manufacturing, marketing or other difficulties, such as an inability to attract a sufficient number of qualified engineers, that could delay or prevent our development, introduction or marketing of new products or enhancements and result in unexpected expenses.

Implementation of our acquisition strategy may not be successful, which could affect our ability to increase our revenues or could reduce our profitability.

One of our continued strategies is to increase our revenues and expand our markets through acquisitions that will provide us with complementary instrumentation and thermal fluid controls and petrochemical products. We expect to spend significant time and effort in expanding our existing businesses and identifying, completing and integrating acquisitions. We expect to face competition for acquisition candidates that may limit the number of acquisition opportunities available to us and may result in higher acquisition prices. We cannot be certain that we will be able to identify, acquire or profitably manage additional companies or successfully integrate such additional companies without substantial costs, delays or other problems. Also, there can be no assurance that companies we acquire in the future will achieve revenues, profitability or cash flows that justify our investment in them. In addition, acquisitions may involve a number of special risks, including: adverse short-term effects on our reported operating results; diversion of management's attention; loss of key personnel at acquired companies; or unanticipated management or operational problems or legal liabilities. Some or all of these special risks could have a material adverse effect on our business, financial condition or results of operations.

If we fail to manufacture and deliver high quality products, we may lose customers.

Product quality and performance are a priority for our customers since many of our product applications involve caustic or volatile chemicals and, in many cases, involve processes that require precise control of fluids. Our products also are used in the aerospace, military, commercial aircraft, pharmaceutical, medical, analytical equipment, oil and gas exploration, transmission and refining, chemical processing, and maritime industries. These industries require products that meet stringent performance and safety standards. If we fail to maintain and enforce quality control and testing procedures, our products will not meet these stringent performance and safety standards. Substandard products would seriously harm our reputation, resulting in both a loss of current customers to our competitors and damage to our ability to attract new customers, which could have a material adverse effect on our business, financial condition or results of operations.

If we are unable to continue operating successfully overseas or to successfully expand into new international markets, our revenues may decrease.

We derive a significant portion of our revenue from sales outside the United States. In addition, one of our key growth strategies is to market our products in international markets not currently served by us in portions of Europe, Latin America and Asia. We may not succeed in marketing, selling and distributing our products in these new markets. Moreover, conducting business outside the United States is subject to additional risks, including currency exchange rate fluctuations, changes in regional, political or economic conditions, trade protection measures such as tariffs or import or export restrictions, and unexpected changes in regulatory requirements. One or more of these factors could prevent us from successfully expanding into new international markets and could also have a material adverse effect on our current international operations.

Prices of our raw materials may increase which may adversely affect our business.

We obtain our raw materials for the manufacture of our products from third-party suppliers. We do not have contracts with many of these suppliers that require them to sell us the materials we need to manufacture our products. Historically, stainless steel, iron and carbon steel, in particular, have each increased in price as a result of increases in demand. While in the past we have not experienced difficulties in obtaining the raw materials we require (including stainless steel, cast iron and carbon steel), we cannot be certain that our suppliers will continue to provide us with the raw materials we need in the quantities requested or at a price we are willing to pay. In the past we have been able to partially offset increases in the cost of raw materials by increased sales prices, active materials management, product engineering programs and the diversity of materials used in our production processes. However, we cannot be certain that we will be able to accomplish this in the future. Since we do not control the actual production of these raw materials, we may also be subject to delays caused by interruption in production of materials for reasons we cannot control. These include job actions or strikes by employees of suppliers, transportation interruptions and natural disasters or other catastrophic events. Our inability to obtain adequate supplies of raw materials for our products at favorable prices, or at all, could have a material adverse effect on our business, financial condition or results of operations.

A change in international governmental policies or restrictions could result in decreased availability and increased costs for certain components and finished products that we outsource, which could adversely affect our profitability.

Like most manufacturers of fluid control products, we attempt, where appropriate, to reduce costs by seeking lower cost sources of certain components and finished products. Many such sources are located in developing countries such as the People's Republic of China, India and Taiwan where a change in governmental approach toward U.S. trade could restrict the availability to us of such sources. In addition, periods of war or other international tension could interfere with international freight operations and hinder our ability to take delivery of such components and products. A decrease in the availability of these items could hinder our ability to meet timely our customers' orders. We attempt, when possible, to mitigate this risk by maintaining alternate sources for these components and products and by maintaining the capability to produce such items in our own manufacturing facilities. However, even when we are able to mitigate this risk, the cost of obtaining such items from alternate sources or producing them ourselves is often considerably greater, and a shift toward such higher cost production could therefore adversely affect our profitability.

The costs of complying with existing or future environmental regulations, and of curing any violations of these regulations, could increase our expenses or reduce our profitability.

We are subject to a variety of environmental laws relating to the storage, discharge, handling, emission, generation, use and disposal of chemicals, solid and hazardous waste and other toxic and hazardous materials used to manufacture, or resulting from the process of manufacturing, our products. We cannot predict the nature, scope or effect of future regulatory requirements to which our operations might be subject or the manner in which existing or future laws will be administered or interpreted. Future regulations could be applied to materials, products or activities that have not been subject to regulation previously. The costs of complying with new or more stringent regulations, or with more vigorous enforcement of these or existing regulations could be significant.

Environmental laws require us to maintain and comply with a number of permits, authorizations and approvals and to maintain and update training programs and safety data regarding materials used in our processes. Violations of these requirements could result in financial penalties and other enforcement actions. We also could be required to halt one or more portions of our operations until a violation is cured. Although we attempt to operate in compliance with these environmental laws, we may not succeed in this effort at all times. The costs of curing violations or resolving enforcement actions that might be initiated by government authorities could be substantial.

The costs of complying with existing or future governmental regulations applicable to our importing and exporting practices, and of curing any violations of these regulations, could increase our expenses, reduce our revenues or reduce our profitability.

We are subject to a variety of laws regarding our international trade practices including regulations issued by the United States Bureau of Customs and Border Protection, the Bureau of Export Administration, the Department of State, and the Department of Treasury. We cannot predict the nature, scope or effect of future regulatory requirements to which our international trading practices might be subject or the manner in which existing laws might be administered or interpreted. Future regulations could limit the countries into which certain of our products may be sold or could restrict our access to and increase the cost of obtaining products from foreign sources. In addition, actual or alleged violations of import-export laws could result in enforcement actions and/or financial penalties that could result in substantial costs.

We face risks from product liability lawsuits that may adversely affect our business.

We, like other manufacturers and distributors of products designed to control and regulate fluids and chemicals, face an inherent risk of exposure to product liability claims in the event that the use of our products results in personal injury, property damage or business interruption to our customers. We may be subjected to various product liability claims, including, among others, that our products include inadequate or improper instructions for use or installation, or inadequate warnings concerning the effects of the failure of our products. Although we maintain strict quality controls and procedures, including the testing of raw materials and safety testing of selected finished products, we cannot be certain that our products will be completely free from defect. In addition, in certain cases, we rely on third-party manufacturers for our products or components of our products. Although we have liability insurance coverage, we cannot be certain that this insurance coverage will continue to be available to us at a reasonable cost, or, if available, will be adequate to cover any such liabilities. We generally seek to obtain contractual indemnification from our third-party suppliers, and for us to be added as an additional insured party under such parties' insurance policies. Any such indemnification or insurance is limited by its terms and, as a practical matter, is limited to the credit worthiness of the indemnifying or insuring party. In the event that we do not have adequate insurance or contractual indemnification, product liabilities could have a material adverse effect on our business, financial condition or results of operations.

The costs associated with the defense of asbestos-related claims and the payment of any judgments or settlements with respect to such claims are subject to a number of uncertainties. As such, we cannot guarantee that such claims ultimately will not have an adverse effect on our financial statements, results of operations or cash flows.

Like many other manufacturers of fluid control products, we have been named as defendants in a growing number of product liability actions brought on behalf of individuals who seek compensation for their alleged exposure to airborne asbestos fibers. In general, any components containing asbestos formerly used in our products were entirely internal to the product and, we believe, would not give rise to ambient asbestos dust during normal operation or during normal inspection and maintenance. As such, we believe that we have minimal, if any, liability with respect to the vast majority of these cases and that these cases, in the aggregate, will not have a material adverse effect on our financial condition, results of operations or cash flows. However, due to the nature and number of variables associated with asbestos related claims, such as the rate at which new claims may be filed; the availability of insurance policies to continue to recover certain of our costs relating to the defense and payment of these claims; the impact of bankruptcies of other companies currently or historically defending asbestos claims; the uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case; the impact of potential changes in legislative or judicial standards; the type and severity of the disease alleged to be suffered by each claimant; and increases in the expense of medical treatment, we are unable to reliably estimate the ultimate costs of these claims.

We depend on our key personnel and the loss of their services may adversely affect our business.

We believe that our success will depend on the continued employment of our senior management team and other key personnel. If one or more members of our senior management team or other key personnel were unable or unwilling to continue in their present positions, our business could be seriously harmed. In addition, if any of our key personnel joins a competitor or forms a competing company, some of our customers might choose to use the services of that competitor or those of a new company instead of our own. Other companies seeking to develop capabilities and products similar to ours may hire away some of our key personnel. Nonetheless, if we are unable to maintain our key personnel and attract new employees, the execution of our business strategy may be hindered and our growth limited.

Various restrictions and agreements could hinder a takeover of us which is not supported by our board of directors or which is leveraged.

Our amended and restated certificate of incorporation and amended and restated by-laws, the Delaware General Corporation Law and our shareholder rights plan contain provisions that could delay or prevent a change in control in a transaction that is not approved by our board of directors or that is on a leveraged basis or otherwise. These include provisions creating a staggered board, limiting the shareholders' powers to remove directors, and prohibiting shareholders from calling a special meeting or taking action by written consent in lieu of a shareholders' meeting. In addition, our board of directors has the authority, without further action by the shareholders, to set the terms of and to issue preferred stock. Issuing preferred stock could adversely affect the voting power of the owners of our common stock, including the loss of voting control to others. Additionally, we have adopted a shareholder rights plan providing for the issuance of rights that will cause substantial dilution to a person or group of persons that acquires 15% or more of our shares of common stock, unless the rights are redeemed.

Delaying or preventing a takeover could result in our shareholders ultimately receiving less for their shares by deterring potential bidders for our stock or assets.

Our debt agreements limit our ability to issue equity, make acquisitions, incur debt, pay dividends, make investments, sell assets, merge or raise capital.

Our senior note purchase agreement, dated October 19, 1999, and our revolving credit facility agreement, dated October 19, 1999, and most recently amended on March 3, 2004 effective December 31, 2003; govern our indebtedness to our lenders. The debt agreements include provisions which place limitations on certain activities including our ability to: issue shares of our common stock; incur additional indebtedness; create any liens or encumbrances on our assets or make any guarantees; make certain investments; pay cash dividends above certain limits; or dispose of or sell assets or enter into a merger or a similar transaction.

The trading price of our common stock may be volatile and investors in our common stock may experience substantial losses.

The trading price of our common stock may be volatile. Our common stock could decline or fluctuate in response to a variety of factors, including, but not limited to: our failure to meet the performance estimates of securities analysts; changes in financial estimates of our revenues and operating results or buy/sell recommendations by securities analysts; the timing of announcements by us or our competitors concerning significant product line developments, contracts or acquisitions or publicity regarding actual or potential results or performance; fluctuation in our quarterly operating results caused by fluctuations in revenue and expenses; substantial sales of our common stock by our existing shareholders; general stock market conditions; or other economic or external factors.

In addition, the stock market as a whole has recently experienced extreme price and volume fluctuations. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of their securities. This type of litigation could result in substantial costs and a diversion of management attention and resources.

Our international activities expose us to fluctuations in currency exchange rates that could adversely affect our results of operations and cash flows.

Our international manufacturing and sales activities expose us to changes in foreign currency exchange rates. Such fluctuations could result in our (i) paying higher prices for certain imported goods and services, (ii) realizing lower prices for any sales denominated in currencies other than U.S. dollars, (iii) realizing lower net income, on a U.S. dollar basis, from our international operations due to the effects of translation from weakened functional currencies, and (iv) realizing higher costs to settle transactions denominated in other currencies. Any of these risks could adversely affect our results of operations and cash flows. Our major foreign currency exposures involve the markets in Western Europe, Canada and Asia.

We use forward contracts to manage the currency risk related to business transactions denominated in foreign currencies. We primarily utilize forward exchange contracts with maturities of less than eighteen months. To the extent these transactions are completed, the contracts do not subject us to significant risk from exchange rate fluctuations because they offset gains and losses on the related foreign currency denominated transactions.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

The oil and gas markets historically have been subject to cyclicality depending upon supply and demand for crude oil, its derivatives and natural gas. When oil or gas prices decrease expenditures on maintenance and repair decline rapidly and outlays for exploration and in-field drilling projects decrease and, accordingly, demand for valve products is reduced. However, when oil and gas prices rise, maintenance and repair activity and spending for facilities projects normally increase and we benefit from increased demand for valve products. However, oil or gas price increases may be considered temporary in nature or not driven by customer demand and, therefore, may result in longer lead times for increases in petrochemical sales orders. As a result, the timing and magnitude of changes in market demand for oil and gas valve products are difficult to predict. Similarly, although not to the same extent as the oil and gas markets, the general industrial, chemical processing, aerospace, military and maritime markets have historically experienced cyclical fluctuations in demand that also could have a material adverse effect on our business, financial condition or results of operations.

Interest Rate Sensitivity Risk

As of December 31, 2003, our primary interest rate risk is related to borrowings under our revolving credit facility and our industrial revenue bonds. The interest rates for our revolving credit facility and industrial revenue bonds fluctuate with changes in short-term borrowing rates. There were no borrowings under our revolving credit facility outstanding as of December 31, 2003. Based upon expected levels of borrowings under our credit facility in 2003 and our current balances for industrial revenue bonds, an increase in variable interest rates of 100 basis points would not have a material effect on our results of operations or cash flows.

Foreign Currency Exchange Risk

We use forward contracts to manage the currency risk related to business transactions denominated in foreign currencies. Related gains and losses are recognized when the contracts expire, which are generally in the same period as the underlying foreign currency denominated transactions. To the extent these transactions are completed, the contracts do not subject us to significant risk from exchange rate movements because they offset gains and losses on the related foreign currency denominated transactions. As of December 31, 2003, we had no forward contracts to buy foreign currencies. There were no unrealized gains attributable to foreign currency forward contracts at December 31, 2003 and there were $0.1 million of gains at December 31, 2002. The counterparties to these contracts are major financial institutions. Our risk of loss in the event of non-performance by the counterparties is not significant.

We do not use derivative financial instruments for trading purposes. Risk management strategies are reviewed and approved by senior management before implementation.

Commodity Price Risk

The primary raw materials used in our production process are stainless steel, carbon steel, aluminum, bronze, and brass. We purchase these materials from numerous suppliers nationally and internationally, and have not historically experienced significant difficulties in obtaining these commodities in quantities sufficient for our operations. However, these commodities are subject to price fluctuations that may adversely affect our results of operations. We manage this risk by offsetting increases in commodities with increased sales prices, active materials management, product engineering programs and the diversity of materials used in our production processes.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

CIRCOR INTERNATIONAL, INC
Index to Consolidated Financial Statements

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

PART III

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures.

As required by Rule 13a-15 under the Securities Exchange Act ("Exchange Act") of 1934, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that as of the evaluation date and the filing date of this report our disclosure controls and procedures are designed and are effective to give reasonable assurance that information we disclose in reports filed with the Commission is properly recorded, processed, summarized and reported in conformity with the rules and regulations of the Commission. However, in the course of that evaluation, the Chief Executive Officer and Chief Financial Officer did identify a deficiency in the design and effectiveness of internal control for reconciling certain foreign subsidiaries' statutory accounts to their amounts included in our consolidated financial statements. In response to their discovery of this issue, senior management has taken steps to strengthen our control processes and procedures to correct this weakness and provide reasonable assurance that the noted weakness in internal control over financial reporting did not result in a material misstatement of our consolidated financial statements.

Both as of and subsequent to December 31, 2003, we instituted additional procedures to ensure that reconciliations of statutory accounts to the financial statements are properly maintained and independently reviewed to ensure their correctness. Additional steps will be taken in the current quarter to provide appropriate training and to require more detailed documentation for adjustments to the statutory accounts.

Based on the actions taken and the institution of these additional processes and procedures, our chief executive officer and chief financial officer have concluded that our improved controls and procedures will be effective in addressing the area of weakness.

We will continue to review and document our disclosure controls and procedures and our internal controls over financial reporting. We will consider such changes, as we may deem advisable, based on future evaluations of the effectiveness of such controls and procedures.

Changes in internal controls.

Except for the internal control improvements described above, there have been no significant changes in internal controls, or in factors that could significantly affect internal controls, subsequent to the date the Chief Executive Officer and Chief Financial Officer completed their evaluation. From time-to-time, we may make changes in our system of internal controls aimed at enhancing their effectiveness and to ensure that our systems evolve with our business.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information appearing under the sections "Information Regarding Directors" and "Information Regarding Executive Officers" in our Definitive Proxy Statement relating to the Annual Meeting of Stockholders to be held on April 22, 2004 is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information appearing under the section "Executive Compensation" in our Definitive Proxy Statement relating to the Annual Meeting of Stockholders to be held April 22, 2004 is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information appearing under the section "Security Ownership of CIRCOR Common Stock by Certain Beneficial Owners, Directors and Executive Officers of the Company" in our Definitive Proxy Statement relating to the Annual Meeting of Stockholders to be held April 22, 2004 is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTION

The information appearing under the section "Certain Relationships and Related Transactions" in our Definitive Proxy Statement relating to the Annual Meeting of Stockholders to be held April 22, 2004 is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

This information appearing under the section "Principal Accounting Fees and Services" in our Definitive Proxy Statement relating to the Annual Meeting of Stockholders to be held April 22, 2004 is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a)(1) **Financial Statements**

The financial statements filed as part of the report are listed in Part II, Item 8 of this report on the Index to Consolidated Financial Statements.

(a)(2) **Financial Statement Schedules**

	Page
Schedule II Valuation and Qualifying Accounts for the years ended December 31, 2003, 2002 and 2001	78

All schedules for which provision is made in the applicable accounting regulations of the Security and Exchange Commission are not required under the related instructions or are not material, and therefore have been omitted.

(a)(3) **Exhibits**

Exhibit No.	Description and Location
2	Plan of Acquisition, Reorganization, Arrangement, Liquidation or Succession:
2.1	Distribution Agreement between Watts Industries, Inc. and CIRCOR International, Inc. dated as of October 1, 1999, is incorporated herein by reference to Exhibit 2.1 to Amendment No. 2 to CIRCOR International, Inc.'s Registration Statement on Form 10, File No. 000-26961, filed with the Securities and Exchange Commission on October 6, 1999 ("Amendment No. 2 to the Form 10").
3	Articles of Incorporation and By-Laws:
3.1	The Amended and Restated Certificate of Incorporation of CIRCOR International, Inc. is incorporated herein by reference to Exhibit 3.1 to CIRCOR International, Inc.'s Registration Statement on Form 10, File No. 000-26961, filed with the Securities and Exchange Commission on August 6, 1999 ("Form 10").
3.2	The Amended and Restated By-Laws of CIRCOR International, Inc. are incorporated herein by reference to Exhibit 3.2 to the Form 10.
3.3	Certificate of Designations, Preferences and Rights of a Series of Preferred Stock of CIRCOR International, Inc. classifying and designating the Series A Junior Participating Cumulative Preferred Stock is incorporated herein by reference to Exhibit 3.1 to CIRCOR International, Inc.'s Registration Statement on Form 8-A, File No. 001-14962, filed with the Securities and Exchange Commission on October 21, 1999 ("Form 8-A").
4	Instruments Defining the Rights of Security Holders, Including Debentures:
4.1	Shareholder Rights Agreement, dated as of September 16, 1999, between CIRCOR International, Inc. and BankBoston, N.A., as Rights Agent is incorporated herein by reference to Exhibit 4.1 to the Form 8-A.
4.2	Agreement of Substitution and Amendment of Shareholder Rights Agent Agreement dated as of November 1, 2002 between CIRCOR International, Inc. and American Stock Transfer and Trust Company is incorporated herein by reference.

Exhibit No.	Description and Location
9	Voting Trust Agreements:
9.1	The Amended and Restated George B. Horne Voting Trust Agreement-1997 dated as of September 14, 1999 is incorporated herein by reference to Exhibit 9.1 to Amendment No. 1 to the Company's Registration Statement on Form 10, File No. 000-26961, filed with the Securities and Exchange Commission on September 22, 1999 ("Amendment No. 1 to the Form 10").
10	Material Contracts:
10.1	CIRCOR International, Inc. 1999 Stock Option and Incentive Plan is incorporated herein by reference to Exhibit 10.1 to Amendment No. 1 to the Form 10.
10.2	Form of Incentive Stock Option Agreement under the 1999 Stock Option and Incentive Plan is incorporated herein by reference to Exhibit 10.2 to Amendment No. 1 to the Form 10.
10.3	Form of Non-Qualified Stock Option Agreement for Employees under the 1999 Stock Option and Incentive Plan (Five Year Graduated Vesting Schedule) is incorporated herein by reference to Exhibit 10.3 to Amendment No. 1 to the Form 10.
10.4	Form of Non-Qualified Stock Option Agreement for Employees under the 1999 Stock Option and Incentive Plan (Performance Accelerated Vesting Schedule) is incorporated herein by reference to Exhibit 10.4 to Amendment No. 1 to the Form 10.
10.5	Form of Non-Qualified Stock Option Agreement for Independent Directors under the 1999 Stock Option and Incentive Plan is incorporated herein by reference to Exhibit 10.5 to Amendment No. 1 to the Form 10.
10.6	CIRCOR International, Inc. Management Stock Purchase Plan is incorporated herein by reference to Exhibit 10.6 to Amendment No. 1 to the Form 10.
10.7	Form of CIRCOR International, Inc. Supplemental Employee Retirement Plan is incorporated herein by reference to Exhibit 10.7 to Amendment No. 1 to the Form 10.
10.8	Trust Indenture from Village of Walden Industrial Development Agency to The First National Bank of Boston, as Trustee, dated June 1, 1994 is incorporated herein by reference.
10.9	Loan Agreement between Hillsborough County Industrial Development Authority and Leslie Controls, Inc. dated July 1, 1994 is incorporated herein by reference.
10.10	Trust Indenture from Hillsborough County Industrial Development Authority to The First National Bank of Boston, as Trustee, dated July 1, 1994 is incorporated herein by reference.
10.11	Form of Indemnification Agreement between CIRCOR International, Inc. and each of its Directors dated November 6, 2002 is incorporated herein by reference.
10.12	Executive Employment Agreement, as amended and restated, between CIRCOR, Inc. and David A. Bloss, Sr., dated as of October 23, 2002 is incorporated herein by reference.
10.13	Credit Agreement, dated as of October 18, 1999, by and among CIRCOR International, Inc., a Delaware corporation, as Borrower, each of the Subsidiary Guarantors named therein, the Lenders from time to time a party thereto, ING (U.S.) Capital LLC, as Agent for such Lenders, BankBoston, N.A., as Syndication Agent, First Union National Bank, as Documentation Agent and ING Barings LLC, as Arranger for the Lenders is incorporated herein by reference to Exhibit 10.19 to CIRCOR International, Inc.'s Current Report on Form 8-K, File No. 001-14962, filed with the Securities and Exchange Commission on October 21, 1999.
10.14	Note Purchase Agreement, dated as of October 19, 1999, among CIRCOR International, Inc., a Delaware corporation, the Subsidiary Guarantors and each of the Purchasers listed on Schedule A attached thereto is incorporated herein by reference to Exhibit 10.20 to CIRCOR International, Inc.'s Current Report on Form 8-K, File No. 001-14962, filed with the Securities and Exchange Commission on October 21, 1999.

Exhibit No.	Description and Location
10.15	Sharing agreements regarding the rights of debt holders relative to one another in the event of insolvency is incorporated herein by reference to Exhibit 10.21 on From 10 Q/A filed with the Securities and Exchange Commission on August 14, 2000.
10.16	Executive Change of Control Agreement between CIRCOR, Inc. and Alan R. Carlsen dated August 8, 2000 is incorporated herein by reference to Exhibit 10.23 on Form 10-Q, File No. 001-14962, filed with the Securities and Exchange Commission on November 14, 2000.
10.17	Executive Change of Control Agreement between CIRCOR, Inc. and Kenneth W. Smith dated August 8, 2000 is incorporated herein by reference to Exhibit 10.24 on Form 10-Q, File No. 001-14962, filed with the Securities and Exchange Commission on November 14, 2000.
10.18	Executive Change of Control Agreement between CIRCOR, Inc. and Stephen J. Carriere dated August 8, 2000 is incorporated herein by reference to Exhibit 10.25 on Form 10-K, File No. 001-14962, filed with the Securities and Exchange Commission on March 7, 2001.
10.19	Executive Change of Control Agreement between CIRCOR, Inc. and Alan J. Glass dated August 8, 2000 is incorporated herein by reference to Exhibit 10.26 on Form 10-K, File No. 001-14962, filed with the Securities and Exchange Commission on March 7, 2001.
10.20	Executive Change of Control Agreement between CIRCOR, Inc. and Paul M. Coppinger dated August 1, 2001 is incorporated herein by reference to Exhibit 10.28 on Form 10-K, File No. 001-14962, filed with the Securities and Exchange Commission on March 7, 2001.
10.21	First Amendment to Executive Change of Control Agreement between Alan R. Carlsen and CIRCOR, Inc. dated December 7, 2001 is incorporated herein by reference to Exhibit 10.27 on Form 10-K, File No. 001-14962, filed with the Securities and Exchange Commission on March 12, 2002.
10.22	First Amendment to Executive Change of Control Agreement between Kenneth W. Smith and CIRCOR, Inc. dated December 7, 2001 is incorporated herein by reference to Exhibit 10.28 on Form 10-K, File No. 001-14962, filed with the Securities and Exchange Commission on March 12, 2002.
10.23	First Amendment to Executive Change of Control Agreement between Stephen J. Carriere and CIRCOR, Inc. dated December 7, 2001 is incorporated herein by reference to Exhibit 10.29 on Form 10-K, File No. 001-14962, filed with the Securities and Exchange Commission on March 12, 2002.
10.24	First Amendment to Executive Change of Control Agreement between Alan J. Glass and CIRCOR, Inc. dated December 7, 2001 is incorporated herein by reference to Exhibit 10.30 on Form 10-K, File No. 001-14962, filed with the Securities and Exchange Commission on March 12, 2002.
10.25	First Amendment to Executive Change of Control Agreement between Paul M. Coppinger and CIRCOR, Inc. dated December 7, 2001 is incorporated herein by reference to Exhibit 10.31 on Form 10-K, File No. 001-14962, filed with the Securities and Exchange Commission on March 12, 2002.
10.26	Executive Change of Control Agreement between Carl J. Nasca and CIRCOR, Inc. dated December 7, 2001 is incorporated herein by reference to Exhibit 10.33 on Form 10-K, File No. 001-14962, filed with the Securities and Exchange Commission on March 12, 2002.
10.27	Executive Change of Control Agreement between Barry L. Taylor, Sr. and CIRCOR, Inc. dated December 7, 2001 is incorporated herein by reference to Exhibit 10.34 on Form 10-K, File No. 001-14962, filed with the Securities and Exchange Commission on March 12, 2002.

Exhibit No.	Description and Location
10.28	Amendment No. 1 to the Credit Agreement dated as of December 22, 2000, among CIRCOR International, Inc.; each of the Subsidiary Guarantors referred to therein; each of the lenders that is a signatory hereto; and ING Capital LLC, a Delaware limited liability company, as agent for the lenders that are a signatory thereto is incorporated herein by reference.
10.29	Amendment No. 2 to the Credit Agreement, dated as of December 4, 2002, among CIRCOR International, Inc.; each of the Subsidiary Guarantors referred to therein; each of the lenders that is a signatory hereto; and ING Capital LLC, a Delaware limited liability company, as agent for the lenders that are a signatory thereto is incorporated herein by reference to Exhibit 10.2 on Form 8-K, file No. 001-14962, filed with the Securities and Exchange Commission on December 12, 2002.
*10.30	Amendment No. 3 to the Credit Agreement, effective December 31, 2003, among CIRCOR International, Inc.; each of the Subsidiary Guarantors referred to therein; each of the lenders that is a signatory hereto; and ING Capital LLC, a Delaware limited liability company, as agent for the lenders that are a signatory thereto.
*10.31	Letter of Credit, Reimbursement and Guaranty Agreement dated as of March 1, 2004 among Leslie Controls, Inc., as Borrower, CIRCOR International, Inc., as Guarantor, and Sun Trust National Bank as Letter of Credit Provider.
*10.32	Letter of Credit, Reimbursement and Guaranty Agreement dated as of March 1, 2004 among Spence Engineering Company, Inc., as Borrower, CIRCOR International, Inc., as Guarantor, and Sun Trust National Bank as Letter of Credit Provider.
*21	Schedule of Subsidiaries of CIRCOR International, Inc.
*23	Consent of KPMG LLP.
*31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed with this report

(b) Reports on Form 8-K.

Report furnished November 12, 2003 on Form 8-K pursuant to Item 12, "Results of Operations and Financial Condition" regarding a press release issued on November 12, 2003 relative to the Registrant's financial performance and results for the third quarter of 2003.

(c) See Item 15(a)(3) above.

(d) See Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIRCOR INTERNATIONAL, INC.

By: /S/ DAVID A. BLOSS, SR.
David A. Bloss, Sr.
Chairman, President and
Chief Executive Officer

Date: March 12, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/S/ DAVID A. BLOSS, SR. David A. Bloss, Sr.	Chairman, President, Chief Executive Officer and Director (Principal Executive Officer)	March 12, 2004
/S/ KENNETH W. SMITH Kenneth W. Smith	Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	March 12, 2004
/S/ STEPHEN J. CARRIERE Stephen J. Carriere	Vice President, Corporate Controller and Assistant Treasurer (Principal Accounting Officer)	March 12, 2004
/S/ JEROME D. BRADY Jerome D. Brady	Director	March 12, 2004
/S/ THOMAS E. CALLAHAN Thomas E. Callahan	Director	March 12, 2004
/S/ DEWAIN K. CROSS Dewain K. Cross	Director	March 12, 2004
/S/ DAVID F. DIETZ David F. Dietz	Director	March 12, 2004
/S/ DOUGLAS M. HAYES Douglas M. Hayes	Director	March 12, 2004
/S/ THOMAS E. NAUGLE Thomas E. Naugle	Director	March 12, 2004

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
CIRCOR International, Inc.

We have audited the accompanying consolidated balance sheets of CIRCOR International, Inc. as of December 31, 2003 and 2002 and the related consolidated statements of operations, cash flows and shareholders' equity for each of the years in the three year period ended December 31, 2003. In connection with our audits of the consolidated financial statements, we also audited the accompanying financial statement schedule of valuation and qualifying accounts. These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CIRCOR International, Inc. as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets.

KPMG LLP

Boston, Massachusetts
February 29, 2004

CIRCOR INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31, 2003	December 31, 2002
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 58,202	$ 38,382
Investments	7,840	4,064
Trade accounts receivable, less allowance for doubtful accounts of $2,119 and $2,041, respectively	64,830	56,130
Inventories	97,278	110,287
Prepaid expenses and other current assets	4,587	4,262
Deferred income taxes	6,303	5,884
Assets held for sale	3,884	–
Total Current Assets	242,924	219,009
PROPERTY, PLANT AND EQUIPMENT, NET	61,737	64,365
OTHER ASSETS:		
Goodwill	111,448	100,419
Intangibles, net	1,587	1,843
Other assets	6,167	5,098
TOTAL ASSETS	$423,863	$390,734
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 37,635	$ 26,769
Accrued expenses and other current liabilities	19,955	14,715
Accrued compensation and benefits	7,787	5,252
Income taxes payable	1,491	2,801
Notes payable and current portion of long-term debt	17,268	18,596
Total Current Liabilities	84,136	68,133
LONG-TERM DEBT, NET OF CURRENT PORTION	43,791	59,394
DEFERRED INCOME TAXES	6,303	3,934
OTHER NON-CURRENT LIABILITIES	9,820	10,605
MINORITY INTEREST	4,653	5,009
SHAREHOLDERS' EQUITY:		
Preferred stock, $0.01 par value; 1,000,000 shares authorized; no shares issued and outstanding	–	–
Common stock, $0.01 par value; 29,000,000 shares authorized; 15,302,127 and 15,107,850 issued and outstanding at December 31, 2003 and 2002, respectively	153	151
Additional paid-in capital	206,160	203,952
Retained earnings	54,793	39,200
Accumulated other comprehensive income	14,054	356
Total Shareholders' Equity	275,160	243,659
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$423,863	$390,734

The accompanying notes are an integral part of these consolidated financial statements.

CIRCOR INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31,		
	2003	2002	2001
Net revenues	$359,453	$331,448	$343,083
Cost of revenues	253,941	233,163	239,606
GROSS PROFIT	105,512	98,285	103,477
Selling, general and administrative expenses	74,162	67,166	66,919
Goodwill amortization expense	–	–	2,737
Special charges	1,363	745	204
OPERATING INCOME	29,987	30,374	33,617
Other (income) expense:			
Interest income	(775)	(966)	(922)
Interest expense	5,926	7,687	8,024
Other, net	(837)	(686)	521
TOTAL OTHER EXPENSE	4,314	6,035	7,623
INCOME BEFORE INCOME TAXES	25,673	24,339	25,994
Provision for income taxes	7,800	8,762	10,398
NET INCOME	$ 17,873	$ 15,577	$ 15,596
Earnings per common share:			
Basic	$ 1.18	$ 1.04	$ 1.08
Diluted	$ 1.14	$ 1.00	$ 1.04
Weighted average common shares outstanding:			
Basic	15,207	15,028	14,477
Diluted	15,675	15,610	15,023
Dividends paid per common share	$ 0.15	$ 0.15	$ 0.15

The accompanying notes are an integral part of these consolidated financial statements.

CIRCOR INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2003	2002	2001
OPERATING ACTIVITIES			
Net income	$ 17,873	$ 15,577	$ 15,596
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation	9,564	10,343	9,977
Amortization	298	307	3,069
Compensation expense of stock-based plans	229	258	–
Deferred income taxes.	1,372	3,064	289
(Gain) loss on disposal of property, plant and equipment.	(21)	139	(22)
Loss on write-down of property, plant and equipment	381	325	–
Gain on the sale of investments	(64)	–	–
Changes in operating assets and liabilities, net of effects from business acquisitions:			
Trade accounts receivable	(2,586)	6,740	1,291
Inventories	19,754	(4,251)	12,927
Prepaid expenses and other assets	1,788	(2,425)	3,532
Accounts payable, accrued expenses and other liabilities	9,654	(5,152)	(1,812)
Net cash provided by operating activities.	58,242	24,925	44,847
INVESTING ACTIVITIES			
Additions to property, plant and equipment	(6,823)	(4,418)	(4,950)
Proceeds from the disposal of property, plant and equipment	192	119	66
Proceeds from the sale of investments	4,155	(56)	–
Purchase of investments	(7,857)	–	–
Business acquisitions, net of cash acquired	(9,619)	(19,964)	(9,617)
Purchase price adjustments on previous acquisitions	(1,029)	1,088	–
Other	–	(10)	–
Net cash used in investing activities.	(20,981)	(23,241)	(14,501)
FINANCING ACTIVITIES			
Proceeds from long-term borrowings	1,593	3,934	17,952
Payments of long-term debt	(20,097)	(24,564)	(16,241)
Proceeds from the issuance of common stock, net of issuance costs	–	–	18,698
Dividends paid	(2,280)	(2,255)	(2,169)
Proceeds from the exercise of stock options	1,267	2,249	369
Conversion of restricted stock units	404	132	9
Net cash provided by (used in) financing activities.	(19,113)	(20,504)	18,618
Effect of exchange rate changes on cash and cash equivalents	1,672	192	(146)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.	19,820	(18,628)	48,818
Cash and cash equivalents at beginning of year	38,382	57,010	8,192
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 58,202	$ 38,382	$ 57,010
Supplemental Cash Flow Information:			
Cash paid during the year for:			
Income taxes	$ 7,683	$ 4,387	$ 7,460
Interest	$ 5,747	$ 7,240	$ 7,689

The accompanying notes are an integral part of these consolidated financial statements.

CIRCOR INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Amount				
BALANCE AT DECEMBER 31, 2000	13,263	$133	$181,184	$12,451	$ (2,587)	$191,181
Net income				15,596		15,596
Cumulative translation adjustment					(1,559)	(1,559)
Comprehensive income						14,037
Issuance of common stock	1,553	16	18,682			18,698
Common stock dividends declared				(2,169)		(2,169)
Stock options exercised	45	–	527			527
Conversion of restricted stock units	1	–	9			9
Net change in restricted stock units			157			157
BALANCE AT DECEMBER 31, 2001	14,862	149	200,559	25,878	(4,146)	222,440
Net income				15,577		15,577
Cumulative translation adjustment					5,481	5,481
Additional minimum pension liability (net of tax benefit of $608)					(996)	(996)
Unrealized net gain-investments (net of tax of $10)					17	17
Comprehensive income						20,079
Common stock dividends declared				(2,255)		(2,255)
Stock options exercised	234	2	3,064			3,066
Conversion of restricted stock units	12	–	132			132
Net change in restricted stock units			197			197
BALANCE AT DECEMBER 31, 2002	15,108	151	203,952	39,200	356	243,659
Net income				17,873		17,873
Cumulative translation adjustment					12,719	12,719
Reversal of minimum pension liability (net of tax expense of $608)					996	996
Reversal of unrealized net gain-investments (net of tax benefit of $10)					(17)	(17)
Comprehensive income						31,571
Common stock dividends declared				(2,280)		(2,280)
Stock options exercised	132	1	1,598			1,599
Conversion of restricted stock units	62	1	403			404
Net change in restricted stock units			207			207
BALANCE AT DECEMBER 31, 2003	15,302	$153	$206,160	$54,793	$14,054	$275,160

The accompanying notes are an integral part of these consolidated financial statements.

(1) Description of Business

CIRCOR International, Inc. ("CIRCOR" or the "Company" or "we") designs, manufactures and distributes valves and related products and services for use in a wide range of applications to optimize the efficiency or ensure the safety of fluid-control systems. The valves and related fluid-control products we manufacture are used in processing industries; oil and gas exploration, production, distribution and refining; pipeline construction and maintenance; HVAC and power; aerospace, military and commercial aircraft; and maritime manufacturing and maintenance. We have used both internal product development and strategic acquisitions to assemble a complete array of fluid-control products and technologies that enables us to address our customers' unique fluid-control application needs. We have two major product groups: Instrumentation and Thermal Fluid Controls Products, and Petrochemical Products.

The Instrumentation and Thermal Fluid Controls Products Group designs, manufactures and sells valves and controls for diverse end-uses including instrumentation, aerospace, cryogenic and steam applications. Selected products include precision valves, compression tube and pipefitting, control valves, relief valves, couplers, regulators and strainers. The Instrumentation and Thermal Fluid Controls Products Group includes the following subsidiaries and major business units: Aerodyne Controls; Circle Seal Controls, Inc.; CPC-Cryolab; Hoke, Inc.; Leslie Controls, Inc.; Nicholson Steam Trap; Rockwood Swendemen; Regeltechnik Kornwestheim GmbH; Société Alsacienne Regulaves Thermiques von Rohr, S.A.; Spence Engineering Company, Inc.; SSI Equipment, Inc.; Texas Sampling, Inc.; DQS International and subsidiary, Dopak Inc.; Tomco Products; and U.S. Para Plate Corporation.

The Petrochemical Products Group designs, manufactures and sells flanged-end and threaded-end floating and trunnion ball valves, needle valves, check valves, butterfly valves and large forged steel ball valves and gate valves for use in oil, gas and chemical processing and industrial applications. The Petrochemical Products Group includes the following subsidiaries and major divisions: KF Contromatics Specialty Products; KF Industries, Inc.; Pibiviesse S.p.A.; Suzhou KF Valve Co., Ltd.; and KF Telford Engineered Products.

On October 18, 1999 (the "spin-off date"), we became a publicly owned company as a result of a tax-free distribution of our common stock (the "distribution" or "spin-off") to the shareholders of our former parent, Watts Water Technologies, Inc., formerly Watts Industries, Inc. ("Watts").

(2) Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of CIRCOR and it's wholly and majority owned subsidiaries. The results of companies acquired during the year are included in the consolidated financial statements from the date of acquisition. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. Some of the more significant estimates relate to depreciation, amortization and impairment of long-lived assets, pension obligations, deferred income taxes, inventory valuations, sales returns, special charges, environmental liability, product liability and allowance for doubtful accounts. While management believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates.

Revenue Recognition and Allowance for Sales Returns

Revenue is recognized when products are shipped and title has passed to the customer provided that no significant post-delivery obligations remain and collection of the resulting receivable is reasonably assured. Allowances for sales returns are recorded as a reduction of revenues based upon historical experience, return policies and contractual product return rights granted to customers. Adjustments to the allowance account are made as new information becomes available. Shipping and handling costs invoiced to customers are recorded as components of revenues and the associated costs are recorded as cost of sales.

Allowance for Doubtful Accounts

We estimate the collectibility of our accounts receivable and the amount of bad debts that may be incurred in the future. We analyze specific customer accounts, historical experience, customer concentrations and relationships, credit ratings, and current economic trends when evaluating the adequacy of our allowance for doubtful accounts.

Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities of three months or less.

Investments

Investments consist of various forms of mutual funds, equity securities and guaranteed investment contracts, all of which are currently designated as available for sale. As such, the carrying values of our investments are marked to market and unrealized gains and losses at the balance sheet date are recognized net of tax in other comprehensive income.

Inventories

Inventories are valued at the lower of cost or market. Cost is generally determined on the first-in, first-out ("FIFO") basis. Where appropriate, standard cost systems are utilized for purposes of determining cost; the standards are adjusted as necessary to ensure they approximate actual costs. Estimates of lower of cost or market value of inventory are determined at the operating unit level and evaluated periodically. Estimates for obsolescence or unmarketable inventory are maintained based on current economic conditions, historical sales quantities and patterns and, in some cases, the specific risk of loss on specifically identified inventories. Such inventories are recorded at estimated realizable value net of the costs of disposal.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which range from 13 to 40 years for buildings and improvements and 3 to 15 years for machinery and equipment. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. Repairs and maintenance costs are expensed as incurred.

Assets Held for Sale

The building and land for the properties noted below were classified as assets held for sale at December 31, 2003 (In thousands):

Tomco Products, in Painesville, Ohio	$1,695
SSI Equipment, in Burlington, Ontario Canada	999
KF Industries, in Houston, Texas	1,190
	$3,884

The building and land in Painesville, Ohio were no longer used by Tomco following its consolidation into our Hoke facility in Spartanburg, South Carolina. The building and land in Burlington, Ontario, Canada were used by our SSI Equipment subsidiary whose operations were being consolidated into our Spence Engineering facility in Walden, N.Y. The building and land in Houston, Texas were no longer used for ongoing operations when the distribution center was moved to an Oklahoma City, Oklahoma site.

These properties are recorded at the lower of fair value, less the associated selling costs, or net book value. The former Tomco property was sold during February 2004 for $1.9 million for a net gain of $0.2 million. The remaining two properties are presently being marketed for sale and we fully expect these sale transactions to be completed during 2004.

Goodwill and Other Intangible Assets

We adopted Statement No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002. Statement No. 142 addresses the financial accounting and reporting standards for the acquisition of intangible assets outside of a business combination and for goodwill and other intangible assets subsequent to their acquisition. As a result of adopting Statement No. 142, we no longer amortize goodwill and indefinite-lived intangible assets; rather they are written-down, as needed, based upon an analysis of impairment. During the first half of 2002, we completed our transitional impairment review, as required by Statement No. 142, and determined that there was no impairment. Additionally, we perform an impairment test on an annual basis or more frequently if circumstances warrant. The most recent impairment test was conducted in the fourth quarter of 2003 and resulted in no impairment. Intangible assets that have definitive useful lives continue to be amortized over their useful lives.

Impairment of Other Long-Lived Assets

Other long-lived assets include property, plant, and equipment and intangibles with definite lives. We perform impairment analyses of our other long-lived assets whenever events and circumstances indicate that they may be impaired. When the undiscounted future cash flows are expected to be less than the carrying value of the assets being reviewed for impairment, the assets are written down to fair market value based upon third party appraisals.

Research and Development

Research and development expenditures are expensed when incurred and are included in the selling, general and administrative expense in the Consolidated Statements of Operations. Our research and development expenditures for the years ended December 31, 2003, 2002 and 2001, were $2.4 million, $2.8 million and $2.6 million, respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if we anticipate that we may not realize some or all of a deferred tax asset.

Environmental Compliance and Remediation

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to existing conditions caused by past operations, which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and, or, remedial efforts are probable and the costs can be reasonably estimated. Estimated costs are based upon current laws and regulations, existing technology and the most probable method of remediation. The costs are not discounted and exclude the effects of inflation. If the cost estimates result in a range of equally probable amounts, the lower end of the range is accrued.

Foreign Currency Translation

Our international subsidiaries operate and report their financial results using local functional currencies. Accordingly, all assets and liabilities of these subsidiaries are translated into United States dollars using exchange rates in effect at the end of the relevant periods, and revenues and costs are translated using weighted average exchange rates for the relevant periods. The resulting translation adjustments are presented as a separate component of accumulated other comprehensive income. We do not provide for U.S. income taxes on foreign currency translation adjustments since we do not provide for such taxes on undistributed earnings of foreign subsidiaries.

Earnings Per Common Share

Basic earnings per common share are calculated by dividing net income by the number of weighted average common shares outstanding. Diluted earnings per common share is calculated by dividing net income by the weighted average common shares outstanding and assumes the conversion of all dilutive securities.

Earnings per common share and the weighted average number of shares used to compute net earnings per common share, basic and assuming full dilution, are reconciled below (In thousands, except per share data):

	Year Ended December 31,								
	2003			2002			2001		
	Net Income	Shares	Per Share Amount	Net Income	Shares	Per Share Amount	Net Income	Shares	Per Share Amount
Basic EPS	$17,873	15,207	$1.18	$15,577	15,028	$1.04	$15,596	14,477	$1.08
Dilutive securities, principally common stock options	–	468	0.04	–	582	0.04	–	546	0.04
Diluted EPS	$17,873	15,675	$1.14	$15,577	15,610	$1.00	$15,596	15,023	$1.04

Certain stock options to purchase common shares were not included in the table above because they were anti-dilutive. The options excluded from the table for the years ended December 31, 2003, 2002 and 2001 were: 5,000 options at $19.75, 255,500 options at $16.32 and $260,500 options at $16.32, respectively.

Stock Based Compensation

We measure compensation cost in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB No. 25") and related interpretations. Accordingly, no accounting recognition is given to stock options granted to our employees at fair market value until the options are exercised. Upon exercise, we credit the net proceeds, including income tax benefits realized, if any, to equity. The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock Based Compensation", to stock based employee compensation (In thousands, except per share data):

	Year Ended December 31,		
	2003	2002	2001
Net income	$17,873	$15,577	$15,596
Stock-based employee compensation cost, net of tax, that would have been included in the determination of income if the fair value based method had been applied to all awards	845	658	397
Pro forma net income as if the fair value based method had been applied to all awards	$17,028	$14,919	$15,199
Earnings per common share (as reported):			
Basic	$ 1.18	$ 1.04	$ 1.08
Diluted	$ 1.14	$ 1.00	$ 1.04
Pro forma earnings per common share:			
Basic	$ 1.12	$ 0.99	$ 1.05
Diluted	$ 1.09	$ 0.96	$ 1.01

Derivative Financial Instruments

We use foreign currency forward exchange contracts to manage currency exchange exposures in certain foreign currency denominated transactions. Gains and losses on contracts designated as hedges are recognized when the contracts expire, which is generally in the same time period as the underlying foreign currency denominated transactions. Gains and losses on contracts that do not qualify for hedge accounting treatment are recognized as incurred as a component of other non-operating income or expense.

New Accounting Standards

In July 2002, FASB Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," ("Statement No. 146") was issued. Statement No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This statement is effective for fiscal years beginning after December 31, 2002. The adoption of Statement No. 146 did not have a material impact on our reported consolidated results of operations or financial position.

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Nos. 5, 57, and 107 and

Rescission of FASB Interpretation No. 34," ("FIN No. 45") was issued in November, 2002. FIN No. 45 elaborates on the disclosures to be made by a guarantor and clarifies requirements relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN No. 45 requires that upon issuance of a guarantee, companies recognize a liability for the fair value of the obligation it assumes under that guarantee. We adopted the annual disclosure provisions as of December 31, 2002. We adopted the provisions for initial recognition and measurement during the first quarter of 2003. We do offer warranties, however, the returns and repair costs incurred under warranty have been immaterial. The adoption of FIN No. 45 did not have a material effect on our consolidated financial statements.

In January 2003, FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," ("FIN No. 46") was issued. FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective for all new variable interest entities created or acquired after January 31, 2003. During December 2003, the FASB issued a revision to FIN No. 46 ("FIN No. 46R"). Under the revised provisions, public entities are required to apply the guidance if the entity has interests in variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. We have no variable interest entities at this time, and as such, the adoption of FIN Nos. 46 and 46R did not have a material effect on our consolidated financial statements.

In April 2003, the FASB issued Statement No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities," (Statement No. 149). Statement No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". Statement No. 149 is effective for contracts entered into or modified after September 30, 2003, and for hedging relationships designated after September 30, 2003 and is to be applied prospectively. The adoption of Statement No. 149 did not have a material impact on our consolidated financial statements.

In May 2003, FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," ("Statement No. 150") was issued. Statement No. 150 establishes standards for how an issuer classifies and measures in its balance sheet certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify instruments within its scope as a liability (or an asset in some circumstances) in the statement of financial position. Statement No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. We are not party to any such financial instruments as defined under Statement No. 150, and therefore, the adoption of this statement did not have a material effect on our consolidated financial statements.

In November 2003, the FASB issued FASB Staff Position No. 150-3 ("FSS 150-3") which deferred the effective dates for applying certain provisions of Statement No. 150 related to mandatorily redeemable financial instruments of certain non-public entities and certain mandatorily redeemable non-controlling interests for public and non-public companies. For public entities, Statement No. 150 is effective for mandatorily redeemable financial instruments entered into or modified after May 31, 2003 and is effective for all other financial instruments as of the first interim period beginning after June 15, 2003. For mandatorily redeemable non-controlling interests that would not have to be classified as liabilities by a subsidiary, but would have to be classified as liabilities by the parent, the classification and measurement provisions of Statement No. 150 are deferred indefinitely. The measurement provisions of Statement No. 150 are also deferred indefinitely for other mandatorily redeemable non-controlling interests that were issued before November 4, 2003. For those instruments, the measurement guidance for redeemable shares and non-controlling interests in other literature shall apply during the deferral period. We are not party to any such financial instruments as defined under FSS No. 150, and therefore, the adoption of this statement did not have a material effect on our consolidated financial statements or disclosures.

Reclassifications

Certain prior period financial statements have been reclassified to conform to currently reported presentations.

(3) Business Acquisitions

During September 2002, we reduced recorded goodwill by $0.6 million as a result of the recovery of a portion of our purchase price paid for our July 1998 acquisition of Hoke, Inc. ("Hoke"). This recovery of purchase price was in accordance with an arbitration agreement with the former shareholders of Hoke, who awarded us the rights to the recovery of certain previously paid income taxes. During December 2003, we further reduced recorded goodwill by $0.4 million upon receiving notification of acceptance of a claim for the recovery of additional previously paid income taxes. This recovery, also due us in accordance with the arbitration agreement, was received during January 2004.

On June 25, 2001, we acquired a 75% interest in Regeltechnik Kornwestheim GmbH and affiliates ("RTK"), a German closed corporation. The aggregate purchase price paid for RTK was $10.6 million; net of cash acquired and included the assumption of $4.2 in long-term debt. RTK manufactures and sells control valves, regulators, actuators and related instrumentation products primarily for steam and fluid process applications in the HVAC, industrial, food, beverage and pharmaceutical markets. On February 5, 2002, the minority interest shareholder of RTK exercised the put option granted to him in the purchase agreement, thereby electing to sell us the remaining 25% interest in RTK. Accordingly, during March 2002 we paid cash of approximately $2.5 million for the purchase of this 25% interest in RTK, resulting in $1.3 million of additional goodwill. The aggregate purchase price for RTK acquisition was $13.0 million, consisting of $8.8 million of cash, net of acquired cash, and the assumption of $4.2 million of long-term debt. The excess of the purchase price over the fair value of the net identifiable assets of $5.2 million acquired has been recorded as goodwill. The results of operations for this business have previously been included in our consolidated financial statements from the date our initial 75% ownership share was acquired in June 2001.

On June 29, 2001, we acquired 100% interest in Société Alsacienne Regulaves Thermiques von Rohr, S.A. ("SART"), a French limited liability company. SART manufactures and sells control valves, regulators, actuators and related instrumentation products primarily for steam and fluid process applications in the HVAC, industrial, food, beverage and pharmaceutical markets. We paid $2.8 million in cash; net of $0.1 million in cash acquired, and assumed $0.3 million of long-term debt for an aggregate purchase price of $3.1 million. The excess of the purchase price over the fair value of the net identifiable assets of $0.7 million acquired has been recorded as goodwill. The results of operations of SART have been included in our consolidated financial statements since the date of acquisition.

During June 2002, we received $0.5 million in cash representing a purchase price adjustment relating to the resolution of indemnification claims that were previously made against the former owners of Leslie Controls, Inc. The refunded cash purchase price was accounted for as a reduction of recorded goodwill.

In October 2002, we purchased Tomco Products, Inc. ("Tomco") and U.S. Para Plate Corporation ("USPP") for an aggregate of $17.6 million in cash. We assumed $0.7 million in long-term debt, received $2.5 million in cash, and $4.0 million in investments at fair market value in connection with these transactions. We also deposited an additional $2.3 million into separate escrow accounts for the benefit of the sellers subject to any such claims by us as are allowed in accordance with the purchase agreements. Any funds remaining in the escrow account at the conclusion of the contingency periods will be distributed to the sellers and accounted for as additional purchase price. Tomco, located in Painesville, Ohio, manufactures a full line of quick connect and disconnect couplers for general purpose industrial applications and for use in more sophisticated instrumentation markets. USPP, located in Auburn, California, develops and produces high-pressure valves and regulators for industrial, aerospace and military applications. The combined annual revenues for both Tomco and USPP had been approximately $13.0 million. We financed both of these acquisitions through our available cash flow. The $9.5 million excess of the original purchase price over the combined fair value of the net identifiable assets was recorded as goodwill. During October 2003, we increased the recorded goodwill for Tomco by $1.0 million upon the release to the former selling shareholders of funds previously held in escrow. The $9.5 million of goodwill recorded for Tomco as of December 31, 2003 is expected to be deductible for tax purposes.

On November 14, 2003, we acquired DQS International B.V. ("DQS"), headquartered in Rotterdam, the Netherlands, for $6.0 million in cash and the assumption of $0.8 million of net debt. We also deposited an additional $0.6 million into a separate escrow account for the benefit of the sellers, subject to any such claims by us as are allowed in accordance with the purchase agreement. Any funds remaining in the escrow account at the conclusion of the contingency period will be distributed to the sellers and accounted for as an additional purchase price. The $4.1 million excess of the original purchase price over the fair value of the net identifiable assets is recorded as goodwill and is expected to be deductible for tax purposes.

On December 11, 2003, we acquired Texas Sampling, Inc. ("TSI"), located in Victoria, Texas for $4.4 million in cash. We also deposited an additional $0.2 million into a separate escrow account for the benefit of the sellers, subject to any such claims by us as are allowed in accordance with the purchase agreement. The $3.7 million excess of the original purchase price over the fair value of net identifiable assets is recorded as goodwill and is expected to be deductible for tax purposes. Any funds remaining in the escrow account at the conclusion of the contingency period will be distributed to the sellers and accounted for as an additional purchase price.

Both DQS and TSI manufacture and distribute a product line of analytical sampling systems to process manufacturers. The DQS and TSI product lines have well established brand recognition and are well known within the industry. The combined annual revenues for DQS and TSI were approximately $9.1 million. We financed both of these acquisitions from available cash balances and we accounted for these transactions as purchase business combinations. The allocations of the purchase price for DQS and TSI are preliminary in nature and will be finalized in 2004.

The following table reflects unaudited pro forma consolidated results on the basis that TSI, DQS, Tomco, USPP, RTK and SART acquisitions took place and were recorded at the beginning of the year for each of the respective periods presented (Unaudited, in thousands, except per share data):

	Year Ended December 31,		
	2003	2002	2001
Net revenue	$367,544	$352,086	$371,993
Net income	$ 18,179	$ 17,319	$ 17,763
Earnings per share: basic	$ 1.14	$ 1.15	$ 1.23
Earnings per share: diluted	$ 1.11	$ 1.11	$ 1.18

The unaudited pro forma consolidated results of operations may not be indicative of the actual results that would have occurred had the acquisitions been consummated at the beginning of each period, or of future operations of the consolidated companies under our ownership and management.

The following tables provide reconciliations of the net cash paid and goodwill recorded for acquisitions during the years ended December 31, 2003, 2002 and 2001 (In thousands):

	Year Ended December 31,		
	2003	2002	2001
Reconciliation of net cash paid:			
Fair value of assets acquired	$13,530	$24,960	$19,542
Purchase price adjustment	1,029	(1,088)	–
Less: liabilities assumed	3,141	2,377	9,140
Cash paid	11,418	21,495	10,402
Less: cash acquired	770	2,619	785
Net cash paid for acquired businesses	$10,648	$18,876	$ 9,617
Determination of goodwill:			
Cash paid, net of cash acquired	$10,648	$18,876	$ 9,617
Liabilities assumed	3,141	2,377	9,140
Less: fair value of tangible assets acquired, net of cash acquired	5,335	11,780	13,764
Goodwill	$ 8,454	$ 9,473	$ 4,993

(4) Investments

All investments are designated as available for sale. Investments at December 31, 2003 and 2002 are as follows (In thousands):

	Adjusted Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2003:				
Guaranteed investment contracts maturing in various periods to December 2004 at rate of 2.50% to 3.00%	$7,840	$ –	$ –	$7,840
December 31, 2002:				
U.S. government agency mutual funds	$3,150	$ 27	$ –	$3,177
Equity mutual funds	254	–	5	249
Equity securities	633	8	3	638
	$4,037	$ 35	$ 8	$4,064

(5) Inventories

Inventories consist of the following (In thousands):

	December 31, 2003	December 31, 2002
Raw materials	$38,120	$ 44,065
Work in process	27,991	26,480
Finished goods	31,167	39,742
	$97,278	$110,287

(6) Property, Plant and Equipment

Property, plant and equipment consists of the following (In thousands):

	December 31, 2003	December 31, 2002
Land	$ 6,324	$ 6,433
Buildings and improvements	32,411	33,406
Machinery and equipment	124,451	118,234
Construction in progress	502	925
	163,688	158,998
Accumulated depreciation	(101,951)	(94,633)
	$ 61,737	$ 64,365

(7) Goodwill and Other Intangible Assets

In accordance with Statement No. 142, we completed a transitional goodwill impairment evaluation by comparing the fair value of our reporting units as of January 1, 2002 to their carrying values and determined that the fair value of the reporting units' goodwill exceeded their carrying value and that no impairment existed. We completed our annual goodwill impairment valuation as of November 1, 2003 during the fourth quarter of 2003, and determined that the fair value of the reporting units' goodwill exceeded their carrying value and that no impairment existed for the annual evaluation as well.

The following table shows goodwill, by segment, net of accumulated amortization, as of December 31, 2003 (In thousands):

	Instrumentation & Thermal Fluid Controls Products	Petrochemical Products	Consolidated Total
Goodwill as of December 31, 2002	$88,472	$11,947	$100,419
Business acquisitions (see Note 3)	7,425	–	7,425
Purchase price adjustment of previous acquisitions (see Note 3)	1,029	–	1,029
Currency translation adjustments	2,030	545	2,575
Goodwill as of December 31, 2003	$98,956	$12,492	$111,448

In accordance with Statement No. 142, goodwill associated with acquisitions consummated after June 30, 2001 is not amortized and the amortization of goodwill from business combinations consummated before June 30, 2001 ceased on January 1, 2002.

The following table reflects the results of operations had Statement No. 142 been adopted and applied to all prior periods (In thousands, except per share data):

	Year Ended December 31,		
	2003	2002	2001
Net income	$17,873	$15,577	$15,596
Goodwill amortization expense	–	–	2,737
Adjusted net income	$17,873	$15,577	$18,333
Basic earnings per Share:			
Net income	$ 1.18	$ 1.04	$ 1.08
Goodwill amortization expense	–	–	0.19
Adjusted net income	$ 1.18	$ 1.04	$ 1.27
Diluted earnings per share:			
Net income	$ 1.14	$ 1.00	$ 1.04
Goodwill amortization expense	–	–	0.18
Adjusted net income	$ 1.14	$ 1.00	$ 1.22

The table below presents gross intangible assets and the related accumulated amortization as of December 31, 2003 (In thousands):

	Gross Carrying Amount	Accumulated Amortization
Patents	$5,140	$(4,840)
Trademarks and trade names	502	(119)
Land use rights	1,180	(282)
Other	60	(54)
Total	$6,882	$(5,295)
Net carrying value of intangible assets	$1,587	

The table below presents estimated amortization expense for intangible assets recorded as of December 31, 2003 (In thousands):

	2004	2005	2006	2007	2008	After 2008
Estimated amortization expense	$190	$149	$116	$64	$64	$1,004

(8) Income Taxes

The significant components of our deferred income tax liabilities and assets are as follows (In thousands):

	December 31,	
	2003	2002
Deferred income tax liabilities:		
Excess tax over book depreciation	$ 7,451	$ 7,320
Inventory	2,050	2,323
Goodwill	1,866	1,088
Other	249	1,072
Total deferred income tax liabilities	11,616	11,803
Deferred income tax assets:		
Accrued expenses	5,272	6,104
Net operating loss and credit carry-forward	1,700	1,741
Cost basis differences in intangible assets	939	1,290
Other	4,505	5,330
Total deferred income tax assets	12,416	14,465
Valuation allowance	800	712
Deferred income tax asset, net of valuation allowance	11,616	13,753
Deferred income tax asset, net	$ –	$ 1,950
The above components of deferred income taxes are classified in the consolidated balance sheets as follows: (In thousands)		
Net current deferred income tax asset	$ 6,303	$ 5,884
Net non-current deferred income tax liability	(6,303)	(3,934)
Deferred income tax asset, net	$ –	$ 1,950

The provision for income taxes is based on the following pre-tax income (In thousands):

	Year Ended December 31,		
	2003	2002	2001
Domestic	$13,401	$15,516	$18,699
Foreign	12,272	8,823	7,295
	$25,673	$24,339	$25,994

The provision for income taxes (benefit) consists of the following (In thousands):

	Year Ended December 31,		
	2003	2002	2001
Current tax expense:			
Federal	$2,188	$1,714	$ 7,030
Foreign	4,044	3,604	2,380
State	196	380	699
	6,428	5,698	10,109
Deferred tax expense (benefit):			
Federal	953	3,334	9
Foreign	284	(572)	180
State	135	302	100
	1,372	3,064	289
	$7,800	$8,762	$10,398

Actual income taxes reported from operations are different from those that would have been computed by applying the federal statutory tax rate to income before income taxes. The reasons for these differences are as follows:

	Year Ended December 31,		
	2003	2002	2001
Computed expected federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	0.8	1.8	2.0
Goodwill amortization	–	–	2.9
Foreign tax rate differential	(0.1)	0.6	–
Extraterritorial income exclusion (formerly FSC)	(2.9)	(2.2)	(2.0)
Research and experimental credit	(2.2)	–	–
Other, net	(0.2)	0.8	2.1
Effective Tax Rate	30.4%	36.0%	40.0%

At December 31, 2003, we had foreign net operating loss of $0.3 million, and foreign and general business tax credits of $0.8 million. We also had state net operating losses of $5.6 million and state tax credits of $0.5 million. At December 31, 2002, we had foreign net operating losses of $0.9 million, foreign tax credits of $0.8 million, state net operating losses of $5.3 million, and state tax credits of $0.4 million. The foreign net operating losses at 2003 can be carried forward five years and if not utilized will expire in 2006 and 2007. Foreign tax credits if not utilized will expire in 2005. The state net operating losses and state tax credits if not utilized will expire in 2014 through 2022. We had a valuation allowance of $0.8 million and $0.7 million as of December 31, 2003 and December 31, 2002, respectively, against the state net operating losses and state tax credits. We believe that after considering all of the available objective evidence, it is more likely than not that the results of future operations will generate sufficient taxable income to realize the remaining deferred tax assets.

Undistributed earnings (deficit) of our foreign subsidiaries amounted to $5.3 million at December 31, 2003 and ($0.5) million at December 31, 2002. Those earnings are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been recorded thereon. Upon distribution of those earnings, in the form of dividends or otherwise, we will be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of U.S. income tax liability that would be incurred is not practicable because of the complexities associated with its hypothetical calculation; however, unrecognized foreign tax credits would be available to reduce some portion of any U.S. income tax liability. Withholding taxes of $0.2 million would be payable upon remittance of all previously unremitted earnings at December 31, 2003.

(9) Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (In thousands):

	December 31,	
	2003	2002
Commissions and sales incentives payable	$ 7,523	$ 4,900
Insurance	1,700	2,627
Other	10,732	7,188
	$19,955	$14,715

(10) Financing Arrangements

Long-term debt consists of the following (In thousands):

	December 31,	
	2003	2002
Senior unsecured notes, annual principal payments of $15.0 million through October 19, 2006, at a fixed interest rate of 8.23%	$45,000	$60,000
Industrial revenue bonds, maturing in December 2006 and August 2019, at variable interest rates of 1.25% and 1.36% at December 31, 2003, and 1.45% and 1.64% at December 31, 2002	12,260	12,260
Capital lease obligations	122	3
Other borrowings, at varying interest rates ranging from 1.62% to 8.5% in 2003 and 1.62% to 8.5% in 2002	3,677	5,727
Total long-term debt	61,059	77,990
Less: current portion	17,268	18,596
Total long-term debt, less current portion	$43,791	$59,394

On October 18, 1999, we entered into a $75.0 million unsecured revolving credit agreement maturing in October 2003. On December 4, 2002, we revised this credit line by entering into an amendment to the original credit agreement that extends the term of the facility to December 2006. The credit agreement provides us with an option to increase the available line to $100.0 million. In accordance with the credit agreement, the rate of interest and facility fees we are charged vary based upon changes in our net debt leverage ratio. We can borrow at either the Euro dollar rate plus an applicable margin of 0.625% to 1.625% or at a base rate plus an applicable margin of 0% to 0.25%. The base rate for any day is the higher of the Fed Funds rate plus 0.50% or the lenders Prime rate. We are also required to pay an unused facility fee that can range from 0.15 to 0.35% per annum and a utilization fee of 0.125% per annum if our borrowings exceed 50% of the credit facility limit.

At December 31, 2003, we had $75.0 million available from the unsecured revolving credit facility to support our acquisition program, working capital requirements, and for general corporate purposes.

On October 19, 1999, we also issued $75.0 million of unsecured notes that mature through annual principal payments from October 2002 – 2006. Proceeds from the notes and borrowings under the credit facility were used to repay $96.0 million of investments by, and advances from, Watts and the outstanding balance under a then existing term loan agreement. Beginning on October 19, 2002, we commenced making $15.0 million annual payments reducing the $75.0 million outstanding balance of our unsecured 8.23% senior notes, which mature in October 2006.

Certain of our loan agreements contain covenants that require, among other items, maintenance of certain financial ratios and also limit our ability to: enter into secured and unsecured borrowing arrangements; issue dividends to shareholders; acquire and dispose of businesses; invest in capital equipment; participate in certain higher yielding long-term investment vehicles; and issue additional shares of our stock. We completed an amendment to our revolving line of credit agreement, effective December 31, 2003, that permits foreign subsidiaries to invest their excess cash in high quality securities backed by well capitalized institutions in their respective countries rather than requiring such excess cash to be brought back to the U.S. for investment. We were in compliance with all covenants related to our existing debt obligations at December 31, 2003 and 2002. We expect to be in compliance with all covenants related to our existing debt obligations through 2004.

At December 31, 2003, minimum principal payments required during each of the next five years are as follows (In thousands):

	2004	2005	2006	2007	2008	After 2008
Minimum principal payments	$17,268	$16,178	$22,743	$ –	$ –	$4,870

(11) *Stock-Based Compensation*

The 1999 Stock Option and Incentive Plan (the "1999 Stock Plan") adopted by our Board of Directors permits the grant of the following types of awards to our officers, other employees and non-employee directors: incentive stock options, non-qualified stock options, deferred stock awards, restricted stock awards, unrestricted stock awards, performance share awards, stock appreciation rights ("SARs") and dividend equivalent rights. The 1999 Stock Plan provides for the issuance of up to 2,000,000 new shares of common stock (subject to adjustment for stock splits and similar events). New options granted under the 1999 Stock Plan could have varying vesting provisions and exercise periods. Options granted vest in periods ranging from 1 to 6 years and expire 10 years after the grant date.

The CIRCOR Management Stock Purchase Plan, which is a component of the 1999 Stock Plan, provides that eligible employees may elect to receive restricted stock units in lieu of all or a portion of their pre-tax annual incentive bonus and, in some cases, make after-tax contributions in exchange for restricted stock units. In addition, non-employee directors may elect to receive restricted stock units in lieu of all or a portion of their annual directors' fees. Each restricted stock unit represents a right to receive one share of our common stock after a three-year vesting period. Restricted stock units are granted at a discount of 33% from the fair market value of the shares of common stock on the date of grant. This discount is amortized as compensation expense ratably over the vesting period.

At the spin-off date, vested and non-vested Watts options held by our employees terminated in accordance with their terms and new options of equivalent value were issued under the 1999 Stock Plan to replace the Watts options ("replacement options"). The vesting dates and exercise periods of these options were not affected by the replacement. Based on their original Watts grant date, the CIRCOR replacement options vested during the years 1999 to 2003 and expire 10 years after grant of the original Watts options. Additionally, at the spin-off date, vested and non-vested Watts restricted stock units and SARs held by our employees were converted into comparable restricted stock units and SARs based on our common stock. Vested restricted stock units will be distributed in shares of our common stock. Upon exercise, vested SARs will be payable in cash. At December 31, 2003, there were 158,574 restricted stock units and 9,600 SARs outstanding. Compensation expense related to restricted stock units and SARs for the years ended December 31, 2003, 2002 and 2001 was $0.6 million, $0.3 million and $0.4 million, respectively.

The fair value of the options grants were estimated as of the date of the grants using the Black-Scholes option-pricing model with the following assumptions:

	December 31,		
	2003	2002	2001
Risk-free interest rate	4.0%	4.1%	5.4%
Expected life (years)	7	7	7
Expected stock volatility	44.1%	45.5%	55.7%
Expected dividend yield	0.9%	0.9%	0.9%

A summary of the status of all options granted to employees and non-employee directors at December 31, 2003, 2002, and 2001 and changes during the years then ended is presented in the table below (Options in thousands):

	December 31,					
	2003		2002		2001	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Options outstanding at beginning of period	1,498	$12.02	1,417	$11.14	1,232	$ 9.85
Granted	15	15.42	339	13.90	279	16.10
Exercised	(132)	9.59	(234)	9.58	(45)	8.11
Canceled	(46)	13.69	(24)	9.95	(49)	10.59
Options outstanding at end of period	1,335	$12.24	1,498	$12.02	1,417	$11.14
Options exercisable at end of period	738	$11.51	644	$10.75	631	$10.49
Weighted average fair value of options granted		$ 7.18		$ 6.69		$ 9.17

The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options (thousands)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Options (thousands)	Weighted Average Exercise Price
$ 7.50 – $ 8.37	248	5.9	$ 7.65	139	$ 7.78
9.43 – 10.38	233	5.6	10.14	192	10.12
11.00 – 13.94	617	6.0	13.28	335	12.82
16.32 – 19.75	237	7.9	16.39	72	16.32
$ 7.50 – $19.75	1,335	6.2	$12.24	738	$11.51

(12) Accumulated Other Comprehensive Income

Accumulated other comprehensive income at December 31, 2003 consisted of only accumulated translation adjustments of $14.1 million. The accumulated other comprehensive income as of December 31, 2002 consists of the following (In thousands):

	December 31, 2002		
	Gross Item	Tax Effect	Net of Tax
Cumulative translation adjustment	$ 1,335	$ –	$1,335
Additional minimum pension liability	(1,604)	608	(996)
Unrealized net gains-investments	27	(10)	17
Total accumulated comprehensive income (loss)	$ (242)	$598	$ 356

(13) Employee Benefit Plans

We sponsor two defined benefit pension plans covering substantially all of our U.S. non-union employees. Benefits are based primarily on years of service and employees' compensation. Our funding policy for these plans is to contribute annually the maximum amount that can be deducted for federal income tax purposes. The measurement date for both of our plans is September 30th.

Additionally, substantially all of our U.S. employees are eligible to participate in a 401(k) savings plan. Under this plan, we match a specified percentage of employee contributions, subject to certain limitations.

The components of net benefit expense are as follows (In thousands):

	Year Ended December 31,		
	2003	2002	2001
Components of net periodic benefit expense:			
Service cost-benefits earned	$1,822	$1,396	$1,210
Interest cost on benefits obligation	983	811	733
Net loss/(gain) amortization	265	–	–
Transition obligation (asset) amortization	(32)	(64)	–
Prior service cost amortization	98	98	30
Estimated return on assets	(968)	(714)	(845)
Net periodic cost of defined benefits plans	2,168	1,527	1,128
Cost of 401(k) plan company match contributions	282	335	368
Net benefit plans expense	$2,450	$1,862	$1,496

The weighted average assumptions used to determine the net periodic benefit cost and benefit obligations for the pension plans are shown below:

	Year Ended December 31,		
	2003	2002	2001
Net periodic benefit cost:			
Discount rate	6.75%	7.50%	8.00%
Expected return on plan assets	8.75%	9.00%	9.00%
Rate of compensation increase	4.00%	4.00%	5.00%
Benefit obligations:			
Discount rate	6.00%	6.75%	7.50%
Rate of compensation increase	4.00%	4.00%	4.00%

In selecting the expected long-term rate of return on assets, we considered the average rate of earnings expected on the funds invested or to be invested to provide for the benefits of these plans. This included considering the trusts' asset allocation and the expected returns likely to be earned over the life of the plans. This basis is consistent with the prior year.

A 25 basis point increase or decrease in the expected return of plan assets would increase or decrease the pension expense by less than $0.1 million. A 25 basis point increase or decrease in the assumed discount rate assumption would increase or decrease our interest expense by approximately $0.1 million.

The funded status of the defined benefit plan and amounts recognized in the balance sheet are as follows (In thousands):

	December 31, 2003	December 31, 2002
Change in projected benefit obligation:		
Balance at beginning of year	$17,321	$11,316
Service cost	1,822	1,396
Interest cost	983	811
Actuarial loss	2,461	1,491
Benefits paid	(216)	(157)
Administrative expenses	(221)	(209)
Liabilities acquired or adjusted	(57)	2,673
Balance at end of year	$22,093	$17,321
Change in fair value of plan assets:		
Balance at beginning of year	$12,496	$ 6,691
Actual return on assets	2,033	(1,108)
Benefits paid	(216)	(157)
Administrative expenses	(221)	(209)
Assets acquired or adjusted	332	1,562
Employer contributions	3,000	5,717
Fair value of plan assets at end of year	$17,424	$12,496
Funded status:		
Plan assets less than projected benefit obligation	$ (4,669)	$ (4,825)
Unrecognized transition asset	(40)	(72)
Unrecognized prior service cost	759	857
Unrecognized actuarial loss	5,308	4,566
Net prepaid benefit cost	$ 1,358	$ 526

The aggregate accumulated benefit obligation at December 31, 2003 and 2002 is $18.3 million and $13.6 million, respectively. The accumulated benefit obligation and plan assets for the funded pension plan were $17.3 million and $17.4 million, respectively, for the year ended December 31, 2003, and $12.9 million and $12.5 million, respectively, for the year ended December 31, 2002. The accumulated benefit obligation for the unfunded pension plan was $1.0 million and $0.7 million for the years ended December 31, 2003 and 2002, respectively.

The plan assets were held in the following accounts at year-end, expressed as a percent of total assets:

	2003	2002
Equity securities	72.5%	55.2%
Debt securities	27.5%	22.2%
Cash	–	22.6%
	100.0%	100.0%

Our investment objectives for the portfolio of the Plan assets is be to match, as closely as possible, the return of a composite benchmark comprised of: 40% of the Russell 1000 Index; 15% of the Russell 1000 Index; 15% of the Morgan Stanley Capital International EAFE Index; and 30% of the Lehman Brothers Aggregate Bond Index. We also seek to maintain a level of volatility (measured as standard deviation of returns) which approximates that of the composite benchmark returns. Rebalancing among asset classes will occur on an annual basis to ensure that the targeted asset allocations are maintained.

Our best estimate for expected contributions to the pension plans for 2004 is from $1 million to $3 million.

During the year ended December 31, 2002, a $2.3 million adjustment was made to record the minimum pension liability required to the extent the accumulated benefit obligations exceeded plan assets as of September 30, 2002, the plan measurement date. In conjunction with the adjustment to the liability account, a $0.7 million intangible asset was recorded up to the amount of unrecognized prior service cost for those plans. A $1.0 million corresponding charge, net of tax, was recorded to other accumulated comprehensive income. All of the above adjustments were reversed in 2003 as a result of the increased market value of plan assets exceeding the plan's current liability as of the measurement date, September 30, 2003.

(14) Contingencies, Environmental Remediation and Guarantees

We, like other worldwide manufacturing companies, are subject to a variety of potential liabilities connected with our business operations, including potential liabilities and expenses associated with possible product defects or failures and compliance with environmental laws. We maintain liability insurance coverage which we believe to be consistent with industry practices. Nonetheless, such insurance coverage may not be adequate to protect us fully against substantial damage claims, which may arise from product defects and failures or from environmental liability.

Contingencies

Like many other manufacturers of fluid control products, we have been named as defendants in a growing number of product liability actions brought on behalf of individuals who seek compensation for their alleged exposure to airborne asbestos fibers. In particular, our subsidiaries, Leslie Controls, Inc. ("Leslie"), Spence Engineering Company, Inc. ("Spence"), and Hoke, collectively have been named as defendants or third-party defendants in asbestos related claims brought on behalf of approximately 22,000 plaintiffs against anywhere from 50 to 400 defendants. In some instances, we also have been named individually and/or as successor in interest to one or more of these subsidiaries. These cases have been brought in state courts in Alabama, California, Connecticut, Georgia, Maryland, Michigan, Mississippi, New Jersey, New York, Rhode Island, Texas, Utah and Washington, with the vast majority of claimants having brought their claims in Mississippi. The cases brought on behalf of the vast majority of claimants seek unspecified compensatory and punitive damages against all defendants in the aggregate. However, the complaints filed on behalf of claimants who do seek specified compensatory and punitive damages typically seek millions or tens of millions of dollars in damages against the aggregate of defendants.

Any components containing asbestos formerly used in Leslie, Spence and Hoke products were entirely internal to the product and, we believe, would not give rise to ambient asbestos dust during normal operation or during normal inspection and repair procedures. Moreover, to date, our insurers have been paying the vast majority of the costs associated with the defense of these actions, particular with respect to Spence and Hoke for which insurance has paid all defense costs to date. As we previously have disclosed, due to certain gaps in historical insurance coverage, Leslie Controls had been responsible for in excess of 40% of the defense costs associated with asbestos actions. However, during 2003 we discovered evidence of additional policy coverage. As a result, we recently negotiated a revised cost sharing understanding with Leslie's insurers which results in a lowering of Leslie's responsibility to 29% of defense costs. In light of the foregoing, we believe that we have minimal, if any, liability with respect to the vast majority of these cases and that these cases, in the aggregate, will not have a material adverse effect on our financial condition, results of operations or cash flows. However, due to the nature and number of variables associated with asbestos related claims, such as the rate at which new claims may be filed; the availability of insurance policies to continue to recover certain of our costs relating to the defense and payment of these claims; the impact of bankruptcies of other companies currently or historically defending asbestos claims including our co-defendants; the uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case; the impact of potential changes in legislative or judicial standards; the type and severity of the disease alleged to be suffered by each claimant; and increases in the expense of medical treatment, we are unable to reliably estimate the ultimate costs to us of these claims.

During the fourth quarter of 2003, we entered into a monetary settlement with the United States Customs Service in order to resolve its previously disclosed investigation of our KF Industries subsidiary. This settlement did not have a material financial impact on our financial statements, and we now consider this matter to be closed.

Environmental Remediation

We are currently a party to or otherwise involved in various administrative or legal proceedings under federal, state or local environmental laws or regulations involving a number of sites, in some cases as a participant in a group of potentially responsible parties, referred to as PRPs. Two of these sites, the Sharkey and Combe Landfills in New Jersey, are listed on the National Priorities List. With respect to the Sharkey Landfill in New Jersey, we have been allocated 0.75% of the remediation costs, an amount that is not material to us. With respect to the Combe Landfill, we have settled both the Federal Government's claim and the State of New Jersey's claim for an amount that is immaterial to us. Moreover, our insurers have covered defense and settlement costs to date with respect to the Sharkey and Combe Landfills. In addition, we have also been named as a PRP with respect to the Solvent Recovery Service of New England site and the Old Southington landfill site, both in Connecticut. These sites are also on the National Priorities List but, with respect to both sites, we have the right to indemnification from the prior owners of the affected subsidiaries. We also have been identified as a PRP with respect to the Lightman Drum Company site in New Jersey and, in this matter; we also have the right to indemnification from the former owners of the affected subsidiary. Based on currently available information, we believe that any share of clean-up costs at these sites attributable to us will not be material, particularly given our indemnification rights against the respective former owners.

We have reviewed all of our pending judicial and legal proceedings, reasonably anticipated costs and expenses in connection with such proceedings, and availability and limits of our insurance coverage, and we have established reserves that we believe are appropriate in light of those outcomes that we believe are probable and estimable at this time.

Standby Letters of Credit

We execute standby letters of credit, which include bid bonds and performance bonds, in the normal course of business to ensure our performance or payments to third parties. The aggregate notional value of these instruments was $10.4 million at December 31, 2003. Our historical experience with these types of instruments has been good and no claims have been paid in the current or past four fiscal years. We believe that the likelihood of demand for payments relating to the outstanding instruments is remote. These instruments have expiration dates ranging from less than one month to five years from December 31, 2003.

The following table contains information related to standby letters of credit instruments outstanding as of December 31, 2003 (In thousands):

Term Remaining	Maximum Potential Future Payments
0-12 months	$ 8,222
Greater than 12 months	2,168
Total	$10,390

(15) Financial Instruments

Fair Value

The carrying amounts of cash and cash equivalents, trade receivables and trade payables approximate fair value because of the short maturity of these financial instruments. Investments are marked to market at the balance sheet date. The fair value of the senior unsecured notes, based on the value of comparable instruments brought to market, is $47.9 million as of December 31, 2003. The fair value of the Company's variable rate debt approximates its carrying value.

As of January 1, 2001, we adopted FASB Statement No. 133. "Accounting for Derivative Instruments and Hedging Activities" ("Statement No. 133"), as amended by Statement No. 138. Statement No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires that all derivative instruments be recorded on the balance sheet at fair value as assets or liabilities. The adoption of Statement No. 133 did not have a material effect on assets, liabilities, accumulated comprehensive income or net income.

In the normal course of our business, we manage risk associated with foreign exchange rates through a variety of strategies, including the use of hedging transactions, executed in accordance with our policies. As a matter of policy, we ordinarily do not use derivative instruments unless there is an underlying exposure. Any change in the value of our derivative instruments would be substantially offset by an opposite change in the underlying hedged items. We do not use derivative instruments for speculative trading purposes.

Accounting Policies

Using qualifying criteria defined in Statement No. 133, derivative instruments are designated and accounted for as either a hedge of a recognized asset or liability (fair value hedge) or a hedge of a forecasted transaction (cash flow hedge). For a fair value hedge, both the effective and ineffective portions of the change in fair value of the derivative instrument, along with an adjustment to the carrying amount of the hedged item for fair value changes attributable to the hedged risk, are recognized in earnings. For a cash flow hedge, changes in the fair value of the derivative instrument that are highly effective are deferred in accumulated other comprehensive income or loss until the underlying hedged item is recognized in earnings. If the effective portion of fair value or cash flow hedges were to cease to qualify for hedge accounting, or to be terminated, it would continue to be carried on the balance sheet at fair value until settled; however, hedge accounting would be discontinued prospectively. If forecast transactions were no longer probable of occurring, amounts previously deferred in accumulated other comprehensive income or loss would be recognized immediately in earnings.

Foreign Currency Risk

We use forward contracts to manage the currency risk related to business transactions denominated in foreign currencies. To the extent the underlying transactions hedged are completed, the contracts do not subject us to significant risk from exchange rate movements because they offset gains and losses on the related foreign currency denominated transactions. Our foreign currency forward contracts have not been designated as hedging instruments and, therefore, did not qualify for fair value or cash flow hedge treatment under the criteria of Statement No. 133 for the year ended December 31, 2003. Therefore, the unrealized gains and losses on our contracts have been recognized as a component of other expense in the consolidated statements of operations. There were no net unrealized gains attributable to foreign currency forward contracts at December 31, 2003, and $0.1 million at December 31, 2002. As of December 31, 2003, we had no forward contracts to buy currencies.

Operating Lease Commitments

Rental expense under operating lease commitments amounted to: $4.4 million, $4.0 million and $3.4 million for the years ended December 31, 2003, 2002 and 2001, respectively. Minimum rental commitments due under non-cancelable operating leases, primarily for office and warehouse facilities, at December 31, 2003 were (In thousands):

	2004	2005	2006	2007	2008	After 2008
Minimum lease commitments	$3,889	$3,441	$2,944	$2,736	$2,617	$1,718

(16) Segment Information

The following table presents certain reportable segment information (In thousands):

	Instrumentation & Thermal Fluid Controls Products	Petrochemical Products	Corporate Adjustments	Consolidated Total
Year Ended December 31, 2003				
Net revenues	$200,775	$158,678	$ –	$359,453
Inter-segment revenues	1,036	451	(1,487)	–
Operating income (loss)	22,218	15,151	(7,382)	29,987
Interest income				(775)
Interest expense				5,926
Other income, net				(837)
Income before income taxes				25,673
Identifiable assets	278,172	171,398	(25,707)	423,863
Capital expenditures	2,750	3,951	122	6,823
Depreciation and amortization	5,430	4,111	321	9,862
Year Ended December 31, 2002				
Net revenues	$190,524	$140,924	$ –	$331,448
Inter-segment revenues	1,458	68	(1,526)	–
Operating income (loss)	28,614	9,480	(7,720)	30,374
Interest income				(966)
Interest expense				7,687
Other income, net				(686)
Income before income taxes				24,339
Identifiable assets	390,067	165,291	(164,624)	390,734
Capital expenditures	2,134	2,097	187	4,418
Depreciation and amortization	6,057	4,246	347	10,650
Year Ended December 31, 2001				
Net revenues	$193,297	$149,786	$ –	$343,083
Inter-segment revenues	929	22	(951)	–
Operating income (loss)	32,158	9,194	(7,735)	33,617
Interest income				(922)
Interest expense				8,024
Other expense, net				521
Income before income taxes				25,994
Identifiable assets	268,315	157,672	(39,866)	386,121
Capital expenditures	2,934	1,959	57	4,950
Depreciation and amortization	8,067	4,652	327	13,046

Each reporting segment is individually managed and has separate financial results that are reviewed by our chief operating decision-maker. Each segment contains closely related products that are unique to the particular segment. Refer to Note 1 for further discussion of the products included in each segment.

In calculating profit from operations for individual reporting segments, substantial administrative expenses incurred at the corporate level that were applicable to the segments were allocated to the segments based upon specific identification of costs, employment related information or net revenues.

All intercompany transactions have been eliminated, and inter-segment revenues are not significant.

	Year Ended December 31,		
Net revenues by geographic area (In thousands)	2003	2002	2001
United States	$185,690	$182,058	$226,069
Canada	30,150	25,857	32,500
Germany	20,104	17,220	11,706
France	9,061	10,649	9,397
Netherlands	11,304	11,928	5,726
Other	103,144	83,736	57,685
Total revenues	$359,453	$331,448	$343,083

Long-lived assets by geographic area (In thousands)	2003	2002
United States	$ 38,763	$ 48,852
Germany	8,720	7,087
France	1,319	1,125
Italy	3,528	2,965
Canada	2,575	2,165
Other	6,832	2,171
Total long-lived assets	$ 61,737	$ 64,365

In March 2002, we transferred SSI from the Petrochemical Products segment to the Instrumentation and Thermal Fluid Controls Products segment. We believe that this change better reflects the products and markets that SSI serves. Prior periods have been restated and net revenues, operating income, and identifiable assets are not materially different with this reclassification.

(17) Quarterly Financial Information (Unaudited, in thousands, except per share information)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended December 31, 2003				
Net revenues	$87,163	$89,224	$86,661	$96,405
Gross profit	24,822	26,921	24,860	28,909
Net income	3,839	4,397	4,379	5,258
Earnings per common share:				
Basic	$ 0.25	$ 0.29	$ 0.29	$ 0.34
Diluted	0.25	0.28	0.28	0.33
Dividends per common share	$0.0375	$0.0375	$0.0375	$0.0375
Stock Price range:				
High	$ 16.85	$ 18.10	$ 20.95	$ 24.37
Low	13.16	12.81	17.42	18.95
Year ended December 31, 2002				
Net revenues	$79,462	$82,541	$83,092	$86,353
Gross profit	24,542	24,623	24,040	25,080
Net income	3,685	3,839	3,770	4,283
Earnings per common share:				
Basic	$ 0.25	$ 0.26	$ 0.25	$ 0.28
Diluted	0.24	0.24	0.24	0.28
Dividends per common share	$0.0375	$0.0375	$0.0375	$0.0375
Stock Price range:				
High	$ 22.38	$ 22.25	$ 18.05	$ 16.58
Low	16.95	16.85	13.25	11.75

(18) Special Charges

During the years ended December 31, 2003, 2002 and 2001, we incurred costs associated with the closure, consolidation and reorganization of certain manufacturing operations as follows (In thousands):

	Severance Benefits	Facility/Exit Costs	Total
Balance as of December 31, 2000	$ –	$ –	$ –
Charges	79	125	204
Less: cash payments	33	57	90
Balance as of December 31, 2001	46	68	114
Charges	206	539	745
Less: non-cash property write-down	–	325	325
Less: cash payments	186	264	450
Balance as of December 31, 2002	66	18	84
Charges	479	884	1,363
Less: non-cash property write-down	–	354	354
Less: cash payments	352	443	795
Balance as of December 31, 2003	$193	$105	$ 298

Costs incurred in 2003 were related to actions taken in the Thermal Fluid Controls Products Segment and Petrochemical Products Segment of $0.9 million and $0.5 million, respectively. Costs incurred during 2002 and 2001 were related to the Petrochemical Products segment. Costs in 2000 were related to actions taken in both the Instrumentation and Thermal Fluid Controls Products and Petrochemical Products segments of $1.6 million and $0.3 million, respectively. A write-down of fixed assets of approximately $0.4 million is included in the facility and exit special charges incurred for the year ended December 31, 2003 related to assets held for sale. As a result of these actions taken there were 116 employee positions terminated during 2003, 16 during 2002 and 36 during 2001. Special charges have been recognized as incurred. The remaining costs at December 31, 2003 are expected to be paid within the first half of 2003.

(19) Capital Structure

We have adopted a shareholder rights plan providing for the issuance of rights that will cause substantial dilution to a person or group of persons that acquires 15% or more of our shares of common stock, unless the rights are redeemed. These rights allow shareholders of our common stock to purchase a unit consisting of one ten thousandth of a share of our series A junior participating cumulative preferred stock, par value $0.01 per share, at a cash exercise price per unit of $48.00, subject to adjustments.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

CIRCOR INTERNATIONAL, INC.

Description	Balance at Beginning of Period	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts	Deductions (1)	Balance at End of Period
		(In thousands)			
Year ended December 31, 2003					
Deducted from asset account:					
Allowance for doubtful accounts	$ 2,041	$ 320	$ 33 (2)	$ 275	$2,119
Allowance for inventory	$ 7,671	$4,218	$161 (3)	$4,154	$7,896
Year ended December 31, 2002					
Deducted from asset account:					
Allowance for doubtful accounts	$ 2,637	$ 17	$ 4 (4)	$ 617	$2,041
Allowance for inventory	$ 9,667	$3,383	$397 (4)	$5,776	$7,671
Year ended December 31, 2001					
Deducted from asset account:					
Allowance for doubtful accounts	$ 2,831	$ 754	$230 (5)	$1,178	$2,637
Allowance for inventory	$11,084	$3,379	$710 (6)	$5,506	$9,667

(1) Uncollectible accounts and inventory written-off, net of recoveries.
(2) Includes $44 thousand acquired in connection with the acquisition of TSI and DQS.
(3) Acquired in connection with the acquisition of TSI and DQS.
(4) Acquired in connection with the acquisition of Tomco and U.S. Para Plate.
(5) Includes $223 thousand acquired in connection with the acquisition of RTK and SART.
(6) Acquired in connection with the acquisition of RTK and SART.

EXECUTIVE OFFICERS

DAVID A. BLOSS, SR.

Chairman, President and Chief Executive Officer

KENNETH W. SMITH

Vice President, Treasurer and Chief Financial Officer

ALAN J. GLASS

General Counsel and Assistant Secretary

STEPHEN J. CARRIERE

Vice President, Corporate Controller and Assistant Treasurer

DIVISIONAL OFFICERS

ALAN R. CARLSEN

Group Vice President, Thermal Fluid Controls Products

PAUL M. COPPINGER

Group Vice President, Petrochemical Products Group

CARL J. NASCA

Vice President, General Manager, Circor Aerospace Products

BARRY L. TAYLOR, SR.

Vice President, General Manager, Circor Instrumentation Technologies

BOARD OF DIRECTORS

DAVID A. BLOSS, SR.

Chairman, President and Chief Executive Officer of Circor International, Inc.

JEROME D. BRADY

President and Chief Executive Officer of C&K Components (retired)

THOMAS E. CALLAHAN

Senior Vice President, Chief Financial Officer of Welch Foods, Inc. (retired), Chairman of Circor's Compensation Committee

DEWAIN K. CROSS

Senior Vice President of Finance of Cooper Industries (retired), Chairman of Circor's Audit Committee

DAVID F. DIETZ

Partner of Goodwin Procter LLP, Circor's Lead Director

DOUGLAS M. HAYES

President of Hayes Capital Corp., Chairman of Circor's Nominating and Corporate Governance Committee

THOMAS E. NAUGLE

President of Naugle and Company

CORPORATE INFORMATION

EXECUTIVE OFFICES

35 Corporate Drive
Suite 290
Burlington, MA 01803

(By May 2004, address will be:
25 Corporate Drive
Suite 130
Burlington, MA 01803)

REGISTRAR AND TRANSFER AGENT

American Stock
Transfer and Trust Company
59 Maiden Lane
New York, NY 10038
1.800.937.5449 (Shareholder Relations)

COUNSEL

Goodwin Procter LLP
Exchange Place
Boston, MA 02109

AUDITORS

KPMG LLP
99 High St.
Boston, MA 02110

ANNUAL MEETING

Thursday, April 22, 2004
at 10:00 a.m. ET at
Spartanburg Marriott
Renaissance Park Hotel
299 North Church Street
Spartanburg, SC 29306

STOCK LISTING

New York Stock Exchange
Ticker Symbol: CIR

CIRCOR ON THE INTERNET

The 2003 Circor Annual Report is available online through www.circor.com. This site also contains the latest company news and information.

Design Gill Fishman Associates, www.gillfishmandesign.com, Photography John Earle, p3

CIRCOR INTERNATIONAL, INC.

35 CORPORATE DRIVE, SUITE 290, BURLINGTON, MA 01803-4244
TEL 781.270.1200 FAX 781.270.1299 EMAIL INFO@CIRCOR.COM WWW.CIRCOR.COM